Adobe Inc.
Notice of 2026 Annual Meeting of Stockholders and Proxy Statement

Wednesday, April 15, 2026
9:00 a.m. Pacific Time

www.virtualshareholdermeeting.com/ADBE2026



Adobe
A Letter From Our Chair & CEO



To our stockholders, customers, employees, and partners,

As a global technology leader, Adobe's mission is to empower everyone to create. We build innovative platforms and tools that unleash creativity, productivity and personalized customer experiences. For over four decades, our innovations have transformed how billions of people around the world engage across all types of media, starting with the first creative spark, to the creation and development of all content and media to the personalized delivery across every channel.

Artificial Intelligence ("AI") is driving a massive transformation across every facet of digital experience, reshaping how people create, connect, work and are entertained. Adobe is a leader in this transformation. We are executing on our customer-focused strategy to anticipate and serve the needs of large and expanding audiences: Business Professionals & Consumers, Creators & Creative Professionals, and Marketing Professionals as they navigate this exciting new era.

A TRANSFORMATIVE 2025

While technology transformations can be disruptive, Adobe has a proven track record of reinventing ourselves, consistently demonstrating our ability to emerge stronger.

AI represents a profound platform shift for the technology industry and a redefinition of how software creates value. At Adobe, we see this moment as an extension of our long-standing strategy to innovate at the intersection of creativity and technology. Our differentiated foundation—decades of proprietary data, world-class applications, purpose-built models, trusted partnerships, and deep enterprise relationships—positions us to lead. By combining intelligence at the application layer with orchestration, governance, and decisioning across workflows, we are

embedding AI into the systems our customers depend on to create, communicate, and drive growth.

While generative AI has accelerated content creation, the next wave—agentic AI—will enable outcome-driven workflows across the enterprise. Customers require more than speed; they require precision, brand governance, and seamless integration. Adobe's end-to-end platforms are uniquely designed to meet these needs at scale.

We have infused AI across our portfolio to deliver incredible innovation with deep customer understanding. As a result, we are expanding access to creativity, increasing customer productivity, strengthening engagement, and reinforcing our long-term growth strategy. We believe AI will serve as a catalyst for sustained innovation and value creation for our customers, partners, and stockholders.

During fiscal 2025, we focused on delivering innovative, AI-driven platforms and tools to our three key customer audiences. We achieved record revenue of $23.77 billion, representing 11% year-over-year growth. GAAP diluted earnings per share for the year was $16.70, growing 35% year over year. Our Digital Media business achieved revenue of $17.65 billion, growing 11% year over year. Our Digital Experience business achieved revenue of $5.86 billion, growing 9% year over year. Digital Experience subscription revenue was $5.41 billion, growing 11% year over year. We executed record share repurchases totaling nearly $12 billion, reducing our shares outstanding by over 6% during the year, underscoring our confidence in the company's long-term opportunity and continued commitment to delivering stockholder value.

The key performance metric we use to evaluate the health of our total book of business and progress against our customer-focused strategy is Total Adobe Annualized Recurring Revenue ("ARR"), which grew to $25.20 billion exiting fiscal 2025. As we execute our long-term growth initiatives and customer-focused strategy, we aim to drive the entire book of business with AI-influenced solutions.

Exiting fiscal 2025, total AI-influenced ARR exceeded one-third of our overall book of business, demonstrating our success in integrating AI deeply into our solutions and continuing to launch new AI-first offerings.

AI Leadership

Adobe has always led through times of change to better serve our customers, expand into new markets and deliver the best of Adobe to our stakeholders. Adobe's AI leadership builds on our expertise across core creative categories like imaging, design, illustration and video as well as digital documents and digital experiences. We're innovating and building partnerships across all four layers of the AI technology stack spanning data, models, agents and interfaces. We're establishing ourselves within leading AI ecosystems through partnerships and integrations across AWS, Google Gemini, HUMAIN, Microsoft Azure, NVIDIA, OpenAI and others, offering unprecedented access, choice and flexibility to customers. We're addressing customers' needs for a holistic approach to productivity, creativity and marketing by integrating AI natively across our leading applications, embedding purpose-built agents across our portfolio, providing an unprecedented choice of models and harnessing our highly differentiated data assets, to deliver comprehensive and easy-to-use solutions.

Adobe is advancing the responsible use of technology to build trust with our customers and communities. Our AI ethics principles are designed to ensure that our innovations are developed and deployed responsibly. We are combating misinformation and promoting transparency in digital content through the Content Authenticity Initiative which has grown to over 5,500 members, including major players in software, hardware, media, NGOs, and education sectors.

STRATEGIC PRIORITIES

The creative opportunity is expanding across audiences with AI as an accelerant. It is opening the content floodgates, tapping into everyone's imagination and significantly expanding the number of creative assets being created, edited, integrated and delivered. As creativity and digital experiences become more integral to how people communicate, work, and engage, we recognize the importance of tailoring our solutions to address the unique needs of three customer audiences. Embracing this customer-centric strategy, we are driving innovation to deliver more personalized, impactful solutions that align with our customers' specific goals, and simplifying our offerings to ensure that every customer can unlock their full creative potential in the era of AI-powered digital transformation.

Business Professionals & Consumers

Business professionals and consumers are navigating a world inundated with data and information, seeking tools to uncover insights, streamline workflows and collaborate and communicate more effectively. Adobe is empowering them to stand out through creativity and productivity with AI-driven quick and easy applications. We're enabling them to comprehend, collaborate and create seamlessly through the power of conversational experiences and generative designs.

Adobe Acrobat Studio and Adobe Express provide billions of users with the ability to be more productive and create standout content that helps promote their ideas, passions and business objectives. Acrobat Studio is revolutionizing document productivity by bringing together AI, collaboration and creation in a unified offering. With the conversational capabilities of Acrobat AI Assistant, users can summarize, extract insights, and create compelling documents with ease. Adobe Express, our quick and easy all-in-one creativity app, has become a cornerstone for business professionals, consumers, and small businesses. With features like Firefly-powered generative AI, brand controls, and seamless integration with Acrobat, Express enables users to create standout content across formats and platforms. New AI Assistant (beta) in Adobe Express unlocks creativity for all by combining conversational creation and editing, contextual understanding of design elements and easy-to-use tools so everyone can move from concept to content in minutes. The integration of Express features into Acrobat allows users to enhance PDFs with AI-generated visuals, infographics, and animations, transforming documents into dynamic storytelling tools.

Creators & Creative Professionals

Creators and creative professionals are at the heart of Adobe's mission. As demand for content accelerates, we are focused on making creativity more accessible, intelligent, and impactful. We're delivering AI-driven power and precision so creators of all skill levels can easily bring their creative visions to life across any media type and surface.

Adobe Creative Cloud continues to empower creators as they aspire to tell richer stories more efficiently with higher quality and more engaging content. Adobe Firefly is the go-to destination for creators' workflows, supporting their end-to-end, ideation-to-creation process. We expanded Firefly to become the only app with our own commercially safe models and over 25 leading partner models, including Google, OpenAI, Black Forest Labs, Luma, Runway, Topaz Labs and ElevenLabs, offering customers unparalleled choice and flexibility to use the best model for their needs. Firefly's integration across Creative Cloud applications like Photoshop, Illustrator, Premiere, and After Effects has transformed workflows, enabling creators to ideate, produce, and monetize content faster than ever before.

We continue to advance automated content production with Firefly Services that include video resizing, video reframing, image composition, image harmonization, digital-twin generation and more. We also launched Adobe Firefly Foundry, which provides businesses with private, deeply-tuned AI models across image, video, audio, vector and 3D—securely trained on their proprietary, branded content. Interest in Firefly Foundry has been strong from enterprise

Adobe

marketing teams and media and entertainment companies, where there is increasing desire to produce content faster and more cost-effectively.

Marketing Professionals

Marketing professionals face unprecedented pressure to create compelling content across channels, optimize campaigns, and deliver personalized experiences at scale. Adobe is empowering Marketing Professionals with AI-driven Customer Experience Orchestration to create, deliver and optimize personalized digital experiences. Now marketers can deliver on their customers' expectations for conversational experiences and optimize engagement around generative search to grow lifetime value and sustain business growth.

Adobe is a leader in the agentic AI era with comprehensive solutions spanning brand visibility, content supply chain, and customer engagement. Our solutions are powered by the Adobe AI platform, purpose built for brand, content, and customer intelligence workflows. Adobe Experience Platform continues to be the foundation for digital customer engagement, bringing together data, content, and journeys through new AI-powered apps and agents to deliver exceptional experiences.

Brand visibility is critical to success in the new agentic web, and Adobe solves customer needs through solutions like Adobe Experience Manager, Adobe Analytics and the newly available Adobe LLM Optimizer. Adobe Brand Concierge is an AI-first application enabling businesses to configure and manage AI agents that guide consumers from exploration to purchase decisions, using immersive and conversational experiences. By uniting data, content and agentic AI in a single experience, Brand Concierge gives businesses ownership of the critical discovery and consideration phase.

Adobe GenStudio integrates creativity, marketing, and AI to tackle inefficiencies in the content supply chain. GenStudio empowers enterprises to plan, create, manage, activate, and measure content in one intelligent workspace, enabling personalization to the individual at global scale. It gives enterprises the ability to connect, activate, and measure all of their content in one intelligent workspace.

VALUES-DRIVEN PURPOSE

Adobe's commitment to people, purpose, and community have been at the heart of our approach to every technology shift and guides how we lead the next chapter. Our values—**Create the Future, Own the Outcome, Raise the Bar, and Be Genuine**—steer our innovation, customer and partner engagement, and community impact. We remain deeply committed to fostering an environment where great talent is inspired to do their best work—an inclusive, values-driven culture supported by meaningful investment in learning, growth, and AI readiness. Adobe for All continues to be a powerful expression of who we are, reinforcing a workplace where every employee feels included, supported, and empowered to make a difference.

Adobe is well positioned to unlock opportunities for people of all ages, backgrounds and skill levels to share their stories, build great careers and make an impact. We believe that when people have the tools, training, and platform to express themselves creatively, communities flourish, careers transform and innovation accelerates. This focus on Creativity for All begins with our people. Around the globe, our teams bring Creativity for All to life through our purpose programs, including the Adobe Digital Academy, Adobe for Nonprofits, and the Adobe Film & TV Fund, which use Adobe tools, employees and resources to create opportunity. Our commitment to digital literacy and creativity in education is reaching over 40 million K-12 students globally, preparing the next generation to succeed in the digital age. Together, these efforts reflect our belief that creativity thrives when people do, and they strengthen the foundation that drives innovation and long-term success for our employees, customers, and stockholders.

Through community programs such as the Adobe Community Fund, our annual employee-driven grantmaking initiative, we invest millions in nonprofits addressing critical local needs in the cities where we live and work. We are advancing environmental sustainability and remain committed to 100% renewable electricity for our sites and net zero by 2050.

We're proud to continue to be recognized for our exceptional culture and industry leadership including being named to *Fortune's World's Best Workplaces*, *Forbes' World's Best Employers*, Interbrand's Best Global Brands, and *The Wall Street Journal's Best-Managed Companies.*

LOOKING AHEAD

As we look to 2026 and beyond, I'm confident that our customer-focused growth strategy, strategic priorities, talented employee base and global brand will deliver both continued growth and impact.

Thank you for your continued partnership and support.

Sincerely,

Shantanu Narayen

Shantanu Narayen
Chair & CEO
Adobe Inc.



Adobe

Adobe
Notice of 2026 Annual Meeting of Stockholders

Date & Time: **Wednesday, April 15, 2026**
9:00 a.m. Pacific Time

Location: **Virtual**
www.virtualshareholdermeeting.com/ADBE2026

Record Date: Close of business on
February 17, 2026

A list of stockholders entitled to vote at the meeting will be available for review during our regular business hours at our principal executive offices at 345 Park Avenue, San Jose, California 95110 for the ten days prior to the meeting for any purpose related to the meeting.

	Items of Business	Board Recommendation
1.	Elect eleven members of our Board of Directors (the "Board") named herein to serve for a one-year term.	**FOR EACH DIRECTOR NOMINEE**
2.	Approve the 2019 Equity Incentive Plan, as amended, to increase the available share reserve by 12 million shares.	**FOR**
3.	Ratify the appointment of KPMG LLP as our independent registered public accounting firm for our fiscal year ending on November 27, 2026.	**FOR**
4.	Approve, on an advisory basis, the compensation of our named executive officers.	**FOR**
5-8.	Vote on four stockholder proposals, if properly presented at the 2026 annual meeting of stockholders (the "2026 Annual Meeting").	**AGAINST**

These items of business are more fully described in the Proxy Statement accompanying this Notice. Only stockholders of record at the close of business on February 17, 2026 are entitled to notice of, and to vote at, the 2026 Annual Meeting or any adjournment or postponement thereof.

You may attend the 2026 Annual Meeting by visiting www.virtualshareholdermeeting.com/ADBE2026. There is no physical location for the 2026 Annual Meeting. For more information about the 2026 Annual Meeting, please see page 107 of the proxy.

Your vote is important. Please vote as soon as possible. You may vote your shares using the methods below.

Vote in Advance of the Meeting

Go to **proxyvote.com** and enter the 16-digit control number found in your Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") or proxy card.

Call toll-free **1-800-690-6903**.

Sign, date and return the proxy card or voting instruction form you receive by mail.

Vote Online During the Meeting

See "**Information about the Meeting, Voting and Proxies – Participating in Our Virtual Annual Meeting**" on page 108 for more information.

By order of the Board of Directors,

Louise Pentland
Chief Legal Officer and Executive Vice President, Legal and Government Relations and Corporate Secretary

February 27, 2026
San Jose, California

Special Note About Forward-Looking Statements

In addition to historical information, this proxy statement contains "forward-looking statements" within the meaning of applicable securities laws, including statements related to our product development plans and new or enhanced offerings; our business, strategy, artificial intelligence ("AI") and innovation momentum; our vision, market and AI opportunity and future growth; market and AI trends; strategic investments; customer success and groups; industry positioning; our AI book of business; and our sustainability commitments. In addition, when used in this proxy statement, the words "will," "expects," "could," "would," "may," "anticipates," "intends," "plans," "believes," "seeks," "targets," "estimates," "looks for," "looks to," "continues" and similar expressions, as well as statements regarding our focus for the future, are generally intended to identify forward-looking statements. Each of the forward-looking statements we make in this proxy statement involves risks, uncertainties and assumptions based on information available to us as of the date of this proxy statement. Such risks and uncertainties, many of which relate to matters beyond our control, could cause actual results to differ materially and adversely from these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in the section titled "Risk Factors" and elsewhere in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Adobe's other filings with the U.S. Securities and Exchange Commission (the "SEC"). Undue reliance should not be placed on the forward-looking financial information set forth in this report, which reflects estimates based on information available as of the date of this proxy statement. Adobe assumes no obligation to, and does not currently intend to, update these forward-looking statements.

No Incorporation By Reference

This proxy statement includes website addresses and references to additional materials and reports found on those websites. These websites, materials and reports are not incorporated by reference herein.

Table of Contents

Λdobe

Proxy Statement Summary

The proxy materials, which include this proxy statement, proxy card, Notice of Internet Availability and our 2025 Annual Report on Form 10-K, are being distributed and made available on or about February 27, 2026. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the 2026 Annual Meeting. In this proxy statement, the terms "Adobe," "we," "our," and "Company" refer to Adobe Inc. This summary does not contain all of the information you should consider. Please read this entire proxy statement carefully before voting.

About Adobe

Empowering Everyone to Create

Adobe's mission is to empower everyone to create. We build innovative platforms and tools that unleash creativity, productivity and personalized customer experiences. For over four decades, our innovations have transformed how people everywhere engage across all types of media. Adobe's solutions are the foundation of digital experiences, starting with the first creative spark, to the creation and development of all content and media, to the personalized delivery across every channel.

Fiscal Year 2025 Financial Highlights



GAAP Operating Income

$8.71B

GAAP Diluted EPS

$16.70

Non-GAAP Operating Income[3]

$10.99B

Non-GAAP Diluted EPS[3]

$20.94

Operating Cash Flows

$10.03B

Shares Repurchased

30.8M

_____

[1] **Digital Media** serves the productivity and creativity needs of business professionals, consumers, creators and creative professionals and includes our Adobe Acrobat offerings, Adobe Express and our Creative Cloud subscriptions and flagship apps.

Digital Experience serves the end-to-end content supply chain needs of marketing professional and includes Adobe Experience Platform and native applications and solutions within Adobe GenStudio.

[2] **Business Professionals & Consumers** customer group consists of Adobe Acrobat offerings and Adobe Express, within Digital Media.

Creative & Marketing Professionals customer group consists of Digital Experience offerings and Creative Cloud flagship apps within Digital Media.

[3] See *Annex A* for a reconciliation of measures reported in accordance with generally accepted accounting principles in the United States ("GAAP") to non-GAAP measures, as well as other information regarding our non-GAAP financial measures.

Director Nominees

The following tables set forth the name, occupation, age, tenure, independence, committee assignments and attributes (as of February 27, 2026) for each of our eleven director nominees at the 2026 Annual Meeting. Each director is elected annually by our stockholders. See the section titled "Our Directors" for more information.

Name	Occupation	Age	Director Since	Independent	COMMITTEE MEMBERSHIPS[1]		
					Audit	Executive Compensation	Governance and Sustainability
Cristiano Amon DIRECTOR	President and CEO, Qualcomm	55	Oct 2023	Yes		M	
Amy Banse DIRECTOR	Partner, Mosaic General Partnership	66	May 2012	Yes		C	M
Melanie Boulden DIRECTOR	Former EVP and Chief Growth Officer, Tyson Foods	53	Oct 2020	Yes		M	
Frank Calderoni LEAD DIRECTOR	Former CEO, Velocity Global	68	May 2012	Yes			C
Laura Desmond DIRECTOR	CEO, Smartly.io	60	May 2012	Yes	M		
Shantanu Narayen CHAIR	Chair of the Board and CEO, Adobe	62	Dec 2007	No			
Spencer Neumann DIRECTOR	CFO, Netflix	56	Jan 2022	Yes	M		
Kathleen Oberg DIRECTOR	CFO and EVP, Development, Marriott International[2]	65	Jan 2019	Yes	C		M
Dheeraj Pandey DIRECTOR	Chair and CEO, DevRev	50	Jan 2019	Yes	M		
David Ricks DIRECTOR	Chair, President and CEO, Eli Lilly and Company	58	Apr 2018	Yes		M	
Daniel Rosensweig DIRECTOR	President, CEO, and Co-Chair, Chegg	64	Jan 2009	Yes			M

C Chair   **M** Member

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[1] If our eleven director nominees are elected by stockholders, the committee composition immediately following the 2026 Annual Meeting will be unchanged.

[2] Ms. Oberg will retire from Marriott International, effective March 31, 2026.

Attributes of Our Eleven Director Nominees



Average Age	Average Tenure	Independent
59 years	**10.1 years**	**91%**
<55 — 2	<10 yrs — 6	10
55-64 — 6	10-15 yrs — 3	
65+ — 3	16+ yrs — 2	

11 directors	Executive Leadership	**8** directors	AI Experience
11 directors	Global Leadership	**11** directors	Finance or Accounting
11 directors	Business Development & Strategy	**4** directors	Legal or Regulatory
9 directors	Sales, Marketing & Brand Management	**9** directors	Public Company Board Service / Governance
3 directors	Technologist	**7** directors	Demographic Background[1]
11 directors	Operations		

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[1] Represents characteristics such as race/ethnicity (4 directors) and/or gender (4 directors).

Corporate Governance Highlights

Adobe is committed to excellence in corporate governance. We maintain numerous policies and practices that demonstrate our commitment, including those summarized below. See the section titled "Corporate Governance" for more information.

- Strong Board independence (10 of 11 director nominees are independent)
- Independent lead director and all committee members are independent

- Majority vote standard plus resignation policy for uncontested director elections
- All directors stand for election annually

- Single class of stock with equal voting rights
- Bylaws provide for proxy access for stockholders

- Stockholder right to call a special meeting
- Above-market stock ownership requirements for executive officers and directors

- Simple majority vote standard for charter/bylaw amendments
- All current Audit Committee members are audit committee financial experts under SEC rules

- Any independent director may call for a meeting in executive session
- Regular Board and committee evaluations facilitated by an independent third party

- No Director may serve on more than four public company boards (including the Board) without first obtaining specific approval from the Board
- Prohibition on transactions involving pledging, hedging or short sales of Adobe equity

Our management team also provides regular updates to the Board and its committees on topics including those related to risk management, cybersecurity, regulatory updates and various environmental, social and governance ("ESG") matters including climate actions, AI ethics and responsible innovation, and ESG disclosures and performance objectives. For additional information relating to our practices, including those related to corporate responsibility, ethics, security and AI, visit adobe.com/investor-relations/governance.html.

Stockholder Engagement

Adobe has a history of actively engaging with our stockholders and regularly assessing our corporate governance, executive and director compensation, and sustainability practices. Our Investor Relations, Corporate Legal and Corporate Social Responsibility teams meet with investors, prospective investors and investment analysts. Meetings can include participation by our management team and, at times, our Lead Director and other members of our Board. Our heads of Investor Relations and Corporate Legal regularly communicate topics discussed and stockholder feedback to senior management and the Board for consideration in their decision-making.

In fiscal year 2025, we have sought one-on-one meetings with stockholders that collectively held approximately 50% of our outstanding shares, and held meetings with investors representing over 35% of our outstanding shares. During our fall outreach in fiscal year 2025, the Chair of the Executive Compensation Committee attended all meetings, together with representatives from our management team including the Chief Legal Officer and heads of our Investor Relations, Corporate Legal and Compensation teams, with our stockholders to discuss our compensation programs and the results of the 2025 Annual Meeting, understand stockholder perspectives and share those perspectives with the Executive Compensation Committee, the Governance and Sustainability Committee and the full Board.

Topics that we discussed with stockholders include:

- Business strategy
- Financial performance

- Human capital and talent
- Board composition and governance

- Executive compensation and severance pay
- Board oversight of ESG matters

- The Content Authenticity Initiative and AI ethics principles of accountability, responsible innovation and transparency
- Sustainability

Executive Compensation Highlights

Say-On-Pay Results

At our 2025 annual meeting of stockholders ("2025 Annual Meeting"), approximately **80%** of the votes cast approved, on an advisory basis, the fiscal year 2024 compensation for our named executive officers ("NEOs").

Compensation Practices

What we do	What we don't do
✓ Our NEOs' total compensation is designed to pay for performance and is comprised of elements that address both short-term and long-term financial performance, with appropriate caps on maximum amounts payable.	✗ Our Insider Trading Policy, which applies to all employees, officers and directors, prohibits transactions involving pledging, hedging or short sales of Adobe equity.
✓ Our Executive Compensation Committee engages its own independent compensation consultant to advise on executive and non-employee director compensation matters.	✗ We do not provide golden parachute excise tax gross-up payments.
✓ Our Executive Compensation Committee reviews the composition of our compensation peer group annually and makes adjustments to that composition, if deemed appropriate.	✗ We do not provide defined benefit pension plans, supplemental executive retirement plans or retiree health benefits for our executive officers.
✓ We conduct an annual advisory vote on the compensation of our NEOs.	✗ Our equity plans do not include an evergreen feature that would automatically replenish the shares available for issuance.
✓ Our Executive Compensation Committee is comprised 100% of independent directors and "non-employee directors" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934 (the "Exchange Act").	✗ We do not pay dividends on stock options, stock appreciation rights or unvested stock awards.
✓ We have clawback policies for performance-based incentive compensation and time-based equity compensation of our executive officers.	✗ Our Executive Officer Cash Severance Policy limits new cash severance arrangements that exceed 2.99 times an executive officer's base salary plus target annual bonus (or amendments to any existing severance arrangements to increase cash severance benefits to exceed such threshold) without seeking stockholder ratification.
✓ We have above-market stock ownership requirements for our directors and officers at the senior vice president level and above.	

CEO and All Other NEOs' Target Pay Mix for Fiscal Year 2025[1][2]



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[1]   The amounts shown for all other NEOs represent their average target pay mix. See the section titled "Executive Compensation—Compensation Discussion and Analysis" for more information.

[2]   The target pay mix for "All Other NEOs" excludes Ms. Pentland, who joined Adobe in May 2025 and received a new hire equity award of RSUs for fiscal year 2025.

Corporate
Governance

Adobe

Corporate Governance Framework

We have developed a corporate governance framework designed to ensure our Board has the appropriate practices in place to review and evaluate our business operations and to make decisions independent of management. Our goal is to align the interests of directors, management and stockholders, and comply with or exceed the requirements of the Nasdaq Stock Market LLC ("Nasdaq") and applicable laws and regulations. Adobe's key governance documents, including our Corporate Governance Guidelines, are available at adobe.com/investor-relations/governance.html. See the section titled "Proxy Summary—Corporate Governance Highlights" for further information on our corporate governance policies and practices.

Board Responsibilities and Structure

The Board's Role in Risk Oversight

Risk assessment and oversight are an integral part of our governance and management processes. The Board is responsible for overseeing the development and execution of the Company's strategic plans and for understanding the associated risks and actions that management is taking to manage and mitigate those risks. The Board believes that taking an active role in the oversight of Adobe's corporate strategy and the related risks is appropriate, given our Board members' combined breadth and depth of experience, and is critical to ensuring that the long-term interests of Adobe and its stockholders are being served. The Board also encourages management to promote a culture that actively manages risks as a part of Adobe's corporate strategy and day-to-day business operations. Adobe's management is responsible for developing and implementing the Company's strategic plans and for identifying, evaluating, managing and mitigating the risks inherent in those plans through our risk management program.

The scope of our Enterprise Risk Management ("ERM") program includes a broad range of Adobe's compliance, strategic, operational and financial risks. Throughout the year, members of a cross-functional team within the Company conduct risk data collection, surveys and interviews of Company experts, specialists and leaders, including management and Board members. From time to time, third-party experts are also consulted as part of this risk-assessment process. Together with the internal audit team, identified risks are then analyzed, categorized by topic (compliance, strategic, operational, financial or reputational) and timeframe (existing or emerging). For certain key risks, existing controls and management action plans to mitigate identified risks are evaluated and updated as necessary. Annually, management presents and discusses the key risks identified in the ERM process with the Audit Committee and the full Board, soliciting input from Board members on the steps taken to mitigate risks and plans for additional mitigation in the year ahead.

Our Board administers this risk oversight function and is assisted by its standing committees to address risks inherent in their respective areas of oversight and expertise, as detailed in the tables below.

The Board

Our Board reviews the Company's overall strategy, with annual reviews focused on the strategy of our business units. On an annual basis, the Board reviews the Company's key risks, including mitigation strategies, that are identified in the ERM process and also meets with the Chief Compliance Officer (the "CCO"), Chief Security Officer (the "CSO"), senior cyber legal and other professionals and Chief Audit Executive (the "CAE") to review existing and emerging risks. Additionally, the Board reviews the risk factors included in the Company's annual report filed with the SEC. The Board maintains direct oversight of and receives regular updates from management on AI, including our strategy, risks, development and governance and ethical innovation approaches.

The Committees

Audit Committee

Our Audit Committee has primary responsibility for oversight of our ERM program, as well as oversight of particular risks, such as cybersecurity, privacy, information and technology security and financial risk exposures and the steps our management has taken to monitor and control these exposures. The Audit Committee monitors the effectiveness of our Code of Ethics for senior officers. The Audit Committee also monitors compliance with legal and regulatory requirements and oversees the performance of our internal audit function and of our independent registered public accounting firm. In carrying out this oversight, the Audit Committee receives or participates in:

- regular updates by the CCO, CSO and senior cyber legal and other professionals regarding key risks, including cybersecurity;
- annual compliance updates regarding key compliance issues, as well as ongoing updates on developing risks, from the CCO, who reports to the Chief Legal Officer and regularly interacts with and directly communicates with the Audit Committee;
- annual meetings with the CCO without management present regarding key risks, issues or concerns;
- quarterly meetings without management present with the CAE, who reports to the Audit Committee, regarding key risks, issues or concerns;
- annual reviews of the Company's key risks by the CAE, including mitigation strategies, identified in the ERM process; and
- quarterly reviews of the risk factors included in the Company's quarterly and annual reports filed with the SEC.

Executive Compensation Committee

Our Executive Compensation Committee oversees risks associated with our compensation programs, plans, policies and practices and human capital management ("HCM") strategy and programs, and assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Governance and Sustainability Committee

Our Governance and Sustainability Committee monitors the effectiveness of our Corporate Governance Guidelines, and approves or disapproves any related-persons transactions. Additionally, our Governance and Sustainability Committee oversees risks associated with ESG matters, other than HCM, and receives an annual update from management on the Company's sustainability efforts and related risks.

Board Leadership Structure

Each year, our Board evaluates whether its leadership structure is appropriate to effectively address the specific needs of our business and the long-term interests of our stockholders. Given the dynamic and competitive environment in which Adobe operates, the Board believes that Adobe and our stockholders are best served by a Chair who has broad and deep knowledge of Adobe's business operations and the competitive landscape, the ability to identify strategic issues and the vision to create sustainable long-term value for stockholders. Based on these considerations, the Board has determined that, at this time, our Chief Executive Officer ("CEO"), Shantanu Narayen, is the director best qualified to serve in the role of Chair. The Board believes that Mr. Narayen's combined role enables decisive leadership, ensures clear accountability and enhances the Board's ability to focus its meetings on the issues most critical to Adobe's success as well as Adobe's ability to communicate its message and strategy clearly and consistently to its stockholders, employees and customers.

To maintain an appropriate level of independent checks and balances, our Corporate Governance Guidelines provide that if the Chair of the Board and the CEO are the same person or if the Chair is not an independent director, the independent members of the Board will annually select an independent director to serve in a lead capacity, who we refer to as our Lead Director. Our Board believes that there are advantages to having a Lead Director for matters such as communications and relations among our Board, the CEO and other members of senior management and in assisting our Board in reaching consensus on particular strategies and policies. The independent members of our Board have selected Frank Calderoni to serve as Lead Director. The Board believes that from Mr. Calderoni's experience as a director of several public companies, as well as his past experience as Chief Executive Officer of Velocity Global and Anaplan, Inc. and Chief Financial Officer of Red Hat, Inc., Cisco Systems, Inc., QLogic Corporation and SanDisk Corporation, he brings abundant financial expertise and business acumen that helps ensure strong and independent oversight and effective collaboration among the directors.

Our Lead Director coordinates the activities of the other independent directors and has the following additional responsibilities, as outlined in the Lead Director Charter adopted by the Board and available on our website at adobe.com/investor-relations/governance.html:

- presiding at all meetings of the Board at which the Chair is not present, including executive sessions of the independent directors;

- working to optimize Board performance through regular feedback that ensures that diverse viewpoints of all directors are heard and creating a climate of constructive candor in which frank and thoughtful discussion occurs;

- meeting with the Chair and CEO to discuss, approve or provide input and consultation on Board agendas, materials and the schedule of meetings;

- calling meetings of the independent directors, as needed;

- retaining outside advisors and consultants who report directly to the Board on Board-wide issues, as needed;

- providing feedback to individual directors in connection with the periodic Board evaluation process;

- administering, with the Chair of the Executive Compensation Committee, the Board's evaluation of the performance of the Chair and CEO; and

- making himself available for consultation and communication with Adobe's significant stockholders.

Led by Mr. Calderoni, the independent members of our Board met 4 times during fiscal year 2025 in regularly scheduled executive sessions (without the presence of Mr. Narayen) to discuss various matters related to oversight, Board affairs and CEO performance. Mr. Calderoni also frequently attends Audit Committee and Executive Compensation Committee meetings, and, at times, attends meetings with investors as part of our stockholder outreach efforts. Using input collected from the independent members of our Board during each executive session, Mr. Calderoni discusses the agenda and materials for future Board meetings with the Chair and CEO and members of management.

Our Board believes that stockholders are best served by the Board's current leadership structure because it provides Adobe with the benefits of combining the leadership role of Chair and CEO, while at the same time featuring a strong and empowered independent Lead Director who provides an effective independent voice and further enhances the contributions of our independent directors.

Committees of the Board

Audit Committee

8 meetings held in fiscal year 2025

CURRENT MEMBERS

Kathleen Oberg (Chair)

Laura Desmond

Spencer Neumann

Dheeraj Pandey

The Audit Committee's role includes assisting the Board in fulfilling its responsibilities related to the oversight of our financial, accounting and reporting processes; our system of internal accounting and financial controls; our technology security policies and internal cybersecurity and privacy controls; our ERM program; and our compliance with related legal, regulatory and ethical requirements. The Audit Committee's responsibilities include:

- the appointment, compensation, engagement, evaluation, retention, termination and oversight of our independent registered public accounting firm, including conducting an annual review of its independence;

- reviewing and approving the planned scope of our annual audit;

- overseeing our independent registered public accounting firm's audit work;

- reviewing and pre-approving any audit and non-audit services that may be performed by our independent registered public accounting firm;

- reviewing with management and our independent registered public accounting firm the adequacy of our internal financial and disclosure controls;

- reviewing our critical accounting policies and practices, critical audit matters and the application of accounting principles;

- reviewing and discussing with management the adequacy and effectiveness of our information and technology security policies and internal controls regarding information and technology security, cybersecurity and privacy related areas;

- monitoring the rotation of partners of our independent registered public accounting firm on our audit engagement team as required by regulation;

- reviewing our policies and practices with respect to swaps transactions;

- overseeing, and approving any amendments to, Adobe's worldwide investment policy;

- overseeing the performance of our internal audit function;

- establishing and reviewing our procedures, as required under applicable regulation, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

- overseeing and reviewing relevant elements of Adobe's ERM program; and

- reviewing and discussing with management and our independent registered public accounting firm our annual audited financial statements and quarterly financial statements.

The Audit Committee has the authority to obtain independent advice and assistance from internal or external legal, accounting and other advisors at Adobe's expense.

Each current member of the Audit Committee meets the independence criteria prescribed by applicable regulations and the rules of the SEC for audit committee membership and is an "independent director" within the meaning of applicable Nasdaq listing standards. Each current Audit Committee member meets Nasdaq's financial sophistication requirements, and the Board has further determined that each Audit Committee member is an "audit committee financial expert" as such term is defined in Item 407(d) of Regulation S-K promulgated by the SEC. The Audit Committee acts pursuant to a written charter, which complies with the applicable provisions of the Sarbanes-Oxley Act of 2002 and related rules of the SEC and Nasdaq, a copy of which can be found on our website at adobe.com/investor-relations/governance.html.

Executive Compensation Committee

7 meetings held in fiscal year 2025

CURRENT MEMBERS

Amy Banse (Chair)

Cristiano Amon

Melanie Boulden

David Ricks

The primary purpose of the Executive Compensation Committee is to discharge the Board's responsibilities relating to compensation and benefits of the Company's executive officers and other senior management. The Executive Compensation Committee's responsibilities also include:

- setting and administering the policies that govern, and reviewing and approving, all compensation of our executive officers, including cash, equity and other compensation programs;

- administering and monitoring compliance with our policies for the recovery or "clawback" of incentive compensation granted, awarded or paid to executive officers;

- making recommendations to the Board concerning Board and committee compensation;

- overseeing the Company's HCM strategy and programs;

- reviewing our stock ownership guidelines for non-employee directors and senior management;

- overseeing our overall compensation plans and benefit programs, and approving all employment, severance and change of control agreements and plans applicable to our executive officers;

- reviewing and approving annual performance objectives and goals relevant to our executive officers;

- overseeing all matters related to stockholder approval of executive compensation, including the advisory vote on compensation of our NEOs; and

- evaluating the risk-taking incentives and risk management of our compensation policies and practices.

The Executive Compensation Committee is also authorized to review and approve equity-based compensation grants to our non-executive officer employees and consultants; however, equity grants to our non-executive officer employees are generally approved by a Management Committee for Employee Equity Awards appointed by the Board, currently consisting of our CEO and Chief People Officer, within parameters established by the Executive Compensation Committee. See the section titled "Executive Compensation—Compensation Discussion and Analysis—Other Benefits, Programs and Policies—Granting Guidelines for Equity Compensation" for additional information. The CEO is also authorized, in his capacity as a member of the Board, to approve the assumption of outstanding equity awards in acquisitions, new hire and retention restricted stock unit ("RSU") grants to non-executive officer employees and RSU grants to consultants.

The Executive Compensation Committee has the authority to obtain independent advice and assistance from internal or external legal, accounting and other advisors, at Adobe's expense. The Executive Compensation Committee

assesses the independence and any potential conflicts of interest of compensation advisors in accordance with applicable law and Nasdaq listing standards. Each member of the Executive Compensation Committee is an independent director within the meaning of applicable Nasdaq listing standards and a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act. The Executive Compensation Committee acts pursuant to a written charter, a copy of which can be found on our website at adobe.com/investor-relations/governance.html.

Governance and Sustainability Committee

4 meetings held in fiscal year 2025

CURRENT MEMBERS

Frank Calderoni (Chair)

Amy Banse

Kathleen Oberg

Daniel Rosensweig

The Governance and Sustainability Committee's primary purpose is to evaluate candidates for membership on our Board and make recommendations to our Board regarding candidates for director. The Governance and Sustainability Committee's responsibilities also include:

- making recommendations with respect to the composition of our Board and its committees, including the rotation of committee chairs and members;

- reviewing and making recommendations regarding the functioning of our Board as an entity;

- overseeing ESG matters applicable to the Company, including the Company's policies, initiatives, disclosures and engagement with investors and other stakeholders, other than those related to HCM;

- establishing and reviewing governance criteria applicable to the Board;

- managing a periodic review, discussion and evaluation of the performance of our Board, its committees and its members;

- assessing the independence of our directors;

- reviewing and approving or disapproving any related-person transaction as defined under Item 404 of Regulation S-K, after examining each such transaction for potential conflicts of interest and other improprieties;

- reviewing the board memberships of other entities held by members of the Board and approving board memberships of other entities for our executive officers; and

- if requested by the Board, assisting the Board in reviewing and assessing performance, management development and succession planning for our senior management, including our CEO.

The Governance and Sustainability Committee has the authority to obtain independent advice and assistance from internal or external legal, accounting and other advisors at Adobe's expense. The members of our Governance and Sustainability Committee are all independent directors within the meaning of applicable Nasdaq listing standards. The Governance and Sustainability Committee operates pursuant to a written charter, a copy of which can be found on our website at adobe.com/investor-relations/governance.html.

In carrying out its function to nominate candidates for election to our Board, the Governance and Sustainability Committee considers the criteria, attributes and experience discussed in the section titled "Our Directors." The Governance and Sustainability Committee, from time to time, retains, for a fee, one or more third-party search firms to identify suitable candidates for election to our Board. In reviewing potential candidates, the Governance and Sustainability Committee will also consider all relationships between any proposed nominee and any of Adobe's stockholders, competitors, customers, suppliers or other persons with a relationship to Adobe. In addition, the Governance and Sustainability Committee believes it is appropriate for at least one member of our Audit Committee to meet the criteria for an "audit committee financial expert" as defined by SEC rules, that each member of our Executive Compensation Committee be a "non-employee director" within

the meaning of Rule 16b-3 under the Exchange Act and that a majority of the members of our Board meet the definition of "independent director" within the meaning of applicable Nasdaq listing standards.

The Governance and Sustainability Committee considers stockholder recommendations for candidates for the Board based on the same criteria that it uses to evaluate other candidates, including incumbents. Our stockholders may nominate one or more persons for election as a director at our annual meeting of stockholders. The name of any recommended candidate for director, together with a brief biographical sketch, a document indicating the candidate's willingness to serve if elected and evidence of the recommending stockholder's ownership of Company stock must be sent to the attention of our Corporate Secretary. In addition, the proxy access provisions under Article III, Section 6 of our bylaws, provide that a stockholder (or a group of up to twenty stockholders) owning at least 3% of Adobe's outstanding shares of common stock continuously for at least three years may nominate and include in our annual meeting proxy materials director nominees constituting up to the greater of two directors or 20% of the total number of directors on the Board, provided the stockholders and nominees satisfy the requirements specified in our bylaws. In either case, a stockholder who wishes to formally nominate a candidate must comply with the notice, information and consent provisions contained in our bylaws. Stockholders who intend to solicit proxies in reliance on the SEC's universal proxy rule for director nominees submitted under the advance notice requirements of our Bylaws must comply with the additional requirements of Rule 14a-19(b). Our bylaws specify additional requirements if stockholders wish to nominate directors at special meetings of stockholders.

Board Meetings and Attendance

During fiscal year 2025, our Board held 7 meetings, and its three standing committees—Audit Committee, Executive Compensation Committee and Governance and Sustainability Committee—collectively held 19 meetings. Each director attended at least 75% of the meetings of the Board and the committees of which such director was a member and during the period in which he or she served in fiscal year 2025. Members of our Board are encouraged to attend our annual meetings of stockholders. All eleven of the Board members then serving on our Board attended our 2025 Annual Meeting.

The following table sets forth the number of meetings held by our Board and the committees during fiscal year 2025:

Name	Board	Audit	Executive Compensation	Governance and Sustainability
Number of meetings held in fiscal year 2025	7	8	7	4

Director Commitments

Our Board believes that all members of the Board should have sufficient time and attention to devote to board duties and to otherwise fulfill the responsibilities required of directors. The Board and Governance and Sustainability Committee recognize that external commitments may impact a director's ability to discharge their responsibilities to effectively serve on the Board. The Board and Governance and Sustainability Committee believe that each person nominated for election at the 2026 Annual Meeting has the ability to effectively serve on the Board and to dedicate sufficient time and attention to his or her responsibilities as a member of the Board, taking into consideration, among other things, each nominee's attendance at meetings of the Board and any committees on which such nominee serves; the number of additional public company boards on which a nominee serves; and the nominee's level of contribution and participation in meetings of the Board and any of its committees.

Upon reviewing the commitments of our directors nominees, the Governance and Sustainability Committee carefully considered Mr. Rosensweig's service. The Governance and Sustainability Committee noted (1) Mr. Rosensweig's background, qualifications and years of service to the Company offer unique qualifications, institutional history and perspectives; (2) his near-perfect attendance (he was absent from one committee meeting in fiscal year 2025); (3) he attends meetings well-prepared and well-informed, actively participating in all discussions; (4) he is available to confer on matters with short notice; (5) his service on other boards has not interfered and is not expected to interfere with the time and attention required to serve on our Board; and (6) Mr. Rosensweig has represented to our Board that he is fully committed to the Board and will dedicate the appropriate amount of time to fulfill his duties as a member of our Board. However, we recognize that certain stockholders may consider Mr. Rosensweig to be "overboarded" due to his service on two other public company boards while serving as a public company CEO. In particular, Mr. Rosensweig serves as Chief Executive Officer and

the Co-Chair of the board of directors of Chegg, Inc. and also serves on the board of directors of Rent the Runway Inc. Upon robust review of Mr. Rosensweig's qualifications and commitment to the Board, the Governance and Sustainability Committee and the Board believe Mr. Rosensweig's membership on the Board is highly valuable and concluded that his service on other boards does not impair his service to the Company.

Director Independence

As required by the Nasdaq listing standards, a majority of the members of our Board must qualify as "independent," as affirmatively determined by our Board. Our Board consults with our legal counsel to ensure that its determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in the applicable Nasdaq listing standards. In addition, in making its determination, the Board considers any arms-length transactions made in the ordinary course between Adobe and certain related entities, for instance the purchase from Adobe of software products and services by companies of which a director is an executive officer.

After review of all relevant transactions and relationships between each director, any of their family members, Adobe, our executive officers and our independent registered public accounting firm, the Board has affirmatively determined that a majority of our Board is comprised of independent directors. Our current independent directors are: Messrs. Amon, Calderoni, Neumann, Pandey, Ricks and Rosensweig and Mses. Banse, Boulden, Desmond and Oberg.

Certain Relationships and Related Persons Transactions

Transactions with Related Persons

Pursuant to its written charter, the Governance and Sustainability Committee considers and approves or disapproves any related person transaction as defined under Item 404 of Regulation S-K, after examining each such transaction for potential conflicts of interest and other improprieties. The Governance and Sustainability Committee has not adopted any specific written procedures for conducting such reviews and considers each transaction in light of the specific facts and circumstances presented. In approving or rejecting any such transaction, the Governance and Sustainability Committee considers all relevant facts and circumstances as appropriate, including, but not limited to, the material facts of the transaction, including the terms of the transaction, the availability of other sources for comparable services or products and the extent of the related person's interest in the transaction.

Since the beginning of fiscal year 2025, there have not been any transactions, nor are there any currently proposed transactions, in which Adobe was or is to be a participant, where the amount involved exceeded $120,000 and in which any related person had or will have a direct or indirect material interest. As is the case with most multinational corporations, from time to time in the ordinary course of business, we engage in arms-length transactions with entities with which members of the Board or our executive officers (or members of the immediate family of any of the foregoing) have professional relationships and with entities that are greater than 5% beneficial owners of our common stock.

Compensation Committee Interlocks and Insider Participation

There are no members of our Executive Compensation Committee who were officers or employees of Adobe or any of our subsidiaries during fiscal year 2025. No members were formerly officers of Adobe or had any relationship otherwise requiring disclosure hereunder. During fiscal year 2025, no interlocking relationships existed between any of our executive officers or members of our Board or Executive Compensation Committee, on the one hand, and the executive officers or members of the board of directors or compensation committee of any other entity, on the other hand.

Corporate Governance Guidelines & Codes of Business Conduct and Ethics

Corporate Governance Guidelines

We believe in sound corporate governance practices and have adopted formal Corporate Governance Guidelines to enhance our effectiveness. Our Board adopted these Corporate Governance Guidelines in order to ensure that it has the necessary practices in place to review and evaluate our business operations as needed and to make decisions that are independent of our management. The Corporate Governance Guidelines set forth the practices our Board and its committees follow with respect to Board and committee composition and selection, meetings, CEO performance evaluation and management development and succession planning for senior management, including the CEO position. Pursuant to the Corporate Governance Guidelines, the CEO prepares, on a continuing basis, a short-term succession plan outlining temporary delegations of authority to certain officers of the Company if one or more members of senior management should unexpectedly become unable to perform his or her duties. A copy of our Corporate Governance Guidelines is available on our website at adobe.com/investor-relations/governance.html.

Code of Business Conduct

We have also adopted a Code of Business Conduct applicable to all directors, officers and employees of Adobe as required by applicable Nasdaq listing standards. This Code of Business Conduct is publicly available on our website at adobe.com/investor-relations/governance.html. There were no waivers of the Code of Business Conduct for any of our directors or executive officers during fiscal year 2025.

Code of Ethics

We have adopted a Code of Ethics applicable to our CEO, Chief Financial Officer ("CFO"), Chief Accounting Officer, Corporate Controller, Treasurer and certain other finance department executives, which is a "code of ethics" as defined by applicable SEC rules. The Code of Ethics is publicly available on our website at adobe.com/investor-relations/governance.html. If we make any amendments to the Code of Ethics other than technical, administrative or other non-substantive amendments or grant any waivers, including implicit waivers, from a provision of the Code of Ethics to our CEO, CFO, Chief Accounting Officer, Corporate Controller, Treasurer or persons performing similar functions, and such other personnel as are designated from time to time by the Board, we will disclose the nature of the amendment or waiver, its effective date and to whom it applies on our website at adobe.com/company/integrity.html or in a Current Report on Form 8-K filed with the SEC. There were no waivers of the Code of Ethics during fiscal year 2025.

Board Evaluation

The Governance and Sustainability Committee is responsible for overseeing periodic evaluations of the performance of the full Board, each of its members and its committees, and reports on such evaluations to the Board. On a regular basis, we engage an outside advisor to conduct a comprehensive Board evaluation to assess the effectiveness of our Board, committees and members. The process is facilitated by an independent third party to preserve integrity and anonymity of the Board members and the Company's senior executives. The evaluation process facilitator solicits feedback from Board members and senior executives individually to obtain and compile responses to the evaluation, which includes feedback from Board members on other Board members, for review by the Board and senior executives of the Company.

The Board, Governance and Sustainability Committee and senior executives of the Company then review and discuss the evaluation results and any actions to be taken as a result of the discussion. The results are used to inform Board and committee composition and refreshment, including expansion and refinement of the attributes and experience criteria for Board membership and to address the evolving needs of the Company. The evaluation aims to (1) find opportunities where our Board and committees can improve their performance and effectiveness, (2) assess any need to evolve the composition and expertise of our Board and (3) assure that our Board and committees are operating in accordance with our Corporate Governance Guidelines and committee charters. The evaluations have resulted in increased focus on key areas including strategy, AI and marketing, as well as regular director education on market landscape and industry developments.

Communications with the Board

Any stockholder who desires to contact our Board, or specific members of our Board, may do so electronically by sending an email to the following address: adobeboard@adobe.com. Alternatively, a stockholder may contact our Board, or specific members of our Board, by writing to:

Stockholder Communications
Adobe Inc.
345 Park Avenue
San Jose, California 95110, USA

All such communications will be initially received and processed by the office of our Corporate Secretary. Accounting, audit, internal accounting controls and other financial matters will be referred to the Chair of the Audit Committee. Other matters will be referred to the Board, the non-employee directors or individual directors as appropriate.

Our
Directors

Our business is managed under the direction of our Board of Directors, which is currently composed of eleven members. Adobe's stockholders elect our Board members annually. All of our current directors were elected by our stockholders, and all directors are serving a term that expires at the 2026 Annual Meeting. See the section titled "Proxy Statement Summary—Director Nominees" for information on the composition of our Board.

Attributes of Director Nominees

The following table highlights the number of our director nominees who share certain categories of attributes and experiences that uniquely qualify them to serve on our Board, which are further defined below. We believe the mix of experiences and qualifications represented by our directors is critical to Adobe's success. We have narrowly tailored and defined these categories, although inclusion in certain categories will in many cases provide experience and expertise covered by other categories. For example, directors with Chief Executive Officer experience will also have gained significant exposure to operational issues and sales and marketing.

	Executive Leadership	Global Leadership	Business Dev & Strategy	AI Experience	Operations	Finance or Accounting	Legal or Regulatory	Sales, Marketing & Brand Mgmt	Technologist	Public Company Board Service / Governance
Cristiano Amon DIRECTOR	●	●	●	●	●	●		●	●	●
Amy Banse DIRECTOR	●	●	●		●	●	●	●		●
Melanie Boulden DIRECTOR	●	●	●		●	●		●		●
Frank Calderoni LEAD DIRECTOR	●	●	●	●	●	●	●	●		●
Laura Desmond DIRECTOR	●	●	●	●	●	●		●		●
Shantanu Narayen CHAIR	●	●	●	●	●	●		●	●	●
Spencer Neumann DIRECTOR	●	●	●		●	●	●			
Kathleen Oberg DIRECTOR	●	●	●	●	●	●	●			
Dheeraj Pandey DIRECTOR	●	●	●	●	●	●		●	●	●
David Ricks DIRECTOR	●	●	●	●	●	●		●		●
Daniel Rosensweig DIRECTOR	●	●	●	●	●	●		●		●
	11	**11**	**11**	**8**	**11**	**11**	**4**	**9**	**3**	**9**

The attributes above are defined as follows:

Executive Leadership: Directors who have served as a founder, Chief Executive Officer or Chief Executive Officer-equivalent, senior executive or business unit leader of a company with a deep understanding of company offerings and industry.

Global Leadership: Directors with leadership experience in a global company overseeing non-U.S. operations, diverse economic landscapes and working with various cultures.

Business Development & Strategy: Directors with expertise in strategic planning, mergers and acquisitions, growth strategies or

business expansion.

AI Experience: Directors with experience leading AI transformation in companies.

Operations: Directors with experience in business operations management, supply chain management, integration or distribution.

Finance or Accounting: Directors with a deep understanding of finance, accounting principles and methodologies, financial reporting, financial management, capital markets, financial statements, audit processes and procedures or internal financial controls.

Legal or Regulatory: Directors with governmental policy, legal knowledge or experience with compliance and regulatory issues within a public company or a regulatory body, including any individual who is a Certified Public Accountant, has a Juris Doctorate, or has significant chief financial officer experience.

Sales, Marketing & Brand Management: Directors with experience in sales management, marketing campaign management, marketing/advertising products and services or public relations.

Technologist: Directors with expertise in software products, services, engineering or development, computer science, information technology, cybersecurity or technology research and development.

Public Company Board Service / Governance: Directors who currently serve, or have served, on other public company boards.

Considerations in Evaluating Director Nominees

The Board considers the following general criteria when evaluating Board member nominees and composition of the Board:

- exercises logical, thorough, objective, sound and rational judgment when representing the best interests of all Adobe stockholders;

- possesses experience and expertise relevant to expanding the breadth of the Board's collective knowledge, skill set and attributes;

- demonstrates commitment to achieving Adobe's long-term objectives by prioritizing and investing the attention necessary to fulfill Board membership-related duties, attendance obligations and responsibilities;

- contributes to the mix of skills, experiences and backgrounds of the full Board, in the context of the requirements of the Board at that point in time;

- understands elements relevant to the success of a publicly-traded company, including the importance of best practices in corporate governance; and

- demonstrates integrity and ethics in such nominee's personal and professional life.

Director Nominees for Election for a One-Year Term Expiring in 2027



Cristiano
Amon

DIRECTOR SINCE 2023
INDEPENDENT

Executive Compensation
Committee

Mr. Amon, 55, has served as President and Chief Executive Officer of Qualcomm Incorporated, a wireless technology company, and a member of its board of directors since June 2021. He served as Qualcomm Incorporated's President and Chief Executive Officer-elect from January 2021 to June 2021 and President from January 2018 to January 2021. Mr. Amon served as Executive Vice President, Qualcomm Technologies, Inc. ("QTI"), a subsidiary of Qualcomm Incorporated, and President, Qualcomm CDMA Technologies ("QCT"), from November 2015 to January 2018. He served as Executive Vice President, QTI and Co-President, QCT from October 2012 to November 2015, Senior Vice President and Co-President, QCT from June 2012 to October 2012 and as Senior Vice President, QCT Product Management from October 2007 to June 2012, with responsibility for QTI's product roadmap, including the Qualcomm Snapdragon platforms. Mr. Amon joined Qualcomm in 1995 as an engineer and throughout his tenure at Qualcomm has held several other technical and leadership positions. Mr. Amon holds a B.S. in Electrical Engineering and an honorary doctorate from UNICAMP, the State University of Campinas, Brazil.

As the President and Chief Executive Officer and a director of Qualcomm, Mr. Amon brings to the Board extensive business and management expertise, as well as a deep understanding of rapidly evolving technologies, including AI, and the complex operational and AI issues facing large global companies.

Other Public Company Boards:

Qualcomm Incorporated



Amy
Banse

DIRECTOR SINCE 2012
INDEPENDENT

Executive Compensation
Committee (chair);
Governance and Sustainability
Committee

Ms. Banse, 66, has served as a partner at Mosaic General Partnership (formerly Mastry, Inc.), an early stage venture capital firm, since March 2021. Previously, she held several roles at Comcast Corporation ("Comcast"), a global media and technology company, including Executive Vice President, Comcast, and Managing Director and Head of Funds, Comcast Ventures from January 2011 to September 2020. From 2004 to January 2011, Ms. Banse served as President of Comcast Interactive Media ("CIM"), a division of Comcast responsible for developing Comcast's online strategy and operating Comcast's digital properties, including Fandango, Xfinity.com and Xfinitytv.com. She joined Comcast in 1991 and spent the early part of her career at Comcast overseeing the development of Comcast's cable network portfolio. She received a B.A. from Harvard and a J.D. from Temple University School of Law.

As the former Managing Director and Head of Funds for Comcast Ventures and Executive Vice President, Comcast, as well as her prior executive positions, including President of CIM, Ms. Banse has extensive executive leadership experience and extensive knowledge of financial and strategic issues. She also brings to the Board a deep expertise in global media and technology organizations in online business.

Other Public Company Boards:

Lennar Corporation, On Holding AG, The Clorox Company (2016 to 2024)



Melanie
Boulden

DIRECTOR SINCE 2020
INDEPENDENT

Executive Compensation
Committee

Ms. Boulden, 53, has served as a consultant for Tyson Foods, Inc. ("Tyson Foods"), a multinational, protein-focused food company, since June 2025. From February 2023 to May 2025, Ms. Boulden served as Executive Vice President and Chief Growth Officer for Tyson Foods. Ms. Boulden also served as Group President, Prepared Foods for Tyson Foods from September 2023 to October 2024. From January 2021 to December 2022, Ms. Boulden served as Chief Marketing Officer, North America for The Coca-Cola Company, a global beverage company ("Coca-Cola"). From April 2020 to January 2021, Ms. Boulden served as President, Still Beverages Business Unit and from August 2019 to April 2020, Ms. Boulden served as President, Venturing and Emerging Brands for Coca-Cola. Ms. Boulden has also held marketing and general management leadership roles at Reebok International Ltd., a fitness footwear and clothing company, Crayola LLC, an art supplies company, Kraft Foods Group Inc., a food manufacturing company, and Henkel Consumer Goods, a manufacturer of personal care and household cleaning products. Ms. Boulden holds a B.S. in English from Iowa State University and an MBA with concentrations in marketing and finance from The University of Iowa.

With her previous senior executive experience at companies like Coca-Cola, Reebok International, Crayola, and most recently Tyson Foods, Ms. Boulden brings to the Board extensive leadership and general management experience. Additionally, Ms. Boulden has deep expertise in global marketing and brand management having led some of the world's most well-known brands.

Other Public Company Boards:

Cal-Maine Foods



Frank
Calderoni *Lead Director*

DIRECTOR SINCE 2012
INDEPENDENT

Governance and Sustainability
Committee (chair)

Mr. Calderoni, 68, served as the Chief Executive Officer of Velocity Global, a provider of global talent solutions, from April 2023 to August 2024. Prior to joining Velocity Global, Mr. Calderoni served as the Chair and Chief Executive Officer of Anaplan, Inc. ("Anaplan"), a planning and performance management platform provider, until June 2022. Prior to joining Anaplan in January 2017, he served as Executive Vice President, Operations and Chief Financial Officer at Red Hat, Inc., an enterprise open source software provider, from June 2015 to December 2016. Until June 2015, he was an Executive Advisor at Cisco Systems, Inc. ("Cisco"), a designer, manufacturer and seller of IP-based networking and other products related to the communications and information technology industry. From 2008 to January 2015, Mr. Calderoni served as Executive Vice President and Chief Financial Officer at Cisco, managing the company's financial strategy and operations. He joined Cisco in 2004 from QLogic Corporation, a storage networking company where he was Senior Vice President and Chief Financial Officer. Prior to that, he was Senior Vice President, Finance and Administration and Chief Financial Officer for SanDisk Corporation ("SanDisk"), a flash data storage company. Before joining SanDisk, Mr. Calderoni spent 21 years at IBM, a global services, software and systems company, where he became Vice President and held controller responsibilities for several divisions within the company. Mr. Calderoni holds a B.S. in Accounting and Finance from Fordham University and an M.B.A. in Finance from Pace University.

As a result of his senior executive leadership positions as chief executive officer and as chief financial officer of publicly traded global technology companies, Mr. Calderoni brings to the Board abundant financial expertise that includes extensive knowledge of the complex financial and operational issues facing large global companies and a deep understanding of accounting principles and financial reporting rules and regulations. He has experience driving Anaplan's AI strategy for predictive analytics and provides the Board with significant insight into the preparation of financial statements and knowledge of audit procedures. Through his senior executive positions, Mr. Calderoni has demonstrated his global leadership and business acumen.

Other Public Company Boards:

Anaplan (Chair 2017 to 2022)



**Laura
Desmond**

DIRECTOR SINCE 2012
INDEPENDENT

Executive Compensation
Committee;
Audit Committee

Ms. Desmond, 60, has served as Chief Executive Officer at Smartly.io, an advertising technology company, since September 2022. Ms. Desmond has served as Founder and Chief Executive Officer of Eagle Vista Partners, a strategic advisory and investment firm focused on marketing and digital technology, since March 2017, and as an Operating Partner in the Media & Technology Practice at Providence Equity Partners LLC, a private equity investment firm, since December 2017. Prior to this, Ms. Desmond was the Chief Revenue Officer of Publicis Groupe, a group of global marketing, communication and business transformation companies from December 2016 to December 2017. From 2008 to December 2016 Ms. Desmond was the Global Chief Executive Officer of Starcom MediaVest Group ("SMG"), a global marketing and media services company which is part of the Publicis Groupe. Prior to her appointment as Global Chief Executive Officer in 2008, Ms. Desmond was Chief Executive Officer of SMG - The Americas from 2007 to 2008 where she managed a network spanning the United States, Canada and Latin America. Ms. Desmond was Chief Executive Officer of MediaVest, a media agency, from 2003 to 2007, and from 2000 to 2002 she was Chief Executive Officer of SMG's Latin America group. Ms. Desmond holds a B.B.A. in Marketing from the University of Iowa.

With her extensive experience as a strategist, consultant and investor working with global marketers, media companies and brands, including serving as Chief Revenue Officer of Publicis Groupe and Global Chief Executive Officer of SMG, Ms. Desmond brings to the Board a deep expertise in global media and marketing technology organizations, leadership capabilities and business acumen. In her roles as CEO of Smartly and as an investor, Ms. Desmond has driven AI strategy and product development. In addition, her present and past service on other boards gives her valuable knowledge and perspective. As an expert in the marketing space, Ms. Desmond speaks frequently with Adobe's management outside of scheduled board meetings to provide specific insight regarding Adobe's solutions for marketing professionals.

Other Public Company Boards:

DoubleVerify Holdings Inc., Capgemini SE (2019 to 2020)



**Shantanu
Narayen** *Chair*

DIRECTOR SINCE 2007

Committees: None

Mr. Narayen, 62, currently serves as our Chief Executive Officer and Chair of the Board. He joined Adobe in January 1998 as Vice President and General Manager of our engineering technology group. In January 1999, he was promoted to Senior Vice President, Worldwide Products, and in March 2001, he was promoted to Executive Vice President, Worldwide Product Marketing and Development. In January 2005, Mr. Narayen was promoted to President and Chief Operating Officer, and effective December 2007, he was appointed our Chief Executive Officer and joined our Board. In January 2017, he was named our Chair of the Board. Mr. Narayen holds a B.S. in Electronics Engineering from Osmania University in India, an M.S. in Computer Science from Bowling Green State University and an M.B.A. from the Haas School of Business, University of California, Berkeley.

As our Chief Executive Officer, Chair of the Board and as an Adobe employee for more than 25 years, Mr. Narayen brings to the Board extensive leadership and industry experience, including a deep knowledge and understanding of our business, operations and employees, the opportunities and risks faced by Adobe, and management's current and future strategy and plans. Mr. Narayen is driving Adobe's AI strategy and innovation, delivering AI across its solutions for productivity, creativity and marketing. In addition, his service on other boards gives him a strong understanding of his role as a director and a broad perspective on key industry and AI issues and corporate governance matters.

Other Public Company Boards:

Pfizer Inc. (Lead Independent Director)



Spencer
Neumann

DIRECTOR SINCE 2022
INDEPENDENT

Audit Committee

Mr. Neumann, 56, has served as Chief Financial Officer of Netflix, Inc. ("Netflix"), a media company, since January 2019. Before joining Netflix, Mr. Neumann served as Chief Financial Officer of Activision Blizzard, Inc., a video gaming company, from June 2017 to January 2019 and previously held several senior positions at The Walt Disney Company, a multinational media and entertainment company, including Chief Financial Officer and Executive Vice President of Global Guest Experience of Walt Disney Parks and Resorts from 2012 to 2017. Prior to that, he held roles at private equity firms Providence Equity Partners and Summit Partners. He holds a B.A. in Economics and an M.B.A. from Harvard University.

As a result of his position at Netflix, as well as his previous executive positions, Mr. Neumann brings to the Board extensive experience and financial expertise, including an in-depth knowledge of the complex financial and operational issues facing large global companies and a deep understanding of accounting principles and financial reporting rules and regulations.

Other Public Company Boards:
None



Kathleen
Oberg

DIRECTOR SINCE 2019
INDEPENDENT

Audit Committee (chair);
Governance and Sustainability
Committee

Ms. Oberg, 65, currently serves as Chief Financial Officer and Executive Vice President, Development of Marriott International, Inc. ("Marriott"), a global hospitality company, and will retire from Marriott, effective March 31, 2026. From January 2016 to February 2023, she served as Chief Financial Officer and Executive Vice President of Marriott and was additionally designated in February 2023 as Executive Vice President, Development leading the strategic growth of the company's lodging brands. Beginning in 2013 and until January 2016, Ms. Oberg served as Chief Financial Officer for The Ritz-Carlton Hotel Company, L.L.C, a wholly-owned subsidiary of Marriott. From 2008 to 2013, Ms. Oberg served as Marriott's Senior Vice President, Corporate Development Finance. From 2006 to 2008, she served as Marriott's Senior Vice President, International Project Finance and Asset Management for Europe, the Middle East and Africa, and as the senior finance executive for the region. Ms. Oberg's career with Marriott began in 1999 where she served as a member of its Investor Relations group. Prior to initially joining Marriott, Ms. Oberg held various financial leadership positions with Sodexo, a food and facilities management company, Sallie Mae Bank, The Goldman Sachs Group, Inc., a global investment banking firm, and The Chase Manhattan Bank. Ms. Oberg holds a B.S. in Commerce with concentrations in Finance/Management Information Systems from the University of Virginia, McIntire School of Commerce and an M.B.A. from the Stanford University Graduate School of Business.

As a result of her position at Marriott and her past service in financial leadership positions, Ms. Oberg brings to the Board financial expertise, including an in-depth knowledge of financial reporting rules and regulations and accounting principles, and experience incorporating AI into Marriott's business operations. Her deep understanding of the multifaceted financial and operational issues affecting large global organizations and leadership experience with development projects and merger and acquisition opportunities brings the Board and Audit Committee valuable insight into preparing long-range plans, annual budgets and capital allocation strategy.

Other Public Company Boards:
None

Adobe



**Dheeraj
Pandey**

**DIRECTOR SINCE 2019
INDEPENDENT**

Audit Committee

Mr. Pandey, 50, has served as the Chair and Chief Executive Officer of DevRev, Inc., an AI-native enterprise software company, since December 2020. Previously, he co-founded Nutanix, Inc. ("Nutanix"), a cloud computing company, in 2009 and served as its Chief Executive Officer and as the Chair of its board of directors until December 2020. Mr. Pandey also served as the President of Nutanix from September 2009 until February 2016. Between September 2007 and September 2009, he served as VP (and Director) of Engineering at Aster Data Systems, Inc. (later acquired by Teradata Corporation ("Teradata")), a data warehousing company. Prior to Teradata, Mr. Pandey served in software engineering roles at Oracle Corporation, a software and technology company, Zambeel, Inc., a data storage systems company, and Trilogy Software, Inc., a software company. Mr. Pandey holds a Bachelor of Technology in Computer Science from the Indian Institute of Technology, Kanpur and a M.S. in Computer Science from the University of Texas at Austin. He was a Graduate Fellow of Computer Science in the University of Texas at Austin Ph.D. program.

With his experience in the technology industry as a global executive leader and technologist, including co-founding and serving as Chief Executive Officer and Chair of DevRev, Inc. and Nutanix and as a software engineer at various companies over the course of nearly 20 years, Mr. Pandey brings to the Board engineering expertise, experience co-founding and leading an AI-native company, financial acumen, an in-depth understanding of the technology landscape and valuable insight on growing a company from a start-up to a publicly traded company.

Other Public Company Boards:

Nutanix (Chair 2009 to 2020)



**David
Ricks**

**DIRECTOR SINCE 2018
INDEPENDENT**

Executive Compensation
Committee

Mr. Ricks, 58, has served as President and Chief Executive Officer of Eli Lilly and Company, a pharmaceutical company ("Eli Lilly"), since January 2017 and as Chair of the board of directors of Eli Lilly since June 2017. From 2012 to 2016, Mr. Ricks served as Senior Vice President and President of Lilly Bio-Medicines. From 2009 to 2012, Mr. Ricks served as President of Lilly USA, LLC, Eli Lilly's largest affiliate. Mr. Ricks served as President and General Manager of Lilly China, operating in one of the world's fastest-growing emerging markets, from 2008 to 2009. Mr. Ricks served as general manager of Lilly Canada from 2005 to 2008, after roles as Director of Pharmaceutical Marketing and National Sales Director in Canada. Mr. Ricks joined Eli Lilly in 1996 as a Business Development Associate and held several management roles in U.S. marketing and sales before moving to Lilly Canada. Mr. Ricks earned a B.S. from Purdue University in 1990 and an M.B.A. from Indiana University in 1996.

As Chair, President and Chief Executive Officer of a large, innovation-focused, global company, Mr. Ricks brings to the Board executive leadership, marketing, sales and financial expertise, business acumen, relevant worldwide operational insight, and experience deploying AI throughout Eli Lilly's business and operations.

Other Public Company Boards:

Eli Lilly and Company (Chair)



Daniel
Rosensweig

DIRECTOR SINCE 2009
INDEPENDENT

Governance and Sustainability
Committee

Mr. Rosensweig, 64, has served as President and Chief Executive Officer of Chegg, Inc. ("Chegg"), an online textbook rental company, since October 2025 and Co-Chair of the board of directors of Chegg since June 2018. Mr. Rosensweig's previous roles at Chegg include Executive Chair from June 2024 to October 2025, President and Chief Executive Officer from February 2010 to June 2024 and Chair of the board of directors from March 2010 to July 2018. From 2009 to February 2010, Mr. Rosensweig served as President and Chief Executive Officer of RedOctane, a business unit of Activision Publishing, Inc., a developer, publisher and distributor of interactive entertainment and leisure products. Prior to joining RedOctane in March 2009, Mr. Rosensweig was an Operating Principal at the Quadrangle Group LLC, a private investment firm. Prior to joining the Quadrangle Group in August 2007, Mr. Rosensweig served as Chief Operating Officer of Yahoo! Inc., a global internet company, which he joined in April 2002. Prior to joining Yahoo!, Mr. Rosensweig was President of CNET Networks, Inc., an interactive media company, which he joined in October 2000. Mr. Rosensweig served for 18 years with Ziff-Davis, LLC, an integrated media and marketing services company, including roles as President and Chief Executive Officer of its subsidiary ZDNet, from 1997 until 2000 when ZDNet was acquired by CNET. Mr. Rosensweig holds a B.A. in Political Science from Hobart College.

As a result of his current and former executive positions at Chegg, as well as his former positions as a senior executive at global media and technology organizations, Mr. Rosensweig provides the Board with extensive and relevant executive leadership, worldwide operations and technology industry experience, as well as experience deploying AI throughout Chegg's business and operations.

Other Public Company Boards:

Chegg, Inc. (Co-Chair), Rent the Runway Inc.

Director Compensation for Fiscal Year 2025

The following table sets forth information with respect to compensation awarded to, paid to or earned by each of Adobe's non-employee directors during fiscal year 2025. As an employee director, Mr. Narayen does not receive compensation for service as a director. No stock options were granted to any directors during fiscal year 2025.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2][3] ($)	Total ($)
Cristiano Amon	75,000	314,919	389,919
Amy Banse	105,000	314,919	419,919
Brett Biggs[4]	31,649	—	31,649
Melanie Boulden	75,000	314,919	389,919
Frank Calderoni	145,000	314,919	459,919
Laura Desmond[5]	78,036	314,919	392,955
Spencer Neumann	80,000	314,919	394,919
Kathleen Oberg	115,000	314,919	429,919
Dheeraj Pandey	80,000	314,919	394,919
David Ricks	75,000	314,919	389,919
Daniel Rosensweig	70,000	314,919	384,919

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[1] Director fees were paid at the end of the quarter for which services were provided. Messrs. Amon, Calderoni and Neumann and Mses. Boulden and Desmond each elected to defer all cash fees pursuant to Adobe's Deferred Compensation Plan. For more information on this plan, see the section titled "Deferred Compensation Plan" below.

[2] These amounts do not reflect the actual economic value realized by the director for these awards. In accordance with SEC rules, this column reflects the grant date fair value computed in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation ("FASB ASC Topic 718"), disregarding estimates of forfeitures related to service-based vesting conditions. The grant date fair values of RSU awards are calculated based on the closing stock price of our common stock on the date of grant.

Stock awards granted to non-employee directors during fiscal year 2025 were in accordance with the terms of the Board's Fiscal Year 2025 and Fiscal Year 2026 Non-Employee Director Compensation Policy (the "FY 2025 and FY 2026 Director Compensation Policy") described below.

Messrs. Amon, Calderoni, Neumann and Rosensweig and Mses. Banse and Boulden each elected to defer 100% of their RSUs granted on April 22, 2025 pursuant to Adobe's Deferred Compensation Plan. For more information on this plan, see the section titled "Deferred Compensation Plan" below.

[3] On April 22, 2025, each non-employee director then-serving on the Board received an annual grant of 900 RSUs with a grant date fair value of $349.91 per share. As of 2025 fiscal year end, each non-employee director then-serving held a total of 900 unvested and outstanding RSUs.

[4] In fiscal year 2025, Mr. Biggs did not receive an RSU award because he did not stand for re-election at the 2025 Annual Meeting. The amount reported under the "Fees Earned or Paid in Cash" column reflects the prorated portion of his retainer for service on the Board and as a member of the Audit Committee.

[5] As Ms. Desmond stepped down from the Executive Compensation Committee and joined the Audit Committee effective as of the 2025 Annual Meeting, the amount reported under the "Fees Earned or Paid in Cash" column reflects the prorated portion of her retainer for service on each committee, as applicable.

Compensation Philosophy

The general philosophy of our Board is that compensation for non-employee directors should be a mix of cash, payable quarterly, and equity-based compensation to attract and retain highly qualified directors and compensate them for a

year of service in fulfilling their responsibilities. Adobe does not compensate its management director (our CEO) for Board service in addition to his regular employee compensation.

Decisions regarding the non-employee director compensation program are approved by our full Board every two years based on recommendations by the Executive Compensation Committee, which reviews the total compensation of our non-employee directors and each element of our non-employee director compensation program. The Executive Compensation Committee considers advice from its independent compensation consultant, Compensia, Inc. ("Compensia"), when appropriate, including consideration of director compensation levels, practices and design features of peer companies used to evaluate executive compensation. The peer companies included in this analysis are the same peer companies set forth in the section titled "Compensation Discussion and Analysis—Compensation-Setting Governance and Process—The Role of Peer Companies." On a per-director basis, our cash compensation for non-employee directors is targeted near the peer median and our equity compensation for non-employee directors is targeted within the peer 50th to 75th percentile range. The Executive Compensation Committee also considers the extent to which our Board compensation practices align with the interests of our stockholders.

Fees Earned or Paid in Cash

Under the FY 2025 and FY 2026 Director Compensation Policy, in fiscal year 2025, each non-employee director was eligible to receive an annual retainer of $60,000, plus annual committee fees for each committee on which he or she served, as set forth below, and our Lead Director was eligible to receive an additional Lead Director annual retainer of $60,000.

Committee Fees

Committee	Chair ($)	Members ($)
Audit	45,000	20,000
Executive Compensation	35,000	15,000
Governance and Sustainability	25,000	10,000

The fiscal years 2025 and 2026 cash retainers are the same as the prior two fiscal years, other than the annual retainers for committee chairs, which increased: (i) for the Audit Committee Chair, from $40,000 to $45,000; (ii) for the Executive Compensation Committee Chair, from $30,000 to $35,000; and (iii) for the Governance and Sustainability Committee Chair, from $20,000 to $25,000, to better align with peer companies.

Equity Awards

The FY 2025 and FY 2026 Director Compensation Policy includes an annual grant of RSUs to the non-employee directors. The RSUs granted to each non-employee director will vest 100% on the day of our next annual meeting of stockholders following the grant date, subject to each non-employee director's continued service on such date. As disclosed in our 2025 proxy statement, for fiscal years 2025 and 2026, the annual equity award was increased by $15,000 to $330,000 (based on the estimated value on the grant date) to align better with peer market practices and, consistent with prior years, was converted into a number of RSUs based on the average closing stock price over the 30 calendar days ending the day prior to the grant date. New non-employee directors joining our Board between annual meetings receive a prorated annual grant of RSUs that vests 100% on the day of our next annual meeting of stockholders following the grant date. Non-employee directors receive no other equity compensation. If a non-employee director's service terminates due to death or disability, the non-employee director's RSUs will become fully vested. In the event of a change of control, any unvested RSUs will become vested in full immediately prior to the effective date of the change of control, subject to the consummation of the change of control.

Deferred Compensation Plan

We maintain an unfunded, nonqualified deferred compensation plan (the "Deferred Compensation Plan"), which allows our non-employee directors to defer from 5% up to 100% of their cash compensation, which amounts are deemed invested in the investment funds selected by the director from the same fund options that are generally available in Adobe's Section 401(k) Retirement Savings Plan (the "401(k) Plan") (other than the individual direct brokerage account and Retirement Savings Trust). Participants may also contribute 100% of their RSU awards. Deferred Compensation Plan participants must elect irrevocably to receive the deferred funds on a specified date at least three years in the future or at

termination of service in the form of a lump sum or annual installments subject to the terms of the plan. Payments of equity deferrals may only be made in the form of a lump sum. Messrs. Amon, Calderoni and Neumann and Mses. Boulden and Desmond participated in the Deferred Compensation Plan with respect to 100% of their respective retainers and committee fees for their services in fiscal year 2025. Messrs. Amon, Calderoni, Neumann and Rosensweig and Mses. Banse and Boulden elected to defer 100% of their annual RSU awards granted on April 22, 2025. See the section titled "Executive Compensation—Nonqualified Deferred Compensation in Fiscal Year 2025" in this proxy statement for more information regarding our Deferred Compensation Plan.

Expenses

We reimburse our non-employee directors for their reasonable travel and related expenses in connection with attending Board and committee meetings, as well as costs and expenses incurred in attending director education programs and other Adobe-related seminars and conferences.

Stock Ownership Guidelines

We have adopted above-market stock ownership guidelines for the non-employee members of our Board to reinforce their alignment with long-term stockholder perspectives. Under these guidelines, each non-employee director must hold 50% of the net shares acquired from Adobe (the "Net Share Retention Requirement") until the total number of shares held by such non-employee director equals or exceeds (and continues to equal or exceed) the minimum share ownership requirement. Determined annually, the minimum share ownership for a non-employee director is calculated as follows: shares required to equal a value of ten times the annual Board service cash retainer divided by the average daily closing share price for the 30 calendar days ending on December 31. Once achieved (following all permissible dispositions under the guidelines), this minimum share value ownership threshold must be maintained throughout the year going forward. The stock ownership guidelines also provide that if a covered individual ceases to be in compliance with the target ownership levels described above due to sales under a pre-established Rule 10b5-1 plan that occur after an annual assessment that results in an increase to the target ownership levels, they will not be considered out of compliance with these guidelines, but thereafter will be subject to the Net Share Retention Requirement with respect to any other sales of shares until the minimum share ownership requirement is once again achieved (the "Rule 10b5-1 Plan Exception"). Shares that count toward the ownership requirement include: shares owned outright or otherwise beneficially owned; shares purchased in the open market or inherited; shares acquired through our employee stock purchase plan; vested restricted stock; vested RSUs, performance shares and performance units, including such shares or units that have been deferred into our Deferred Compensation Plan; and shares issued from the exercise of vested options. As of November 28, 2025, each of our non-employee directors was in compliance with these guidelines.

Executive Compensation

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides information regarding our executive compensation programs during fiscal year 2025 for the following executive officers of Adobe:

    

Shantanu Narayen	**Daniel Durn**	**Anil Chakravarthy**	**David Wadhwani**	**Louise Pentland**
Chair of the Board and CEO	CFO and Executive Vice President, Finance, Technology, Security and Operations	President, Customer Experience Orchestration Business[1]	President, Creativity and Productivity Business[1]	Chief Legal Officer and Executive Vice President, Legal and Government Relations

_____

[1]   During fiscal year 2025 and until January 2026, Mr. Chakravarthy served as President, Digital Experience Business and Mr. Wadhwani served as President, Digital Media Business. In January 2026, Mr. Chakravarthy was named President, Customer Experience Orchestration Business and Mr. Wadhwani was named President, Creativity and Productivity Business.

These executive officers are referred to in this Compensation Discussion and Analysis and in the accompanying compensation tables as our NEOs.

This Compensation Discussion and Analysis describes the material elements of our executive compensation programs for our executive officers during fiscal year 2025. It also provides an overview of our executive compensation philosophy, including our principal compensation programs. Finally, it analyzes how and why the Executive Compensation Committee of our Board (the "Committee") made its compensation decisions for our executive officers, including our NEOs, in fiscal year 2025. For a summary of our fiscal year 2025 financial performance and business highlights, see the section titled "Proxy Summary—Fiscal Year 2025 Financial Highlights."

Highlights of Executive Compensation Programs

Our executive compensation programs are designed by the Committee to directly tie the amounts realized under our incentive compensation programs by our executive officers to the achievement of our key strategic performance objectives, returns to our stockholders and the creation of sustainable long-term financial value. Over the years, we have evolved our executive compensation programs while maintaining a compensation philosophy aimed at achieving strong alignment between our long-term strategic goals and our stockholders' interests. Our fiscal year 2025 compensation programs continued to reflect this philosophy, and the incentive compensation earned by our NEOs reflected our business achievements. The Committee believes that our NEOs' fiscal year 2025 compensation opportunities are commensurate with our size and performance, the breadth of their roles and responsibilities and their strong leadership aligned with driving our strategy and stockholder value, and are competitively necessary in the environment in which we operate and compete for top executive talent.

Continued Strong Emphasis on Pay for Performance

Target Total Direct Compensation Continues to Be Highly Performance-Based and At-Risk

Our pay for performance philosophy is reflected in the pie charts below, which depict the composition of our CEO and the average of our other NEOs' fiscal year 2025 target total direct compensation ("TDC"). Our CEO's target TDC is approximately 70% performance-based and approximately 97% at-risk and all other NEOs' (excluding Ms. Pentland) average target TDC is approximately 63% performance-based and approximately 95% at-risk.

CEO and All Other NEOs' Target Pay Mix for Fiscal Year 2025[1][2]



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[1] The amounts shown for all other NEOs represent their average target pay mix. The mechanism for calculating target equity award values is described in detail in the section titled "Equity Incentives—Equity Compensation Mix." For the actual grant date fair value of equity awards, computed in accordance with stock-based compensation accounting principles, please see the section titled "Executive Compensation—Summary Compensation Table for Fiscal Years 2025, 2024 and 2023" as well as the related discussion about the calculation of such amounts set forth below under the sections titled "Equity Incentives—Target Values and Grants in Fiscal Year 2025" and "Accounting and Tax Considerations."

[2] The target pay mix for "All Other NEOs" excludes Ms. Pentland, who joined Adobe in May 2025 and received a new hire equity award of RSUs for fiscal year 2025.

CEO Compensation

Our CEO's fiscal year 2025 compensation continues to emphasize pay for performance with:

- Over 90% of target TDC continuing to be comprised of long-term equity awards; and

- A substantial percentage (70%) of the long-term equity awards mix continuing to be performance-based awards, with the remainder (30%) continuing to be time-based RSUs vesting ratably over four years, to maintain the heavier performance-based weighting the Committee has implemented over time to further strengthen alignment between our CEO's pay outcomes and the Company's long-term performance.

Equity and Cash Incentive Programs Tied to Rigorous Targets

Consistent with our pay for performance philosophy and informed by our ongoing stockholder engagements, we continue to establish challenging targets across our compensation programs.

Long-Term Equity Incentives: As with our 2023 and 2024 Performance Share Programs ("PSPs"), our 2025 PSP continued to require both strong financial performance and relative Company performance in order for our NEOs to earn a 100% payout, with results determined based on two equally weighted metrics—relative total stockholder return and net new sales. Because Adobe common stock underlies our performance share awards, the immediate value of these awards is subject to stock price fluctuations, strongly aligning the interests of our NEOs, including our CEO, with those of our stockholders.

Relative Total Stockholder Return

- In order to achieve 100% payout for the relative total stockholder return ("TSR") component, the 2025 PSP requires achieving a TSR rank at the 55th percentile relative to companies that comprised the Nasdaq 100 Index as of January 1, 2025, excluding the second class of stock for any company with dual-classes of stock (the "Index Companies") over a three-year performance period (the "Relative TSR Goal").

- The Committee uses a 90-day average price at the beginning and end of the 3-year period to calculate TSR and sets the target at the 55th percentile relative to the Index Companies for 100% payout to ensure that NEOs benefit only from sustained value creation for our stockholders that outperforms the Index Companies and do not benefit from temporary spikes in stock price.

Net New Sales

- In order to achieve 100% payout under the net new sales component, the 2025 PSP sets rigorous standards, requiring achievement above the net new sales target set by the Committee at the beginning of the fiscal year (the "Net New Sales Goal"). For fiscal year 2025, the Net New Sales Goal was based on (1) ending annualized recurring revenue ("ARR") growth in Digital Media and (2) subscription revenue growth in Digital Experience.

- The Committee set the fiscal year 2025 Net New Sales Goal target required for 100% payout above the midpoint of fiscal year 2025 public guidance provided by the Company in December 2024 and above the fiscal year 2024 Net New Sales Goal target for 100% payout to motivate our NEOs to deliver even stronger financial performance and long-term value creation for our stockholders.

Annual Cash Incentive: Our 2025 Executive Annual Incentive Plan ("2025 Cash Incentive Plan") is similarly designed to align our NEOs' cash incentives to strong Company financial performance, with cash incentives payable only if certain threshold financial performance goals are met.

Revenue and Non-GAAP Diluted Earnings Per Share

- The performance required for 100% payout for each of revenue and non-GAAP diluted earnings per share ("EPS") goals for the 2025 Cash Incentive Plan was set above the midpoint of the fiscal year 2025 public guidance provided by the Company in December 2024 and above the 2024 Executive Annual Incentive Plan revenue and non-GAAP diluted EPS targets for 100% payout.

- To enhance plan rigor and alignment of our NEOs' cash incentives with Company financial performance, the Committee increased the threshold financial performance required for payout from 90% in fiscal year 2024 to 95% in fiscal year 2025, and eliminated the individual performance component of the plan. The elimination of individual goals reduced the overall maximum annual cash incentive our NEOs are eligible to earn from 200% to 155% of their target opportunity and accordingly increased the importance of long-term performance to our NEOs' pay outcomes.

Compensation Programs Results Demonstrate Pay For Performance Alignment

We believe the payouts under our PSPs and annual cash incentive plan summarized below are a testament to the effective application of our pay for performance compensation philosophy and program design that require achievement of rigorous targets that create sustained, long-term value for our stockholders in order for our NEOs to receive a 100% payout.

ANNUAL CASH INCENTIVE PLAN

104% **payout under our 2025 Cash Incentive Plan**, following a 6% downward Strategic Performance Adjustment to the Financial Performance Result of 110%.

LONG-TERM EQUITY INCENTIVES

2023 PSP Relative TSR Goal Payout Percentage

45% Applies to 2023 to 2025 Relative TSR performance period

FY 2025 Net New Sales Goal Payout Percentage

99% Applies to fiscal year 2025 tranche under each of the 2023, 2024 and 2025 PSPs

2023 PSP Overall Payout Percentage

83% weighted-average payout of the three-year Relative TSR Goal achievement and the Net New Sales Goal achievement for each of fiscal years 2023, 2024 and 2025. Achievement of the Relative TSR Goal and each of the Net New Sales Goals was determined independent of each other by the Committee.

Our results for revenue, non-GAAP diluted EPS and Net New Sales are consistent with our strong financial and operational performance during fiscal year 2025, which translated into above 100% payout for the financial performance result of the annual cash incentive plan and near 100% payout of the 2025 Net New Sales Goal. However, because our stock price performance for the three-year performance period ended December 31, 2025 relative to the Index Companies fell short of the 55th percentile outperformance target, the overall payout for the 2023 PSP was 83%. This result demonstrates that our executive compensation program is working as intended to align pay outcomes with performance and stockholder experience.

The chart below illustrates the continued alignment of our CEO's realized PSP pay outcomes relative to his target opportunities awarded for the last three fully completed PSP performance periods. The chart below compares our CEO's target equity value for performance shares granted under each of the 2021, 2022 and 2023 PSPs with the realized value for performance shares earned under such PSP as of the vest date, based on the Company's financial performance under the Net New Sales Goals and relative and absolute stockholder value delivered, as applicable.



- Target value represents the Committee's target award dollar value for performance shares granted to the CEO under each of the 2021, 2022 and 2023 PSPs.
- Realized value represents the dollar value of the number of performance shares earned by the CEO following certification by the Committee of the Net New Sales Goals and Relative TSR Goal, as applicable, multiplied by Adobe's closing stock price on the respective vest date for each of the 2021, 2022 and 2023 PSPs.
- 2021 PSP was based solely on a three-year Relative TSR Goal, and 100% payout required 50th percentile relative performance. 100% payout for the three-year Relative TSR Goal portion of the 2022 and 2023 PSPs required 55th percentile relative performance.

Compensation Program Changes During Fiscal Year 2025

The Committee reviews our executive compensation programs each year. In evaluating our executive compensation programs for fiscal year 2025, the Committee considered feedback from stockholders and the results of our 2024 and 2025 annual stockholder advisory votes on NEO compensation. The Committee made the following changes:

- **Increased the threshold financial performance required for payout from 90% to 95%** for the cash incentive plan to further align our NEOs' cash incentives with Company financial performance.

- **Eliminated the individual goals component from the cash incentive plan** so payout calculations are based more on objective, formulaic assessments. The elimination of individual goals **reduced the overall maximum annual cash incentive our NEOs are eligible to earn from 200% to 155% of their target opportunity** and accordingly increased the importance of long-term performance to our NEOs' pay outcomes.

- **Decreased fiscal year 2025 CEO security-related expenses** compared to fiscal year 2024 due to reduced capital expenditures required to provide security services.

- **Reassessed peer group composition** and added three additional peers to the Company's 2026 peer group to position Adobe closer to the median of its peer group on the basis of revenue and market capitalization.

Compensation Philosophy and Objectives

Guiding Principles

We are focused on our mission to empower everyone to create. For us to be successful, we must attract and retain a high-caliber executive team who can help us achieve this mission. We believe that the skills, experience and dedication of our executive officers are critical factors that contribute directly to our operating results, thereby enhancing financial value. We achieve our objectives through our compensation programs that are designed to:

- provide competitive compensation opportunities that attract and retain top talent with the skills necessary for us to achieve our business objectives and motivate our executive officers to deliver the highest-level impact and results for Adobe;

- deliver a substantial majority of our executive officers' pay through performance-based incentives to align the interests of our executive officers with those of our stockholders in the overall success of Adobe;

- encourage our executive officers to focus on our Company priorities;

- reward and motivate Adobe's executive officers to operate as one team to execute Adobe's annual operating priorities and long-term financial performance;

- avoid encouraging undue risk-taking by our executive officers; and

- create direct alignment with our stockholders in the overall success of Adobe by providing equity ownership.

Executive Compensation Policies and Practices

We believe our executive compensation programs have been effective at driving the achievement of our target financial and strategic results, appropriately aligning executive pay and operational and financial performance and enabling us to attract and retain top executives within our industry, which is highly competitive for executive talent and talent at other levels. See the section titled "Proxy Statement Summary—Executive Compensation Highlights" for more information on our executive compensation practices.

Fiscal Year 2025 Compensation Program Design

Overview

Our executive compensation program includes cash compensation, in the form of base salary and an annual cash incentive opportunity, and long-term equity incentive awards, in the form of our PSP and grants of RSUs. To a lesser extent, to attract and retain key talent, we also provide certain other benefits and limited perquisites to our NEOs, as described further below. The following table illustrates the objectives we believe are supported by each element of our compensation programs.

Compensation Elements and Objectives

Compensation Element	Description	Attract/Retain Key Performers	Reward Short-Term Performance	Reward Long-Term Performance
		Objectives		
Base Salary	Base salary provides market competitive compensation in recognition of role and responsibilities.	✓		
Annual Cash Incentives	Cash incentives are earned in full or in part only if (1) we achieve certain pre-established one-year Company performance targets and (2) the recipient remains employed with Adobe through the achievement certification date.	✓	✓	
Long-Term Equity Incentives	Equity incentives are awarded upon hire and then typically annually thereafter. Awards are both performance-based and time-based, each earned and/or vesting over multiple years, aligning employee interests with stockholder interests.	✓		✓

Process for Determining Compensation

Evaluating the Unique Contributions of Our CEO and Each of Our Other NEOs

The Committee considered a number of factors in setting our NEOs' fiscal year 2025 target TDC (base salary, target annual cash incentives and target long-term equity value), including: competitive pay practices reflected in the peer group data; each NEO's contribution to Adobe; the scope, complexity and capabilities required of each NEO's position; Company and individual performance; anticipated future contributions; our employee retention objectives and competition for talent; internal pay equity; pay trends; and historical pay levels.

For our CEO, the Committee recognized Mr. Narayen's leadership as our CEO over the past 18+ years, and for his continued leadership on driving Adobe's growth in the AI era, delivering product innovations such as Acrobat Studio, Adobe Firefly, Adobe Firefly Foundry and Adobe GenStudio. The Committee also assessed the Company's relative performance over the past few years and the dynamic and competitive environment in which the Company operates. In light of these considerations, the Committee believed the existing compensation program's pay for performance design is functioning as intended, requiring rigorous financial, operational and relative stock price performance for the CEO to earn most of his compensation. Accordingly, the Committee similarly structured Mr. Narayen's 2025 compensation to motivate him to continue leading Adobe during a period of significant change for the technology industry.

As a team, our NEOs are uniquely positioned to lead the Company because they combine deep industry expertise with a proven track record of innovation and strategic execution. They bring a wealth of experience in software, AI, marketing, operations and governance, enabling them to navigate a complex and competitive industry. Continuing to retain and incentivize our NEOs is critical to execute our long-term strategy and annual operational and financial priorities to drive Adobe's leadership in empowering our customers to be more creative, productive and successful.

How We Align Pay and Performance

We generally align our compensation strategy with the practices of our peer group when possible and to the extent consistent with our business model. In considering peer group data, since our fiscal year begins earlier than most of our peer companies, our target TDC attempts to anticipate what the competitive compensation positioning for each role will be for the coming fiscal year. Our executive compensation programs focus on linking pay to performance and reinforcing the alignment of our NEOs' interests with those of our stockholders.

In setting the mix among the different elements of executive compensation, we do not target specific allocations, but generally emphasize at-risk and performance-based opportunities for both cash (target incentives) and equity. Our NEOs' target TDC is comprised of less total target cash compensation (base salary and target cash incentives) than total target equity compensation. Such allocation between cash and equity reflects our belief that a significant portion of our NEOs' compensation should be based on Company performance as well as service requirements to increase alignment with our

stockholders' interests and motivate performance that creates sustainable long-term financial value. For example, for fiscal year 2025, our CEO's target TDC was approximately 97% at-risk and approximately 70% performance-based.

Since our actual performance can deviate from the predetermined target goals, our compensation structure creates both upside opportunities and downside risks and the amount of actual compensation realized will likely differ from the target values. If results do not exceed the rigorous targets set by the Committee, our NEOs will receive compensation below 100% payouts and may be below market in comparison to our peer group. Similarly, when superior results are achieved, our NEOs may receive compensation that is above 100% payout and above our peer group.

Base Salary

Base salary is used to provide our executive officers with a competitive amount of fixed annual cash compensation. The Committee sets base salaries for our NEOs after considering the scope, complexity and capabilities required of each NEO's position, competitive market conditions, past performance and internal pay equity.

Cash Incentives

2025 Cash Incentive Plan

We provide our NEOs with the opportunity to earn an annual cash incentive. Our 2025 Cash Incentive Plan was designed to continue emphasizing strong financial performance as a gating factor to the annual cash incentive that NEOs ultimately realize. The Committee approved the 2025 Cash Incentive Plan to drive revenue growth, encourage accountability, drive execution of short-term priorities tied to long-term strategy and annual operating plan objectives and recognize and reward our executive officers upon the achievement of certain objectives. Awards under our 2025 Cash Incentive Plan were calculated based solely on the corporate performance result (the "Corporate Performance Result"), which was comprised of the financial performance of the Company in fiscal year 2025 (the "Financial Performance Result") with a discretionary strategic performance adjustment (a "Strategic Performance Adjustment") that could result in the Corporate Performance Result being adjusted up or down. The Committee, in its sole discretion, may make a Strategic Performance Adjustment based on its assessment of the Company's corporate priorities and objectives for the performance period, including, but not limited to, adjustments as a result of (i) reorganizing and restructuring charges; (ii) discontinued operations; (iii) asset write-downs; (iv) gains or losses on the disposition of an asset or business; (v) mergers, acquisitions or dispositions; (vi) extraordinary, unusual and/or non-recurring items of gain or loss; and (vii) foreign currency fluctuations.

For fiscal year 2025, the Committee updated our 2025 Cash Incentive Plan by increasing the threshold performance level from 90% to 95% of target (as compared to fiscal year 2024) for each of the two gating Financial Performance Result metrics required to receive any cash incentive amount, further ensuring pay for performance alignment. In addition, the Committee eliminated the individual performance component based on the philosophy that the Company's executive officers operate as one team to execute Adobe's annual priorities and performance. Accordingly, the maximum cash incentive that our NEOs are eligible to earn was decreased from 200% in fiscal year 2024 to 155% in fiscal year 2025 of their target annual cash incentive opportunity. Additionally, the removal of the individual performance component results in a more objective payout calculation based primarily on formulaic assessments of financial performance. This change also responds to feedback received from stockholders to enhance the transparency of our annual cash incentive payout calculation.

The dollar value of each NEO's award for fiscal year 2025 was calculated according to the below formula:



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(1)   Ranges from 0% to 155%

(2)   Ranges from 0% to 130%

(3)   Capped at 155% of target

Corporate Performance Result

For fiscal year 2025, two threshold goals determine the Financial Performance Result and serve as gating factors that must be achieved before our NEOs are eligible to receive any cash incentive amounts under the 2025 Cash Incentive Plan. The Company must achieve at least 95% of each of its annual (1) revenue target and (2) non-GAAP diluted EPS target, based on targets approved by the Committee at the beginning of fiscal year 2025. The table below provides examples of the Financial Performance Result, including at threshold, target and maximum, that may be earned based on performance of each of the two goals:

Performance Against Revenue Target	Revenue Performance (in billions)		Performance Against Non-GAAP Diluted EPS Target	Non-GAAP Diluted EPS Performance		Financial Performance Result
Below 95%	<$22.25	and	Below 95%	<$19.33	→	0%
100%	$23.43	and	100%	$20.35	→	95%
100.5%	$23.55	and	100.7%	$20.50	→	100%
104% and above	$24.36	and	103.9% and above	$21.15	→	130%

We included financial performance measures in our cash incentive plan to measure our success in meeting internal annual financial performance goals for revenue and profitability, which we believe drive long-term value creation. For fiscal year 2025, the Financial Performance Result was based on our revenue and non-GAAP diluted EPS performance against pre-determined targets approved by the Committee. The Committee and our management team believe that our Financial Performance Result metrics are strong indicators of the forward-looking health of Adobe's business.

Individual Target Cash Incentive

At the beginning of the fiscal year, the Committee establishes an individual target cash incentive for each NEO, which is equal to a percentage of his or her base salary. If an NEO is hired after the beginning of the fiscal year, the individual target cash incentive is established by the Committee in the NEO's offer letter. In setting the target cash incentive level for fiscal year 2025, the Committee considered each NEO's target total cash opportunity against the peer group data provided by its independent compensation consultant, internal pay equity and the roles and responsibilities of each NEO.

Long-Term Equity Incentives

Goals of Equity Compensation

We use equity compensation to motivate and reward strong corporate performance and to attract and retain valued employees. We believe that equity awards serve to align the interests of our NEOs with those of our stockholders by rewarding them for growing the value of the Company.

Equity Compensation Mix

In fiscal year 2025, the Committee continued to more heavily weight our CEO's and Presidents' (Messrs. Chakravarthy and Wadhwani) target TDC toward performance share awards and emphasize alignment with stockholders' interests and Company performance. The target mix of ongoing annual equity incentive awards remained unchanged for our CEO, Presidents and Mr. Durn for fiscal year 2025. The Committee determined that this mix of equity compensation continued to appropriately balance and meet our compensation objectives, as described in the table below. On January 24, 2025, the Committee calculated the number of performance shares and time-based RSUs to be awarded to achieve the desired target value mix, based on a price of $431.36 per share, the average of the closing price per share of our common stock for the 30 calendar days ending on, and including, January 21, 2025.

Fiscal Year 2025 Mix of Annual Equity Incentive Awards

Type of Equity (Allocation Percentage)	Description	Objectives/Dilutive Effect	Vesting[1]
Performance Share Awards (CEO and Presidents 70%, Other NEOs 50%)	Stock-settled awards subject to performance- and time-based vesting conditions; three-year cliff performance period determines the total number of shares earned and vested, with significant benefits for overachievement and significant consequences for underachievement, including the potential for no award being earned; no purchase cost to executive, so awards always have value if earned	Focus NEOs on both (i) a three-year performance goal tied to long-term stockholder returns and (ii) annual Net New Sales Goals, while also providing a strong retention incentive, requiring continuous employment to vest; provide significant incentive to grow our stock price and achieve revenue growth; and are less dilutive than stock options	All performance shares vest upon the certification of results following the full three-year performance period
Time-Based RSUs (CEO and Presidents 30%, Other NEOs 50%)	Stock-settled awards subject to time-based vesting conditions; no purchase cost to executive, so awards always have value, if earned	Provide a strong incentive for our NEOs to remain employed with us, as they require continuous employment while vesting; provide direct alignment with our stock price performance over time; and are less dilutive than stock options	Vest 6.25% quarterly over a period of four years

[1] Our NEOs' equity awards are also subject to certain accelerated vesting provisions as described under the sections titled "Change of Control Compensation" and "Grants of Plan-Based Awards in Fiscal Year 2025—Narrative Summary to Summary Compensation Table and Grants of Plan-Based Awards in Fiscal Year 2025 Table—Effect of Death and Disability on Equity Compensation Awards."

2025 Performance Share Program

Shares may be earned under the 2025 PSP based on the achievement of both the (1) Relative TSR Goal over a single, three-year performance period and (2) Net New Sales Goals measured and determined annually over three, one-year performance periods. No shares vest until after the end of the full three-year performance period to focus our NEOs on our long-term performance and promote long-term retention.

The Committee believes that three annual Net New Sales Goals, rather than a single three-year Net New Sales Goal, allows the Committee to set more aggressive goals and measure performance in a manner that reflects the dynamic nature of our business and the Company's long-term trajectory over that three-year period. Establishing a single Net New Sales Goal that applies to three-year performance would require us to be more conservative in setting performance targets and may result in less aggressive and lower long-term performance. Our Net New Sales Goal design provides flexibility to set aggressive target achievements each year based on market conditions and performance plans at that time, and is aligned with practices at peers with whom we compete for talent. The Net New Sales Goal target setting approach is consistent with

our public guidance setting approach. We do not provide public guidance beyond one year. The three annual Net New Sales Goals are balanced by having no earned shares eligible to vest until after the full, three-year PSP performance period has concluded.

Together, the Net New Sales Goal and the Relative TSR Goal balance absolute performance (i.e., Net New Sales) with that of relative performance (i.e., relative TSR) to ensure that the Company performs well relative to comparable companies while also rewarding achievement of metrics that are strong indicators of the forward-looking health of Adobe's business. The Committee continues to believe that the 2025 PSP properly motivates our NEOs, as applicable, to maximize long-term financial value and to remain with Adobe for the full three-year performance period in order to receive any value from the performance shares relating to the Net New Sales Goals.

Each performance goal is weighted 50% and achievement is determined independent of the other. Participants can earn between 0% and 200% of the total target number of performance shares granted to them under the 2025 PSP. The chart below shows the overlapping performance periods of the three PSPs outstanding as of the end of fiscal year 2025 and the performance metrics and weightings applicable to each PSP.



Relative TSR Goal

Achievement of the Relative TSR Goal is based on the relative TSR of our common stock during a three-year performance period, comprised of calendar years 2025 through 2027, compared to the Index Companies. The TSR of Adobe and each Index Company will first be measured as the 90 consecutive calendar day average closing stock price for the period ending on, and including, December 31, 2024 and then compared to the 90 consecutive calendar day average closing stock price for the period ending on, and including, December 31, 2027. The average price of Adobe's common stock at the beginning of the Relative TSR Goal performance period for the 2025 PSP was $494.83.

No shares under the Relative TSR Goal component will be awarded if Adobe's relative TSR performance ranks below the 25th percentile for the performance period. Additionally, regardless of Adobe's position with respect to the Index Companies, each NEO's award with respect to the Relative TSR Goal will be capped at 100% of target if Adobe has a negative absolute TSR over the performance period. This Relative TSR Goal creates accountability since the payout depends upon our

stockholder return exceeding the stockholder return of other companies in the Nasdaq 100 Index, which the Committee and Adobe's management believe represents the most relevant market benchmark for Adobe's performance.

The number of performance shares earned with respect to the Relative TSR Goal is calculated based on the chart below, and will decrease by 2.07% for every percentile that Adobe's relative TSR percentile rank is below the 55th percentile of the Index Companies, with no shares earned if relative TSR is below the 25th percentile. The number of performance shares earned will increase by 2.86% for each percentile that Adobe's relative TSR percentile rank is above the 55th percentile of the Index Companies up to a maximum of 200% at or above the 90th percentile, as long as absolute TSR is positive.

Company Percentile Rank as Compared to Index Companies	Shares of Stock That May Be Earned as a Percentage of Target Shares for the Relative TSR Goal
Below 25th	0% [1]
25th	38%
35th	59%
55th (Target Percentile Rank)	100% [2]
75th	158%
90th and Above	200% [3]

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[1]   A threshold percentile rank of the 25th percentile is required before any performance shares can be earned.

[2]   The maximum number of performance shares that may be earned at the 55th percentile or higher is capped at 100% of target, if Adobe's absolute TSR is negative.

[3]   The maximum number of shares that may be earned is 200% of target, if Adobe's absolute TSR is positive.

Net New Sales Goal

Achievement of the Net New Sales Goal is determined and measured annually over a three-year performance period comprised of our fiscal years 2025 through 2027. The Net New Sales Goal is determined annually by the Committee for each fiscal year in the performance period, and the level of achievement of the goal is certified by the Committee following the applicable fiscal year. However, no amount certified as earned will be vested or payable until after the full three-year performance period has concluded.

For fiscal year 2025, the Net New Sales Goal was based on (1) ending ARR growth in Digital Media and (2) subscription revenue growth in Digital Experience. We define Digital Media ARR as the sum of (a) the annual value of Digital Media subscriptions and services, plus (b) the annual contract value of Digital Media Enterprise Term License Agreements.

To earn any shares based on the fiscal year 2025 Net New Sales Goal, the Company must surpass 94.4% of the pre-determined target approved by the Committee in order to achieve any payout. To earn a 100% payout, the Company must achieve above-target Net New Sales performance. Adjustments will automatically be made to the calculation of the achievement of the Net New Sales Goal to exclude the effect of material mergers and acquisitions and foreign currency fluctuations, whether the impact is positive or negative, that occur during an applicable fiscal year.

Achievement of the fiscal year 2025 Net New Sales Goal is calculated as outlined in the following chart, which is set by the Committee each year, with interpolation applying for amounts falling within the percentages below. The maximum payout for the fiscal year 2025 Net New Sales Goal is 200%. One-third of the total target shares attributable to the Net New Sales Goal (i.e., approximately 16.67% of the total target shares granted under the 2025 PSP to an NEO) can be earned for any single fiscal year in the performance period, but any such shares will only be paid upon vesting after the third anniversary of the grant date.

Net New Sales as a Percentage of Target for Fiscal Year 2025[1]	2025 Net New Sales Performance (in millions)	Shares of Stock That May Be Earned for Fiscal Year 2025 as a Percentage of Target Shares under the fiscal year 2025 Net New Sales Goal
94.4% and Below	$2,294	0%
97%	$2,357	34%
100%	$2,430	75%
104%	$2,527	100%
109.5%	$2,661	150%
112.3% and Above	$2,729 and Above	200%[2]

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[1]   Target is based on the pre-determined target approved by the Committee where a range applies to a component of the Net New Sales Goal. Percentages will be rounded to the nearest tenth of a percentage.

[2]   The maximum shares that may be earned under the fiscal year 2025 Net New Sales Goal is 200% of target.

Starting with fiscal year 2026, the Net New Sales Goal is based on growth in Total Adobe ending ARR, which we define as the annual value of subscription contracts in our Creative & Marketing Professionals and Business Professionals & Consumers customer groups. The update from ending ARR growth in Digital Media and subscription revenue growth in Digital Experience to growth in Total Adobe ARR aligns with the Company's previously disclosed guidance and reporting updates.

Vesting and Payout

The Committee will certify the actual performance achievement of each Net New Sales Goal after the applicable fiscal year and will certify achievement of the Relative TSR Goal after the end of the three calendar year performance period. All earned shares vest after the full three-year performance period has concluded. Accordingly, the performance shares align our NEOs' interests with those of our stockholders over the long term while also providing key retention incentives, as the shares will only be awarded if an NEO continues to provide services to Adobe (or an affiliate) until the applicable vesting date. Moreover, the design of our PSP strengthens our retention incentives for executive officers at times when the Company is generating favorable stockholder returns and achieving financial goals that support our long-term corporate priorities. The Committee believes in the importance of balancing absolute performance (i.e., Net New Sales) with that of relative performance (i.e., relative TSR) to ensure that the Company performs well relative to comparable companies while also rewarding achievement of metrics that are strong indicators of the forward-looking health of Adobe's business.

Progress on the 2025 PSP is set forth below in the section titled "Fiscal Year 2025 Compensation Decisions and Results—Completion of 2023 Performance Share Program and Progress of 2024 and 2025 Performance Share Programs."

2025 RSU Program

Recognizing that a substantial portion of our NEOs' compensation is performance-based, the Committee grants time-based RSUs to our NEOs in order to satisfy our retention objectives and promote continuity in our business while furthering NEO and stockholder alignment through emphasis on variable pay. The RSUs granted in fiscal year 2025 vest quarterly over four years. Accordingly, our RSU program provides our NEOs with strong incentives to remain employed by Adobe, while providing additional rewards for growth in our stock price with less dilution to the Company than time-based stock options, which were not granted by Adobe to any NEO in fiscal year 2025.

Fiscal Year 2025 Compensation Decisions and Results

Base Salary

For fiscal year 2025, the Committee reviewed the base salaries of our NEOs, comparing their salaries to the base salary levels at the companies in our peer group, as well as considering the roles and responsibilities, performance and potential performance of our NEOs and their mix of other compensation elements (cash and equity incentives). Consistent with the Committee's emphasis on at-risk and performance-based opportunities, it did not increase the salaries for any continuing NEO in fiscal year 2025. Mr. Narayen's cash compensation has not been increased since fiscal year 2022.

Name	Fiscal Year 2025 Base Salary ($)		Fiscal Year 2024 Base Salary ($)	
Shantanu Narayen	$	1,500,000	$	1,500,000
Daniel Durn	$	900,000	$	900,000
Anil Chakravarthy	$	800,000	$	800,000
David Wadhwani	$	800,000	$	800,000
Louise Pentland[1]	$	750,000	$	—

[1]   Ms. Pentland joined Adobe in May 2025 and was not an NEO during fiscal year 2024.

Cash Incentives

Annual Cash Incentive Plan

In January 2025, the Committee approved the 2025 Cash Incentive Plan to drive revenue growth and profitability, encourage accountability, drive execution of short-term priorities tied to long-term strategy and annual operating plan objectives and recognize and reward our NEOs upon the achievement of certain objectives.

Target setting: The pre-determined targets approved by the Committee for 100% performance were $23.43 billion for revenue and $20.35 for non-GAAP diluted EPS. Achieving these targets would result in a payout of 95%. Performance above these pre-determined targets was required to achieve a payout of 100%. The performance required for 100% payout was set above the midpoint of the fiscal year 2025 public guidance provided by the Company in December 2024 and above the 2024 Executive Annual Incentive Plan targets for 100% payout.

Financial Performance Result: For fiscal year 2025, we achieved revenue of $23.77 billion, and diluted EPS of $16.70 on a GAAP basis and $20.94 on a non-GAAP basis, exceeding both targets for 100% payout. (See *Annex A* for a reconciliation of non-GAAP financial measures to the most comparable GAAP measures.) Accordingly, the revenue and non-GAAP diluted EPS performance resulted in a Financial Performance Result of 110%.

Strategic Performance Adjustment: The Committee elected to exercise its discretion, as permitted under the 2025 Cash Incentive Plan, and made a 6% downward Strategic Performance Adjustment driven by the exclusion of foreign currency fluctuations. As a result, the Corporate Performance Result for fiscal year 2025 was 104%.

Target Cash Incentive Opportunity: The Committee set the fiscal year 2025 target cash incentive opportunity for our CEO and CFO at the same percentage as their target opportunity for fiscal year 2024. Our Chief Legal Officer's target cash incentive opportunity for fiscal year 2025 was set at 100% in her offer letter. The Committee increased the target cash incentive opportunity for each of our Presidents (Messrs. Chakravarthy and Wadhwani) from 100% in fiscal year 2024 to 125% in fiscal year 2025 taking into consideration the following:

•   Alignment with the Committee's emphasis on pay for performance and desire to keep fixed compensation (base salary) lower relative to at-risk compensation. Accordingly, the Committee did not make any adjustments to our Presidents' base salaries for fiscal year 2025;

•   Providing a strong retention incentive as our Presidents are seasoned executives that have and could be chief executive officers of other companies, and have key strategic and operational responsibilities within Adobe; and

•   After the increase in target annual cash incentive opportunity, their cash opportunities remained appropriately aligned to the competitive market.

The following table shows the calculation of the fiscal year 2025 individual cash incentive for each of our NEOs as certified by the Committee:

Fiscal Year 2025 Cash Incentive Opportunity and Payout

Name	Weighted Base Salary ($)	Target Cash Incentive (%)	Target Cash Incentive ($)	Actual Award Payout (%)	Actual Cash Incentive Earned ($)
Shantanu Narayen	$ 1,500,000	200%	$ 3,000,000	104%	$ 3,120,000
Daniel Durn	$ 900,000	100%	$ 900,000	104%	$ 936,000
Anil Chakravarthy	$ 800,000	125%	$ 1,000,000	104%	$ 1,040,000
David Wadhwani	$ 800,000	125%	$ 1,000,000	104%	$ 1,040,000
Louise Pentland[1]	$ 399,725	100%	$ 399,725	104%	$ 415,714

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[1] Ms. Pentland joined Adobe on May 19, 2025 and her base salary was prorated for purposes of this calculation based on calendar days in accordance with the terms of the 2025 Cash Incentive Plan.

Other One-Time Cash Incentives

The Committee granted a one-time, signing bonus of $2,000,000 to Ms. Pentland, which was paid upon her joining Adobe in May 2025. In establishing Ms. Pentland's signing bonus, the Committee recognized Ms. Pentland's cost of transition to Adobe from her prior employer that had a more cash-heavy compensation philosophy, and determined such payment was necessary to induce Ms. Pentland to join Adobe. For example, because Adobe's compensation philosophy is heavily-weighted towards long-term equity and performed-based compensation, Ms. Pentland's fiscal year 2025 annual base salary at Adobe was approximately 70% lower than her fiscal year 2024 annual base salary at her prior employer, a difference of $1,875,000. The signing bonus is subject to reimbursement if Ms. Pentland's employment terminates within the first year after her start date, with the amount reimbursable reduced by 1/12 for each full month of employment from her start date.

Long-Term Equity Incentives

Target Values and Grants in Fiscal Year 2025

The following table sets forth the total target value of equity awards for each NEO determined by the Committee, as well as the resulting number of performance shares (at target and maximum performance) and RSUs granted to each of our NEOs in January 2025. Note that this table reflects the values targeted by the Committee. The actual grant date fair values of these equity awards, computed in accordance with stock-based compensation accounting principles, are set forth in the section titled "Executive Compensation—Summary Compensation Table for Fiscal Years 2025, 2024 and 2023." As discussed below and in the section titled "Accounting and Tax Considerations" below, the grant date fair values reported in the Summary Compensation Table for fiscal year 2025 differ from the target values shown below.

The Committee increased the total target equity value for Mr. Narayen to motivate him to lead Adobe through an important and significant transformational period for the technology industry. The Committee increased the total target equity value for each of Messrs. Durn, Chakravarthy and Wadhwani after taking into consideration the criticality of providing a strong retention incentive in light of the strategic and operational significance of their roles and the highly competitive market for top executive talent. Additionally, the Committee considered the competitive profiles of Messrs. Chakravarthy and Wadhwani, who are seasoned executives that have been and could be chief executive officers of other companies, and the expansion of Mr. Durn's role to include leading the Company's security organization starting in the fourth quarter of fiscal year 2024.

Across these decisions, the Committee recognized that it had not increased the target total equity value for each of Messrs. Narayen, Durn, Chakravarthy and Wadhwani since fiscal year 2023, and recognized the need to ensure that executives' total pay opportunities remain market competitive while continuing to emphasize at-risk and performance-based long-term pay opportunities. Accordingly, Messrs. Narayen, Chakravarthy and Wadhwani continued to receive 70% of their total target value of equity awards in PSPs and Mr. Durn continued to receive 50% of his total target value of equity awards in PSPs to maintain our compensation philosophy's focus on pay for performance and emphasis on at-risk, performance-based compensation.

Because Ms. Pentland joined Adobe in May 2025, she did not receive fiscal year 2025 RSU and PSP awards, which were granted in January 2025. Instead, Ms. Pentland received a new-hire RSU award consistent with our new hire equity philosophy to attract and incentivize top talent. The Committee set Ms. Pentland's new hire-RSU target value at the level it determined necessary to be market competitive, taking into consideration our emphasis on at-risk versus fixed compensation opportunities, and to make her whole for the significant equity she forfeited from her prior employer, to join Adobe. In fiscal year 2026, Ms. Pentland's equity pay mix consisted of 50% RSUs and 50% PSPs.

For more information on equity awards granted during fiscal year 2025, see the "Executive Compensation—Grants of Plan-Based Awards in Fiscal Year 2025" table and the accompanying narrative.

Fiscal Year 2025 Equity Awards Granted by the Committee

| Name | Total Target Value of Equity Award[2][3] ($) | Performance Share Program[1] | | RSU Award (#) |
		Target Award[4] (#)	Maximum Award (#)	
Shantanu Narayen	$ 45,500,000	73,837	147,674	31,645
Daniel Durn	$ 14,500,000	16,808	33,616	16,808
Anil Chakravarthy	$ 16,000,000	25,965	51,930	11,128
David Wadhwani	$ 16,000,000	25,965	51,930	11,128
Louise Pentland[5]	$ 12,500,000	—	—	31,197

[1] Achievement of goals for performance shares granted in fiscal year 2025 will be certified by the Committee following the completion of the applicable three-year performance period. The amounts in the table reflect the total number of performance shares granted for the three-year performance period at target and maximum, and, therefore, are not the same as the amounts reported in the "Executive Compensation—Grants of Plan-Based Awards in Fiscal Year 2025" table, which are determined in accordance with financial accounting rules as described in footnote 3.

[2] Total target equity value for each NEO, with the exception of Ms. Pentland, is allocated between performance shares and RSUs as described above under the section titled "Fiscal Year 2025 Compensation Programs Design—Equity Incentives—Equity Compensation Mix."

[3] Total target value reported in this table applies to the target value of the entire equity award granted to each NEO. The value differs from the grant date fair value amounts reported for the NEOs for fiscal year 2025 in the Summary Compensation Table under the "Stock Awards" column. Amounts shown in the Summary Compensation Table are computed in accordance with FASB ASC Topic 718, under which the grant date fair value for a performance award is not determined until the fiscal year in which the performance metrics are established. Under the 2025 PSP, 50% of the total target performance share awards are subject to Net New Sales Goals that are determined annually by the Committee for each of fiscal years 2025, 2026 and 2027. Accordingly, for the Net New Sales portion of the award, only the grant date fair value for the fiscal year 2025 Net New Sales Goal is reflected in the Summary Compensation Table for fiscal year 2025. The grant date fair value for the portion of the performance share awards subject to relative TSR over the three-year performance period has been determined and, therefore, is reported in the Summary Compensation Table for fiscal year 2025. In addition, the amount reported in the Summary Compensation Table for fiscal year 2025 includes the grant date fair value of the fiscal year 2025 Net New Sales Goal under the 2023 and 2024 PSPs. Please see the section above titled "Fiscal Year 2025 Compensation Programs Design—2025 Performance Share Program" for a description of the program.

[4] The Relative TSR Goal applies to 50% of the award and the Net New Sales Goal applies to 50% of the award.

[5] New hire RSUs with a target equity value of $12,500,000 were granted to Ms. Pentland following her joining Adobe in May 2025.

Completion of 2023 Performance Share Program and Progress of 2024 and 2025 Performance Share Programs



Results and Payouts for Relative TSR Goal for 2023 Performance Share Program and Fiscal Year 2025 Net New Sales Goal for 2025, 2024 and 2023 Performance Share Programs

Relative TSR Goal

The performance period for the three-year Relative TSR Goal under the 2023 PSP was from January 1, 2023 to December 31, 2025. On December 31, 2025, there were 96 (out of the initial 100) companies remaining in the Nasdaq 100 Index with measurable TSR against whom relative TSR performance was calculated for the 2023 PSP. During the performance period, the average price of Adobe's common stock increased from $319.83 to $339.85 (using the 90-calendar day averages preceding the beginning and end of the performance period), and resulted in an absolute TSR for Adobe of 6%.

The Committee engaged an independent outside consultant to review the data and calculate the results under our 2023 PSP. With the above TSR performance, our percentile rank among the 96 companies against whom relative TSR performance was compared as of December 31, 2025 was at the 28th percentile. Based on this result, the Relative TSR Goal payout for calendar years 2023 to 2025 was 45% of target shares.

The following table shows the target and actual shares earned by each of our NEOs for the Relative TSR Goal for calendar years 2023 to 2025 under the 2023 PSP as certified by the Committee:

2023 Performance Share Program - Relative TSR Shares Earned For Calendar Years 2023 to 2025

Name[1]	Actual Payout (%)	Target Number of Shares[2] (#)	Actual Number of Shares Earned (#)
Shantanu Narayen	45 %	41,062	18,477
Daniel Durn	45 %	9,053	4,073
Anil Chakravarthy	45 %	14,195	6,387
David Wadhwani	45 %	14,195	6,387

_____

[1]   Ms. Pentland was not a participant in the 2023 PSP because she was not employed by Adobe at the time the awards were granted.

[2]   The Relative TSR Goal represents 50% of the total shares awarded under the 2023 PSP.

Net New Sales Goal

The Net New Sales Goal established for fiscal year 2025 applies to the 2023, 2024 and 2025 PSPs and is comprised of ending ARR growth in Digital Media and subscription revenue growth in Digital Experience, each compared against a pre-determined target approved by the Committee at the beginning of fiscal year 2025.

Target setting: The Committee approved the targets of ending ARR growth in Digital Media of $1.89 billion and subscription revenue growth in Digital Experience of $536 million, for a total Net New Sales Goal target of $2.43 billion. Achievement of 100% performance for each of the Digital Media and Digital Experience components would result in a fiscal year 2025 Net New Sales payout of 75%. 100% payout for the fiscal year 2025 Net New Sales Goal requires performance above the midpoint of fiscal year 2025 public guidance provided by the Company in December 2024 and above the fiscal year 2024 Net New Sales Goal target for 100% payout.

Attainment: For fiscal year 2025, we achieved $1.98 billion in Digital Media ending ARR growth. We also achieved $545 million in Digital Experience subscription revenue growth on a GAAP basis, or $543 million after adjustment to exclude the effect, either positive or negative, of foreign currency fluctuations ("FX Neutral"). (See *Annex A* for a reconciliation of non-GAAP financial measures to the most comparable GAAP measures.) Comparing against pre-determined targets for such amounts determined at the beginning of fiscal year 2025 resulted in 104.5% attainment for Digital Media ending ARR growth and 101.3% attainment for Digital Experience subscription revenue growth (as adjusted to be FX Neutral). The attainment for Digital Media ending ARR growth did not require any adjustment in order to be on an FX Neutral basis because we calculate ARR based on currency rates that are set at the beginning of the fiscal year and held constant throughout the year for measurement purposes. Total Net New Sales Goal actual result was $2.52 billion, resulting in an attainment of 103.8% for fiscal year 2025.

Payout and Vesting: Total Net New Sales Goal attainment of 103.8% resulted in a payout of 99% of target shares, as certified by the Committee, associated with the fiscal year 2025 Net New Sales Goal under the 2025, 2024 and 2023 PSPs (as shown in the table below). As discussed above, no portion of this amount will vest until the applicable full three-year performance period has concluded and each NEO's award is subject to such NEO's continued employment until such date.

Net New Sales Shares Earned For Fiscal Year 2025

Name[1]	Payout (%)	2025 Performance Share Program		2024 Performance Share Program		2023 Performance Share Program	
		Target Number of Shares[2] (#)	Actual Number of Shares Earned (#)	Target Number of Shares[2] (#)	Actual Number of Shares Earned (#)	Target Number of Shares[2] (#)	Actual Number of Shares Earned (#)
Shantanu Narayen	99%	12,306	12,182	7,868	7,789	13,687	13,550
Daniel Durn	99%	2,802	2,773	1,735	1,717	3,017	2,986
Anil Chakravarthy	99%	4,328	4,284	2,720	2,692	4,731	4,683
David Wadhwani	99%	4,328	4,284	2,720	2,692	4,731	4,683

[1] Ms. Pentland was not a participant in the 2025, 2024 and 2023 PSPs because she was not employed by Adobe at the time the awards were granted.

[2] The fiscal year 2025 Net New Sales Goal represents approximately 16.67% of the total shares awarded under each of the 2025, 2024 and 2023 PSPs.

Other Benefits, Programs and Policies

Retirement and Deferred Compensation Plan Benefits

We do not provide our employees, including our NEOs, with a defined benefit pension plan, any supplemental executive retirement plans or retiree health benefits, except as required by local law or custom for employees outside the United States. Our NEOs may participate on the same basis as other U.S. employees in our 401(k) Plan with a Company-sponsored match component.

Our executive officers and our Board members are eligible to participate at their election in our Deferred Compensation Plan. The Deferred Compensation Plan provides the ability to defer receipt of income to a later date, which may be an attractive tax planning opportunity. We generally do not contribute to the Deferred Compensation Plan on behalf of participants; therefore, our cost to maintain the Deferred Compensation Plan is limited to administration expenses, which are minimal. Other than Mr. Narayen, no other NEOs participated in or had an accrued balance under the Deferred Compensation Plan in fiscal year 2025.

Perquisites and Additional Benefits

We provide limited perquisites to our executive officers, including our NEOs. In considering potential perquisites, the Committee considers the cost to Adobe as compared to the perceived value to our employees as well as other corporate governance and employee relations factors. Our executive officers, including our NEOs, are eligible to receive long-term care coverage and an executive health concierge service. Adobe pays for this coverage and these services rendered because Adobe recognizes the significant role of our executive officers and offers these programs to encourage a focus on keeping well.

We maintain a corporate aircraft primarily for the use of our CEO, with certain limited exceptions where other executive officers may use it solely for critical business matters. In the interests of security and efficiency as well as our CEO's health and safety, the Committee has encouraged our CEO to use the corporate aircraft for personal travel by providing an annual $400,000 allowance for incremental costs associated with his personal use of the jet, after which he must fully reimburse the Company for all additional incremental costs associated with personal use of the aircraft pursuant to an aircraft time sharing agreement with the Company. Our CEO recognizes imputed taxable income as a result of such personal use and is not provided a tax reimbursement or "gross-up" for any portion of this amount, including as a result of members of the CEO's immediate family accompanying the CEO on business travel, other than for our annual sales club trip. The incremental costs of non-business-related travel and guests on any such legs of travel are included in the "All Other Compensation" column in the section titled "Summary Compensation Table for Fiscal Years 2025, 2024 and 2023." In response to a security risk assessment by our Global Security Risk Team, we continued to provide security services for our CEO for fiscal year 2025 in order to mitigate risks to Adobe's business. Our CEO's fiscal year 2025 security costs decreased compared to fiscal year 2024 due to reduced capital expenditures required to provide security services. We believe the scope and costs of these services

serve important business purposes and constitute reasonable, necessary and appropriate expenses for the benefit of Adobe and its stockholders. Since the costs arise from the nature of our CEO's role and his employment responsibilities at Adobe, we do not consider them to be personal benefits to our CEO. However, in accordance with SEC rules, we have reported the incremental costs of such security services in the "All Other Compensation" column in the Summary Compensation Table. The Committee will periodically review the scope and costs of these security services in relation to our CEO's security risk profile.

To enable us to attract top talent and experienced executive officers, we occasionally provide relocation benefits to eligible employees. In fiscal year 2025, Ms. Pentland received relocation benefits to relocate her residence near San Jose, California, the location of the Company's headquarters, which were commensurate with our relocation benefits for executive vice presidents. We have reported the relocation expenses incurred with respect to Ms. Pentland in the "All Other Compensation" column in the Summary Compensation Table.

We also provide the following benefits to our NEOs, on the same terms and conditions as provided to all other eligible employees: health, dental and vision insurance; life insurance; an employee stock purchase plan; health savings account; medical and dependent care flexible spending account; and short- and long-term disability, accidental death and dismemberment insurance. We believe these benefits are consistent with benefits provided by companies with which we compete for executive-level talent.

Employment Agreements and Severance and Change of Control Arrangements

Each of our NEOs is employed "at will." Except in limited circumstances, such as when an employment agreement that provides for severance is assumed or renegotiated as part of a corporate transaction, we only enter into agreements providing for severance benefits with our U.S. executive officers in relation to a change of control of Adobe or an executive transition plan.

The Committee believes that change of control vesting of equity awards and severance payments and benefits, if structured appropriately, serve to minimize the distraction caused by a potential transaction and reduce the risk that an executive officer departs Adobe before an acquisition is consummated. The Committee and the Company believe that a pre-existing plan will allow our executive officers to focus on continuing normal business operations and on the success of a potential business combination, rather than on seeking alternative employment. Further, a pre-existing plan ensures stability and will enable our executive officers to maintain a balanced perspective in making overall business decisions during a potentially uncertain period. To that end, Adobe provides certain change of control payments and benefits as described below.

Each of our NEOs is a participant in our 2023 Executive Severance Plan in the Event of a Change of Control (the "Change of Control Plan"). The Change of Control Plan provides for severance payments and full accelerated vesting of outstanding equity awards for our NEOs upon an involuntary termination of employment or resignation for good cause upon or following a qualifying change of control. The terms of the Change of Control Plan are described below under "Executive Compensation—Change of Control." The Change of Control Plan will expire on December 13, 2026, unless extended by Adobe, or if a change of control occurs prior to its expiration.

In January 2026, the Committee adopted an Executive Officer Cash Severance Policy, which provides that we will not establish any new severance arrangement to provide for cash severance benefits to an executive officer exceeding 2.99 times the sum of the executive officer's annual base salary plus target bonus (or amend any existing severance arrangements to increase cash severance benefits to exceed such threshold), without seeking stockholder ratification.

We also maintain a retention agreement with Mr. Narayen, which provides similar benefits but does not require termination of his employment in order for him to receive the equity acceleration, as described below under "Executive Compensation—Change of Control." Mr. Narayen's original Retention Agreement, dated January 12, 1998, was amended February 11, 2008 based on his promotion to CEO and was further amended on December 11, 2010 and December 5, 2014 in order to clarify the manner of compliance with, or exemption from, Section 409A of the Internal Revenue Code of 1986, as amended (the "Code").

The Change of Control Plan and the Retention Agreement with Mr. Narayen do not provide for reimbursements or "gross-ups" of excise tax amounts under Section 4999 of the Code. Rather, under both of these arrangements, benefits would be reduced if doing so would result in a better after-tax economic position for the affected executive officer. The Committee

and the Company believe this is an appropriate allocation of the tax cost of these arrangements between Adobe and the executive officer and is consistent with market practice.

Our change of control arrangements are designed to be competitive with market practices. The Committee periodically reviews the terms and conditions of our change of control arrangements and will make adjustments when and to the extent it deems appropriate.

Additional details regarding our Change of Control Plan and the Retention Agreement with Mr. Narayen, including estimates of amounts payable to our NEOs in specified circumstances as of the last day of fiscal year 2025, are disclosed in the section titled "Executive Compensation—Change of Control—Potential Payments upon Termination and/or a Change of Control."

Stock Ownership Guidelines

We have above-market stock ownership guidelines for all employees at the senior vice president level and above (including our executive officers), which the Committee reviews periodically and most recently amended in June 2024. These guidelines are designed to align our executive officers' interests with those of our stockholders by promoting long-term share ownership, which reduces the incentive for excessive short-term risk taking. Under the guidelines, our executive officers are subject to the Net Share Retention Requirement until they satisfy (and continue to satisfy) the minimum share ownership value requirements listed in the table below.

Position	Minimum Ownership Value
Chief Executive Officer	20x base salary
President, Executive Vice President or Chief Financial Officer	10x base salary
Select Senior Vice Presidents	3x base salary
All Other Senior Vice Presidents	2x base salary

The minimum share ownership levels for each title are determined annually using the following:

- average base salary (as defined in the guidelines) of the individuals holding such title as of December 31; and

- the average daily closing share price for the 30 calendar days ending on December 31.

Once an executive officer achieves the minimum share threshold measured by the value of shares held, they should retain shares necessary to meet the minimum ownership requirement throughout the year, subject to the Rule 10b5-1 Plan Exception. Shares that count toward the minimum share ownership levels include: shares owned outright or otherwise beneficially owned; shares purchased in the open market or inherited; shares acquired through our employee stock purchase plan; vested restricted stock; vested RSUs, vested performance shares and vested performance units, including such shares or units that have been deferred into our Deferred Compensation Plan; and shares issued from the exercise of vested options. Any shares held prior to the executive officer's date of appointment will also count toward the ownership requirement.

The Committee reviews quarterly reports of the stock holdings of our executive officers. Our Board may evaluate whether exceptions should be made in the case of any covered person who, due to his or her unique financial circumstances, would incur a hardship by complying with these guidelines. No such exceptions were granted or were in place in fiscal year 2025. As of November 28, 2025, each of our NEOs was in compliance with the applicable guidelines. For more information on how our stock ownership guidelines apply to our non-employee directors, see the section titled "Our Directors—Director Compensation for Fiscal Year 2025—Stock Ownership Guidelines."

Insider Trading, Anti-Hedging and Anti-Pledging Policies

Adobe has an Insider Trading Policy governing the purchase, sale and other dispositions of Adobe's securities that applies to all personnel of Adobe and its subsidiaries, including directors, officers and employees and other covered persons. Pursuant to our Insider Trading Policy, it is Adobe's policy to comply with applicable laws and regulations relating to insider trading when engaging in transactions in Adobe's securities. We believe that our Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, as well as applicable listing standards. Further, our

Insider Trading Policy explicitly prohibits any director or employee, including our NEOs, from hedging their equity ownership in Adobe by engaging in short sales or trading in any derivatives involving Adobe securities. All employees are also prohibited from holding Adobe stock in a margin account or otherwise pledging Adobe stock or using financial instruments such as prepaid variable forwards, equity swaps, exchange funds and collars.

A copy of our Insider Trading Policy can be found as Exhibit 19.1 to our Annual Report on Form 10-K for the fiscal year ended November 28, 2025.

Compensation Recovery Policies

Effective November 30, 2024, our Board adopted a supplemental compensation recovery ("clawback") policy that provides the Company the right to recover certain compensation received by executive officers who engaged in certain conduct that caused or was reasonably likely to cause material financial or operational harm to the Company ("Misconduct"). Covered compensation includes incentive-based cash and equity compensation and time-based equity compensation granted or otherwise received by the executive officer for the three completed fiscal years preceding the date the existence of the Misconduct was determined through the date of such determination.

Effective October 2, 2023, our Board adopted a clawback policy as required by Rule 10D-1 under the Exchange Act and the corresponding Nasdaq listing standards. In the event the Company is required to prepare an accounting restatement to correct material noncompliance with any financial reporting requirement under U.S. federal securities laws, the clawback policy requires the Company to recover erroneously awarded compensation that is granted, earned or vested based in whole or in part upon the attainment of a financial reporting measure and that is received by our current and former executive officers (as defined in Rule 10D-1) during the three fiscal years preceding the date that the Company is required to prepare the accounting restatement. The amount recoverable is the compensation paid or payable in excess of the amount that would have been paid or payable based on the restated financial results. The Committee administers this clawback policy.

In February 2015, our Board adopted our prior clawback policy applicable in the event of a material restatement of our financial statements that results from the intentional misconduct or fraud of a Section 16 executive officer, which still applies to the extent not superseded by the Rule 10D-1 clawback policy. The prior clawback policy enables the Board to require repayment or cancellation of the incremental portion of the performance-based incentive cash and equity compensation paid or payable to such officer in excess of the amount that would have been paid or payable based on the restated financial results.

In addition, as a public company subject to Section 304 of the Sarbanes-Oxley Act of 2002, if we are required to restate our financial results due to our material noncompliance, as a result of misconduct, with any financial reporting requirements under the federal securities laws, our CEO and CFO may be legally required to reimburse us for any bonus or incentive-based or equity-based compensation they receive.

Granting Guidelines for Equity Compensation

Adobe has adopted written guidelines setting forth our grant practices and procedures for all non-executive equity awards. The Committee follows the guidelines below for annual awards to our executive officers, including our NEOs. Pursuant to these guidelines:

- the grant date for non-executive annual equity awards is January 24th, or, if that is not a trading day, the first trading day thereafter, and the vesting commencement date for non-executive officer annual equity awards is January 15th beginning in fiscal year 2023, unless another date is approved and documented by the Committee;

- the grant date for non-executive officer new hire RSU awards is the 15th day of the month following the month of the employee's hire date, or, if that is not a trading day, the first trading day thereafter; and

- the grant date for promotion RSU awards is the 15th day of the month following the month of the employee's promotion, or, if that is not a trading day, the first trading day thereafter.

Because the foregoing grant dates are pre-established, the timing of the release of material non-public information does not affect the grant dates for equity awards, and Adobe does not time the release of material non-public information based on equity award grant dates. Pursuant to our practices for executive officers, the effective grant date for new hire RSU and performance share awards is the executive officer's hire date.

The Committee approves all grants made to our executive officers on or before the grant date, subject to the executive officer's continued employment on the grant date. The Committee also has the authority to approve non-executive officer equity awards. Our Board has also delegated to a Management Committee for Equity Awards (consisting of the CEO and the Chief People Officer) the authority to approve RSU and performance awards to non-executive officer employees in accordance with the granting guidelines described above and subject to Committee-approved vesting schedules and share limits. In addition, our Board has delegated to an Acquired Company & Retention Equity Awards Committee (consisting of the CEO in his capacity as a member of the Board) the authority to approve the assumption of outstanding awards in an acquisition and the granting of RSU awards to employees and consultants. Pursuant to its charter, the Committee has the authority to establish the terms and conditions of our equity awards; therefore, the Committee may make exceptions to Adobe's granting guidelines.

In the event we award stock options, all stock option awards would be granted with an exercise price equal to or greater than the closing price of the underlying stock on the effective grant date or, in accordance with the terms of our approved equity plans, the closing price of the underlying stock on the last trading day prior to the effective grant date, if an award is granted on a non-trading day.

Compensation-Setting Governance and Process

The Role of the Executive Compensation Committee

The Committee oversees, reviews and approves the elements and amounts of compensation of Adobe's executive officers, including our NEOs. The Committee reviews our executive compensation programs each year and considers a variety of factors, including alignment with stockholders' interests, our operating plan, the scope of our business, evolving compensation trends and peer company and market practices. The Committee also evaluates stockholder feedback, and solicits input from its independent compensation consultant and management. In fiscal year 2025, the Committee met regularly in executive session with its independent compensation consultant and without management present. The Chair of the Committee also met separately with the consultant, both with and without management present. The Committee also discusses Mr. Narayen's performance with the Board and our Lead Director. The Committee remains solely responsible for making the final decisions on compensation for our executive officers, including our NEOs.

The Role of Executive Officers

Our CEO reviews the performance and compensation of the other NEOs. Based on such reviews, he made recommendations directly to the Committee for fiscal year 2025 target compensation levels (including adjustments to base salaries and target annual cash incentives, if applicable, and equity incentive levels), including feedback on each of the other NEOs' strategic goals and objectives. No NEO was present or participated in the final determinations or deliberations of the Committee regarding his or her own fiscal year 2025 compensation.

The Role of the Compensation Consultant

As in prior fiscal years, the Committee continued to engage Compensia as its independent compensation consultant to review and provide independent advice concerning all of the components of Adobe's executive compensation programs, on account of Compensia's experience working with the Committee, expertise in the software industry and its knowledge of our peer group.

Compensia provided the following services on behalf of the Committee during fiscal year 2025: (1) reviewed and provided recommendations on the composition of our peer group; (2) conducted a comprehensive review of the total compensation arrangements for all of our executive officers relative to peer companies and market practices; (3) provided advice on our executive officers' compensation; (4) benchmarked peer CEO benefits and perquisites; (5) assisted with executive incentive program design, including our 2025 PSP and 2025 Cash Incentive Plan; (6) provided updates on say-on-pay results; (7) updated the Committee on regulatory developments, emerging and market trends and best practices in the

areas of executive, director and equity compensation and severance and termination arrangements; (8) conducted a detailed aggregate equity utilization survey relative to peer company practices; (9) provided research and considerations related to stockholder severance plan proposals; (10) outlined trends in pay-versus-performance disclosures; and (11) reviewed the Compensation Discussion and Analysis for inclusion in our 2025 proxy statement. Compensia did not provide any other services to Adobe except for providing limited guidance to our Employee Experience department regarding Adobe's broad-based equity compensation design for all employees, as approved by the Committee.

Our Employee Experience, Finance and Legal departments work with our CEO and Compensia to design and develop new compensation programs applicable to our NEOs and other executive officers, to recommend changes to existing compensation programs, to recommend financial and other performance targets to be achieved under those programs, to prepare analyses of financial data, to prepare peer group compensation comparisons and other Committee briefing materials and, ultimately, to implement the decisions of the Committee. Members of these departments and our CEO also meet with Compensia separately from the Committee to convey information on proposals that management may make to the Committee, as well as to allow Compensia to collect information about Adobe to develop its own proposals. The Committee annually reviews the consultant's performance, qualifications and independence. The Committee has reviewed the independence of Compensia under applicable SEC and Nasdaq rules for fiscal year 2025 and determined that Compensia is independent and its work for the Committee does not raise any conflicts of interest.

The Role of Stockholders and Say-on-Pay Vote Results

We hold a stockholder advisory vote on NEO compensation on an annual basis. In setting the form and amount of compensation for our NEOs, the Committee considers the vote results from our prior annual stockholder advisory votes on NEO compensation. At our 2025 Annual Meeting, approximately 80% of the votes cast approved, on an advisory basis, our fiscal year 2024 NEO compensation. In particular, we believe stockholder support was largely driven by: (1) the high degree of alignment between Company performance and our executive compensation program design and outcomes; and (2) basing our PSP on a three-year performance period with two equally weighted objective metrics—Relative TSR Goal and Net New Sales Goal—closely aligning the compensation opportunity of our NEOs to long-term stockholder interests and strategic priorities.

Adobe values the input of our stockholders on our compensation programs. We regularly communicate with our stockholders to better understand their opinions on governance issues, including compensation. Though we welcome stockholder interaction throughout the year, we generally engage in stockholder outreach during the spring, after we file our proxy statement, and the fall, when Adobe's management, the Committee and its independent compensation consultant are in the preliminary planning stages for the subsequent year's compensation programs. During fiscal year 2025, we engaged in discussions with several of our largest stockholders regarding our existing programs and potential, future changes. Additionally, the Committee Chair attended meetings with our stockholders to receive and address feedback regarding our executive compensation programs. The feedback we received from stockholders regarding our executive compensation programs was generally positive and affirmed our current compensation strategy and its alignment with performance.

These conversations informed our 2026 compensation design and decisions. The Committee will continue to consider stockholder feedback and the outcomes of future say-on-pay votes, along with input from our independent compensation consultant, when assessing our executive compensation programs and policies and making compensation decisions for our executive officers, including our NEOs.

The Role of Peer Companies

The Committee regularly reviews relevant market and industry practices on executive compensation. It does so to balance our need to compete for talent in a highly competitive industry and a geographic region that is exceptionally competitive for executive talent, with the need to maintain a reasonable and responsible cost structure while aligning our executive officers' interests with those of our stockholders.

Each year, to assist the Committee in its deliberations on executive compensation, the Committee reviews and, if it deems advisable, updates our list of peer companies used as points of comparison, as necessary, to ensure that the comparisons are meaningful. These peer companies are technology companies at which our NEOs' positions would be analogous in scope and complexity, which operate in similar or related businesses to Adobe or with which Adobe frequently competes for talent. For fiscal year 2025, Compensia provided recommendations on the composition of our compensation "peer group" by considering companies with the following criteria:

- public, U.S.-based or U.S.-listed multi-faceted software/internet company;

- revenues within ~0.33x to 3.0x of Adobe;

- market cap within ~0.25x to ~10.0x of Adobe;

- companies that compete with us for talent;

- positive revenue growth; and

- companies that list Adobe as a peer.

Based on the factors described above, acquisition of prior peers and input from management and Compensia, the Committee approved the below peer group for fiscal year 2025.

Peer Group for Fiscal Year 2025

Alphabet Inc.	Amazon.com, Inc.	Advanced Micro Devices, Inc.
Airbnb, Inc.	Apple Inc.	Autodesk, Inc.
Broadcom Inc.	Cisco Systems, Inc.	Intuit Inc.
Meta Platforms, Inc.	Microsoft Corporation	Netflix, Inc.
NVIDIA Corporation	Oracle Corporation	Palo Alto Networks, Inc.
PayPal Holdings, Inc.	Salesforce, Inc.	SAP SE
ServiceNow, Inc.	Workday, Inc.	

In response to stockholder feedback and in consultation with Compensia, the Committee undertook a robust review of the peer group and its alignment with foundational selection criteria and compensation philosophy. In August 2025, to strategically balance larger key talent competitors, the Committee approved adding three smaller companies to the fiscal year 2026 peer group, Expedia Group, Inc., Snowflake Inc. and Uber Technologies, Inc. to position Adobe closer to the median of its peer group on the basis of revenue and market capitalization.

Compensia prepares a compensation analysis compiled from both executive compensation surveys and data gathered from publicly available information for our peer group companies. The Committee uses this data to compare the current compensation of our NEOs to that of the peer group and to determine the relative market value for each NEO position. However, compensation is not set at any particular target of compensation at the peer companies, but rather is used by the Committee for comparison purposes to inform decisions.

With regard to peer group positioning, the Committee reviews the value of equity awards in the aggregate because of the different mix of equity awards granted by our peers and the aggregated manner in which this data is presented in the peer group analysis.

Compensation Risk Assessment

The Committee oversaw an annual, internal risk assessment of our compensation programs to ascertain any potential material risks that may be created by such programs. Based on the findings of the assessment, the Committee concluded that our compensation programs are designed and administered with the appropriate balance of risk and reward in relation to our overall business strategy and, taking into account mitigating controls, do not create risks that are reasonably likely to have a material adverse effect on Adobe.

Although the majority of target TDC provided to our executive officers is incentive-based, the Committee believes that our compensation programs for executive officers do not encourage excessive and unnecessary risk-taking and have been designed with appropriate controls and other mitigating measures to prevent such risk-taking. For our other employees, incentive-based compensation typically makes up a smaller percentage of their overall compensation, thus providing less motivation for risk-taking.

Our compensation programs have the following risk-limiting characteristics:

- The majority of award value under our compensation programs is in the form of long-term equity awards, with multi-year vesting schedules or performance periods, which aligns the interests of our executive officers to long-term stockholder interests. Our executive officers receive a combination of RSUs, which vest 6.25% quarterly over four years, and performance shares, which vest only after a three-year vesting period, based on certifications by the Committee as to achievement and subject to the participant's continued service.

- Stock options are not granted to members of our Board, our executive officers or any other employees.

- Our annual cash-based incentive plan includes a 155% cap and performance share programs include a 200% cap on target awards. We believe these caps limit the potential for excessive risk-taking by our employees, including our executive officers.

- Our performance share programs use Company-wide measures that are not specific to any one executive officer's organization and that apply equally to all participants to encourage a unified and responsible approach to achieving financial and strategic goals.

- Overlapping performance periods for our performance share programs limit the impact of short-term business performance or share price fluctuations on final outcomes, incentivizing participants to focus on long-term performance.

- We maintain above-market executive stock ownership requirements for officers at the senior vice president level and above. As of November 28, 2025, all covered executives are in compliance with such guidelines, described under the section titled "Compensation Discussion and Analysis—Other Benefits, Programs, and Policies—Stock Ownership Guidelines."

- Our system of internal control over financial reporting, standards of business conduct and compliance programs, among other things, reduce the likelihood of manipulation of our financial performance to enhance payments under our performance shares and bonus and sales compensation plans.

- Our Insider Trading Policy prohibits all employees and officers from pledging shares, engaging in short sales or hedging transactions involving Adobe's securities.

- We have clawback policies for performance-based incentive compensation and time-based equity compensation that apply to all our executive officers.

Accounting and Tax Considerations

The Committee considers the financial accounting and tax consequences to Adobe of our compensation programs and the tax consequences to our employees. In determining the aggregate number and mix of equity grants in any fiscal year, the Committee and management consider the size and stock-based compensation expense of outstanding and new equity awards.

Accounting for Stock-Based Compensation

We account for stock-based compensation in accordance with FASB ASC Topic 718. Under those accounting rules, grant date fair values for performance shares are not determined until the associated performance metrics are established. Therefore, performance awards granted under the PSPs, which include performance shares vesting based on Net New Sales Goals established annually, are not fully reflected in the Summary Compensation Table and in the Grants of Plan-Based Awards table in the same year they are granted by the Committee. As the Net New Sales Goals continue to be established

for future fiscal years, the grant date fair values associated with the related performance shares will be reflected in these tables for the applicable fiscal year to which the goals relate. See the section titled "Fiscal Year 2025 Compensation Decisions and Results—Equity Incentives—Target Values and Grants in Fiscal Year 2025" for more information.

Deductibility of Executive Compensation

The Committee believes it is important to preserve flexibility in administering and designing compensation programs that are intended to attract, retain and motivate the best talent and be in the best interests of Adobe and its stockholders. Accordingly, we do not require that all compensation be deductible as corporate objectives may not always be consistent with the requirements for full deductibility.

Report of the Executive Compensation Committee

      The Executive Compensation Committee has reviewed and discussed with management the "Compensation Discussion and Analysis" contained in this proxy statement. Based on this review and discussion, the Executive Compensation Committee recommended to our Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended November 28, 2025.

Respectfully submitted,

EXECUTIVE COMPENSATION COMMITTEE

Amy Banse, Chair
Cristiano Amon
Melanie Boulden
David Ricks

_____

The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of Adobe under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Summary Compensation Table for Fiscal Years 2025, 2024 and 2023

The following table sets forth information regarding the compensation for services performed during fiscal years 2025, 2024 and 2023 awarded to, paid to, or earned by the NEOs, which include (1) our CEO, (2) our CFO and (3) our three other most highly compensated executive officers, as determined by reference to total compensation for fiscal year 2025, who were serving as executive officers at the end of fiscal year 2025.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Non-Equity Incentive Plan Compensation[2] ($)	All Other Compensation[3] ($)	Total ($)
Shantanu Narayen	2025	1,500,000	—	45,376,110	3,120,000	1,177,825	51,173,935
CHAIR OF THE BOARD AND CEO	2024	1,500,000	—	46,349,135	2,940,000	1,601,047	52,390,182
	2023	1,500,000	—	40,077,295	3,000,000	355,283	44,932,578
Daniel Durn	2025	900,000	—	14,443,742	936,000	22,284	16,302,026
CFO AND EXECUTIVE VICE PRESIDENT, FINANCE, TECHNOLOGY, SECURITY AND OPERATIONS	2024	900,000	—	13,761,183	882,000	21,676	15,564,859
	2023	891,346	—	12,536,147	891,071	18,726	14,337,290
Anil Chakravarthy	2025	800,000	—	15,900,898	1,040,000	49,926	17,790,824
PRESIDENT, CUSTOMER EXPERIENCE ORCHESTRATION BUSINESS	2024	800,000	—	15,365,328	784,000	45,407	16,994,735
	2023	791,346	—	13,463,694	791,071	37,062	15,083,173
David Wadhwani	2025	800,000	—	15,900,898	1,040,000	45,686	17,786,584
PRESIDENT, CREATIVITY AND PRODUCTIVITY BUSINESS	2024	800,000	—	15,365,328	784,000	30,293	16,979,621
	2023	791,346	1,666,667	13,463,694	791,071	18,228	16,731,006
Louise Pentland[4]	2025	403,846 [5]	2,000,000 [6]	12,532,771	415,714	236,253	15,588,584
CHIEF LEGAL OFFICER AND EXECUTIVE VICE PRESIDENT, LEGAL AND GOVERNMENT RELATIONS							

---

[1] These amounts do not reflect the actual economic value realized by the NEO. In accordance with SEC rules, this column represents the grant date fair value, computed in accordance with FASB ASC Topic 718, of performance shares, assuming the probable outcome of related performance conditions, and RSUs. Pursuant to SEC rules, the amounts shown disregard the impact of estimated forfeitures. For additional information, see Part II, Item 8 "Financial Statements and Supplementary Data" of our Fiscal Year 2025 Annual Report on Form 10-K and the Notes to Consolidated Financial Statements at Note 12, "Stock-Based Compensation."

For performance shares included for fiscal year 2025, the amounts included represent (i) the grant date fair value of 50% of the target performance shares under the 2025 PSP, related to the Relative TSR Goal, and (ii) the grant date fair value of 16.67% of the target performance shares under each of the 2025, 2024 and 2023 PSPs, related to the fiscal year 2025 Net New Sales Goal. The grant date fair value of the target performance shares in our PSPs is reflected in the Summary Compensation Table in fiscal years when the performance goal associated with each respective Net New Sales Goal is established. As noted above in the Compensation Discussion and Analysis, performance share awards have a maximum payout of 200% of the target number of shares. The grant date fair values of performance share awards included for fiscal year 2025, assuming maximum achievement of the related performance conditions, are as follows: Mr. Narayen: $46,340,912; Mr. Durn: $10,414,735; Mr. Chakravarthy: $16,184,330; and Mr. Wadhwani: $16,184,330.

[2] These amounts consist solely of amounts earned under our Cash Incentive Plans. Such amounts are paid in the subsequent fiscal year.

[3] For fiscal year 2025, all other compensation includes:
- For Mr. Narayen: Matching contributions under the 401(k) Plan of $10,500 and life insurance premiums, the cost of executive health concierge services, the value of the sales club trip including associated tax gross-up, the incremental cost of security services of $880,354 paid by Adobe to a third-party security provider, based on the actual security costs incurred by Adobe, and the incremental cost of personal use of our corporate jet of $255,119, based on variable costs for fuel, crew, catering and

airport fees. We believe that all Company-incurred security costs for Mr. Narayen are reasonable, necessary and for Adobe's benefit.

- For Mr. Durn: Matching contributions under the 401(k) Plan of $10,500 and life insurance premiums, and the cost of executive health concierge services.
- For Mr. Chakravarthy: Matching contributions under the 401(k) Plan of $10,500 and life insurance premiums, the cost of executive health concierge services, and the value of the sales club trip including associated tax gross-up of $27,642.
- For Mr. Wadhwani: Matching contributions under the 401(k) Plan of $10,500 and life insurance premiums, and the value of the sales club trip including associated tax gross-up of $34,359.
- For Ms. Pentland: Matching contributions under the 401(k) Plan and life insurance premiums, relocation benefits of $110,016 and associated tax gross-up of $122,329, paid by Adobe as part of her employment offer.

Additionally, NEOs may receive event tickets for personal use when such tickets are not being used for business purposes, for which we incur no incremental cost.

(4) Ms. Pentland joined Adobe in May 2025 and was not an NEO in fiscal years 2024 and 2023.

(5) This amount reflects the pro-rated portion of Ms. Pentland's base salary earned during fiscal year 2025 based on business days.

(6) This amount reflects Ms. Pentland's signing bonus paid upon the commencement of her employment at Adobe.

Grants of Plan-Based Awards in Fiscal Year 2025

The following table shows all plan-based awards granted to the NEOs during fiscal year 2025. In accordance with SEC rules, this table presents performance awards as having been granted in the fiscal year in which the performance goals were established, and if an award has multiple performance periods, the portion relating to each performance period is treated as a separate grant. The equity awards granted in fiscal year 2025 identified in the table below are also reported in "Outstanding Equity Awards at Fiscal Year 2025 End." For additional information regarding incentive plan awards, please refer to the sections titled "Compensation Discussion and Analysis—Fiscal Year 2025 Compensation Decisions and Results—Cash Incentives" and "—Equity Incentives" sections of our "Compensation Discussion and Analysis."

Name	Award Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3] (#)	Grant Date Fair Value of Stock and Option Awards[4] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Shantanu Narayen	Cash Incentive	—	—	3,000,000	4,650,000	—	—	—	—	—
	2025 PSP	1/24/2025	—	—	—	18,213	49,225	98,450	—	22,213,894
	2024 PSP	1/24/2025	—	—	—	2,675	7,868	15,736	—	3,425,570
	2023 PSP	1/24/2025	—	—	—	4,653	13,687	27,374	—	5,959,046
	RSU	1/24/2025	—	—	—	—	—	—	31,645	13,777,600
Daniel Durn	Cash Incentive	—	—	900,000	1,395,000	—	—	—	—	—
	2025 PSP	1/24/2025	—	—	—	4,145	11,206	22,412	—	5,056,949
	2024 PSP	1/24/2025	—	—	—	589	1,735	3,470	—	755,384
	2023 PSP	1/24/2025	—	—	—	1,025	3,017	6,034	—	1,313,541
	RSU	1/24/2025	—	—	—	—	—	—	16,808	7,317,867
Anil Chakravarthy	Cash Incentive	—	—	1,000,000	1,550,000	—	—	—	—	—
	2025 PSP	1/24/2025	—	—	—	6,404	17,311	34,622	—	7,811,973
	2024 PSP	1/24/2025	—	—	—	924	2,720	5,440	—	1,184,234
	2023 PSP	1/24/2025	—	—	—	1,608	4,731	9,462	—	2,059,783
	RSU	1/24/2025	—	—	—	—	—	—	11,128	4,844,909
David Wadhwani	Cash Incentive	—	—	1,000,000	1,550,000	—	—	—	—	—
	2025 PSP	1/24/2025	—	—	—	6,404	17,311	34,622	—	7,811,973
	2024 PSP	1/24/2025	—	—	—	924	2,720	5,440	—	1,184,234
	2023 PSP	1/24/2025	—	—	—	1,608	4,731	9,462	—	2,059,783
	RSU	1/24/2025	—	—	—	—	—	—	11,128	4,844,909
Louise Pentland	Cash Incentive[5]	—	—	399,725	619,574	—	—	—	—	—
	RSU	6/16/2025	—	—	—	—	—	—	31,197	12,532,771

_____

(1) These columns represent awards granted under our 2025 Cash Incentive Plan for performance in fiscal year 2025. These columns show the awards that were possible at the threshold, target, and maximum levels of performance. Minimum performance under the 2025 Cash Incentive Plan could have resulted in a threshold amount equal to $0. Actual cash incentive awards earned in fiscal year 2025 by the NEOs under the 2025 Cash Incentive Plan are shown in the column titled "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table.

(2) These columns represent awards for which a grant date fair value was established in fiscal year 2025, under our PSPs which were adopted under our 2019 Equity Incentive Plan, as amended (the "2019 Plan"). These columns show the awards that are possible at the threshold, target, and maximum levels of performance. If the Company does not achieve the threshold performance metric, zero shares will be earned. None of the performance shares will vest until after the full three-year performance period has concluded for each respective PSP. See the section titled "Compensation Discussion and Analysis—Equity Incentives—Target Values and Grants in Fiscal Year 2025" for additional discussion.

(3) This column represents awards of RSUs granted under our 2019 Plan.

(4) These amounts do not reflect the actual economic value realized by the NEO. In accordance with SEC rules, this column represents the grant date fair value, computed in accordance with FASB ASC Topic 718, of each equity award. For additional information, see Part II, Item 8 "Financial Statements and Supplementary Data" and Note 12, "Stock-Based Compensation" of our Notes to Consolidated Financial Statements of our Fiscal Year 2025 Annual Report on Form 10-K.

(5) Ms. Pentland joined Adobe on May 19, 2025 and her base salary was pro-rated for purposes of this calculation based on calendar days in accordance with the terms of the 2025 Cash Incentive Plan.

Narrative Summary to Summary Compensation Table and Grants of Plan-Based Awards in Fiscal Year 2025 Table

The material terms of the NEOs' annual compensation, including base salaries, cash incentives and equity awards, including equity values in proportion to total compensation, are described under "Compensation Discussion and Analysis" in this proxy statement. Our equity award granting practices are described above and our severance benefits are described under "Change of Control" in this proxy statement. None of our NEOs have entered into a written employment agreement with Adobe.

As discussed in greater detail in "Compensation Discussion and Analysis," the fiscal year 2025 non-equity incentive awards were granted pursuant to the 2025 Cash Incentive Plan, with amounts earned based on the achievement of certain financial and strategic objective goals. Cash incentives were fully vested when earned.

As discussed in greater detail in "Compensation Discussion and Analysis," the performance share awards granted in fiscal year 2025, in accordance with FASB ASC Topic 718, will be settled in stock, subject to the terms of our PSPs. Actual awards earned under the PSPs are based on achievement of the Relative TSR Goal and the Net New Sales Goal, each equally weighted at target and independently determined. Achievement of the Relative TSR Goal is measured over a three calendar year performance period, and achievement of the Net New Sales Goal is based on annual achievement of such goals over three consecutive one-year performance periods. No performance share awards will be paid until the later of (i) the three-year anniversary of the earliest vesting commencement date of each respective PSP, or (ii) final certification by the Committee following completion of the full three-year performance period under each respective PSP, contingent upon each NEO's continued service to Adobe at that time.

The RSUs granted to our NEOs pursuant to our 2019 Plan at the outset of fiscal year 2025 vest quarterly over four years, subject to continued service through each applicable vesting date. The RSUs granted to Ms. Pentland during fiscal year 2025 vest over four years, with 25% vesting on the first anniversary of the vesting commencement date and then 6.25% vesting quarterly thereafter, subject to continued service through each applicable vesting date.

There is no purchase price associated with performance share or RSU awards. We did not pay dividends on our common stock during fiscal year 2025.

Effect of Death and Disability on Equity Compensation Awards

The terms and conditions of our RSU awards provide that if a recipient's employment is terminated due to death or disability, the recipient will be given credit for an additional 12 months of service, resulting in vesting for the applicable award accelerating by 12 months.

The terms and conditions of our performance share awards granted in fiscal years 2023, 2024 and 2025 (which vest upon the later of the final certification of the performance goals and the third anniversary of the grant date) provide that if a recipient's employment is terminated due to death or disability before certification of the performance goals, the recipient will receive a prorated target award based on the number of months of service provided during the performance period.

Outstanding Equity Awards at Fiscal Year 2025 End

The following table sets forth information regarding outstanding equity awards as of November 28, 2025 for each NEO. All vesting is generally contingent upon continued employment with Adobe through the applicable vesting date and certain equity awards are subject to performance conditions, each as specified in the footnotes. Market values and payout values in this table are calculated based on the closing stock price of our common stock as reported on Nasdaq on November 28, 2025, which was $320.13 per share. No stock options were outstanding as of November 28, 2025.

		Stock Awards			
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Shantanu Narayen	1/24/2022	1,255 (1)	401,763	—	—
	1/24/2023	49,821 (2)	15,949,197	41,062 (3)	13,145,178
	1/24/2023	10,999 (4)	3,521,110	—	—
	1/24/2024	18,176 (5)	5,818,683	16,838 (6)	5,390,349
	1/24/2024	11,382 (7)	3,643,720	—	—
	1/24/2025	12,182 (8)	3,899,824	38,641 (9)	12,370,143
	1/24/2025	25,712 (10)	8,231,183	—	—
Daniel Durn	1/24/2022	606 (1)	193,999	—	—
	1/24/2023	10,981 (2)	3,515,348	9,053 (3)	2,898,137
	1/24/2023	5,658 (4)	1,811,296	—	—
	1/24/2024	4,007 (5)	1,282,761	3,712 (6)	1,188,323
	1/24/2024	5,855 (7)	1,874,361	—	—
	1/24/2025	2,773 (8)	887,720	8,796 (9)	2,815,863
	1/24/2025	13,657 (10)	4,372,015	—	—
Anil Chakravarthy	1/24/2022	606 (1)	193,999	—	—
	1/24/2023	17,220 (2)	5,512,639	14,195 (3)	4,544,245
	1/24/2023	3,803 (4)	1,217,454	—	—
	1/24/2024	6,282 (5)	2,011,057	5,821 (6)	1,863,477
	1/24/2024	3,935 (7)	1,259,712	—	—
	1/24/2025	4,284 (8)	1,371,437	13,588 (9)	4,349,926
	1/24/2025	9,042 (10)	2,894,615	—	—
David Wadhwani	1/24/2022	606 (1)	193,999	—	—
	1/24/2023	17,220 (2)	5,512,639	14,195 (3)	4,544,245
	1/24/2023	3,803 (4)	1,217,454	—	—
	1/24/2024	6,282 (5)	2,011,057	5,821 (6)	1,863,477
	1/24/2024	3,935 (7)	1,259,712	—	—
	1/24/2025	4,284 (8)	1,371,437	13,588 (9)	4,349,926
	1/24/2025	9,042 (10)	2,894,615	—	—
Louise Pentland	6/16/2025	31,197 (11)	9,987,096	—	—

(1) RSUs granted pursuant to our 2019 Plan. Four-year vesting with 25% vesting on the first anniversary of the vesting commencement date, and then 6.25% vesting quarterly thereafter for the remaining three years of the grant. RSUs fully vested on January 24, 2026.

(2) This amount represents the shares earned under the 2023 PSP based on achievement of the fiscal year 2023, 2024 and 2025 Net New Sales Goals, for which the respective performance periods were complete as of the end of fiscal year 2025 and certifications have been completed. The shares earned fully vested on January 24, 2026.

(3) This amount represents shares associated with the 2023 PSP contingent on achievement of the Relative TSR Goal, for which the performance period remained outstanding as of the end of fiscal year 2025. Based on performance trending as of November 28, 2025, the amount presented assumes payout at target for the Relative TSR Goal. Subsequent to November 28, 2025, the

performance period was completed with final certification of 45% payout. The shares earned fully vested on January 24, 2026.

(4) RSUs granted pursuant to our 2019 Plan. Four-year vesting with 6.25% quarterly vesting from the vesting commencement date. RSUs fully vest on January 15, 2027.

(5) This amount represents shares earned under the 2024 PSP based on achievement of the fiscal year 2024 and 2025 Net New Sales Goals, for which the respective performance periods were complete as of the end of fiscal year 2025 and certifications have been completed. The shares earned vest on January 24, 2027.

(6) This amount represents shares associated with the 2024 PSP contingent on achievement of the Relative TSR Goal and the fiscal year 2026 Net New Sales Goal, for which the performance periods remained outstanding as of the end of fiscal year 2025. Based on performance trending as of November 28, 2025 and the certified performance against the fiscal year 2025 Net New Sales Goal, the amount presented assumes payout at threshold for the Relative TSR Goal and target for the 2026 Net New Sales Goal. Final certification will be completed after the end of fiscal year 2026 with shares earned vesting on the later of January 24, 2027 and the certification date.

(7) RSUs granted pursuant to our 2019 Plan. Four-year vesting with 6.25% quarterly vesting from the vesting commencement date. RSUs fully vest on January 15, 2028.

(8) This amount represents shares earned under the 2025 PSP based on achievement of the fiscal year 2025 Net New Sales Goal, for which the performance period was complete as of the end of fiscal year 2025 and certification has been completed. The shares earned vest on January 24, 2028.

(9) This amount represents shares associated with the 2025 PSP contingent on achievement of the Relative TSR Goal and the fiscal year 2026 and 2027 Net New Sales Goals, for which the performance periods remained outstanding as of the end of fiscal year 2025. Based on performance trending as of November 28, 2025 and the certified performance against the fiscal year 2025 Net New Sales Goal, the amount presented assumes payout at threshold for the Relative TSR Goal and target for the fiscal years 2026 and 2027 Net New Sales Goals. Final certification will be completed after the end of fiscal year 2027 with shares earned vesting on the later of January 24, 2028 and the certification date.

(10) RSUs granted pursuant to our 2019 Plan. Four-year vesting with 6.25% quarterly vesting from the vesting commencement date. RSUs fully vest on January 15, 2029.

(11) RSUs granted pursuant to our 2019 Plan. Four-year vesting with 25% vesting on the first anniversary of the vesting commencement date, and then 6.25% vesting quarterly thereafter for the remaining three years of the grant. RSUs fully vest on June 15, 2029.

Option Exercises and Stock Vested in Fiscal Year 2025

The following table sets forth information regarding the vesting during fiscal year 2025 of time-based stock-settled RSUs and performance-based stock-settled awards granted under our 2022 PSP for each of the NEOs, on an aggregate basis. In January 2025, the Committee certified the results of our 2022 PSP at 79% of target. None of the awards under our 2023, 2024 and 2025 PSPs were eligible to vest in fiscal year 2025.

The value realized on vesting of stock awards is based on the closing stock price of our common stock as reported on Nasdaq on the vesting date of the stock-settled awards. No stock options were exercised as of November 28, 2025.

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Shantanu Narayen	63,100	25,713,865
Daniel Durn	20,360	7,959,651
Anil Chakravarthy	17,559	6,995,980
David Wadhwani	22,754	9,153,339
Louise Pentland(1)	—	—

(1) Ms. Pentland joined Adobe in May 2025 and did not vest any shares during fiscal year 2025.

Nonqualified Deferred Compensation in Fiscal Year 2025

We originally adopted a Deferred Compensation Plan in December 2006, which has been amended from time to time, most recently in December 2019, to remove the ability of executive officer participants who are not directors to defer performance shares or RSUs granted after December 31, 2019. Under the terms of our Deferred Compensation Plan, eligible employees, including each of the NEOs, and directors may elect to defer the receipt of their cash compensation, and directors may elect to defer the receipt of a portion of their equity compensation they would otherwise have received when earned. Amounts deferred under the Deferred Compensation Plan are deemed invested in money market and other mutual funds selected by the participant with similar options as available under the 401(k) Plan. We do not contribute to the Deferred Compensation Plan on behalf of its participants, or match the deferrals made by participants, with the exception of situations in which an election to defer under the Deferred Compensation Plan would prevent a participant from receiving the full 401(k) company match. In those situations, we make a contribution to the Deferred Compensation Plan equal to the foregone 401(k) company match. Accordingly, amounts payable under the Deferred Compensation Plan generally are entirely determined by participant contributions and fund elections.

Participants in the Deferred Compensation Plan may elect to contribute 5% to 75% of their base salary and 5% to 100% of other specified compensation, including commissions and bonuses. Members of our Board may contribute 100% of their RSU awards. Generally, participants may elect the payment of benefits with respect to cash and equity deferrals to begin on a specified date or upon termination of employment. Payment of cash deferrals may be made in the form of a lump sum or annual installments, subject to certain requirements. Payments of equity deferrals may only be made in the form of a lump sum. In addition, each participant elects whether to keep his or her account balance in the Deferred Compensation Plan or to receive a lump sum distribution upon a change of control. If a participant experiences an unforeseeable emergency during the deferral period, the participant may petition to receive a partial or full payout from the Deferred Compensation Plan. All distributions are made in cash, except that deferred equity awards are settled in Adobe stock.

Other than Mr. Narayen, no other NEOs participated in, or had an accrued balance under, the Deferred Compensation Plan in fiscal year 2025. The following table shows accrued balances under the Deferred Compensation Plan as of the last day of our 2025 fiscal year:

Nonqualified Deferred Compensation[1]

Name	Aggregate balance at November 29, 2024 ($)	Executive contributions in fiscal 2025 ($)	Registrant contributions in fiscal 2025 ($)	Aggregate earnings fiscal 2025 ($)	Aggregate withdrawals/ distributions in fiscal 2025 ($)	Aggregate balance at November 28, 2025 ($)
Shantanu Narayen	20,251,575	2,809,073	—	2,943,847	—	26,004,495

[1] Executive contributions in this table are reflected in the Summary Compensation table for fiscal year 2025 and were reflected in prior years, as applicable. Aggregate earnings are not reflected in the Summary Compensation Table for fiscal year 2025 and were not reflected in prior years.

Change of Control and Severance

Each of our NEOs is eligible to receive severance benefits in the event of certain terminations of employment upon or after a change of control of Adobe, pursuant to the terms of our Change of Control Plan. Our CEO is also eligible to receive severance benefits in the event of certain terminations of employment, upon or after a change of control of Adobe, in some cases whether or not his employment is terminated, pursuant to his Retention Agreement. Mr. Narayen would need to waive all benefits under his Retention Agreement to receive any benefits under the Change of Control Plan.

Under our Executive Officer Cash Severance Policy, these arrangements may not be replaced with any severance arrangement that provides for cash severance benefits to an executive officer exceeding 2.99 times the sum of the executive officer's annual base salary plus target bonus and may not be amended to increase cash severance benefits to exceed such threshold, without seeking stockholder ratification.

Change of Control Terms

Change of Control Plan

Each of our NEOs is a participant in our Change of Control Plan, which will expire on December 13, 2026, unless extended by Adobe or if a change of control occurs prior to its expiration. If a change of control occurs prior to its expiration, the Change of Control Plan will terminate following the later of (1) the one-year anniversary of the occurrence of a change of control and (2) the payment of all severance benefits due under the Change of Control Plan.

Pursuant to the Change of Control Plan, if there is a qualifying change of control of Adobe (as defined in the plan), and within three months prior and twelve months following the change of control, one of our NEOs (other than Mr. Narayen if he receives benefits under his Retention Agreement) experiences a separation from service as a result of Adobe (or any successor) terminating his employment without cause (and not due to death or disability), or if he resigns for good reason, such NEO would be eligible to receive:

- any earned but unpaid bonus for the year prior to termination;

- 24 months of salary and target bonus;

- a lump sum payment equal to 18 months of COBRA premiums for the eligible executive and covered dependents; and

- accelerated vesting of all outstanding equity awards (provided that, for performance shares, vesting is solely to the extent shares are credited to the executive based upon performance achieved as of the change of control).

In the event that any amount under the Change of Control Plan would constitute an excess parachute payment within the meaning of Section 280G of the Code, the amounts payable will not exceed the amount which produces the greatest after-tax benefit to the affected individual. All of the benefits under the Change of Control Plan are conditioned upon the NEO signing a release of claims.

Chief Executive Officer Retention Agreement

Effective January 12, 1998, Adobe entered into a Retention Agreement with Mr. Narayen, as amended from time to time. Pursuant to his Retention Agreement, if there is a qualifying change of control of Adobe (as defined in the agreement), and prior to or within two years following the change of control, Mr. Narayen experiences a separation from service as a result of Adobe (or any successor) terminating his employment without cause, or as a result of a disability, or if he resigns for good reason, Mr. Narayen would be eligible to receive:

- 36 months of salary and target bonus;

- pro-rata target bonus for the fiscal year of termination based on the base salary then in effect; and

- COBRA premiums for him and covered dependents until the earlier of (1) the last month in which he and his covered dependents are eligible for and enrolled in COBRA coverage and (2) 36 months.

Upon a change of control, regardless of whether his employment is terminated, Mr. Narayen would be eligible to receive accelerated vesting of all outstanding equity awards (provided that, for performance shares, vesting is solely to the extent shares are credited to him based upon performance achieved at the change of control) and any stock options would become fully exercisable.

In the event that any amount under Mr. Narayen's Retention Agreement would constitute an "excess parachute payment" within the meaning of Section 280G of the Code, the amounts payable will not exceed the amount which produces the greatest after-tax benefit to Mr. Narayen. All benefits provided under the Retention Agreement are conditioned upon him signing a release of claims. The Retention Agreement has no expiration date.

2019 Plan

In the event of a "Change of Control" (as defined in the 2019 Plan), the surviving, continuing successor or purchasing entity or its parent may, without the consent of any participant, either assume Adobe's rights and obligations under outstanding awards or substitute substantially equivalent equity awards. If the acquiring entity elects not to do so, then all unexercised and unvested portions of all outstanding awards will become immediately exercisable and vested in full, subject to the treatment for performance share awards described below. Any awards which are not assumed or replaced in connection with a Change of Control or exercised prior to the Change of Control will terminate effective as of the time of the Change of Control. Equity awards granted to non-employee directors generally provide under the applicable award agreements that the awards will fully accelerate immediately prior to the effective date of a Change of Control, subject to the consummation of the Change of Control. We have provided, and may provide in the future, additional benefits upon a Change of Control or other similar transactions (see the sections titled "Change of Control Terms" above and "Compensation Discussion and Analysis—Other Benefits, Programs and Policies—Change of Control Compensation" for additional information).

Performance Share Programs

Pursuant to our 2023, 2024 and 2025 PSPs, in the event of a change of control prior to the certification date, the performance period will be shortened and the Committee will determine the level of achievement and the number of shares credited as of immediately prior to the date of the change of control, but the applicable time-based service vesting requirements will continue to apply. The Change of Control Plan and Mr. Narayen's Retention Agreement, as applicable, provide for acceleration of the applicable time-based service vesting requirements under our PSPs for the awards held by the NEOs, as described above.

Potential Payments upon Termination and/or a Change of Control

The following table sets forth the estimated potential payments and benefits payable to each NEO under the Change of Control Plan (as in effect on November 28, 2025), and in the case of Mr. Narayen, his Retention Agreement, in the event of a termination of employment and/or a change of control ("COC"), as if such termination or COC event had occurred on November 28, 2025, the last day of fiscal year 2025. The value of the equity awards is based on the closing stock price of our common stock as reported on Nasdaq on November 28, 2025, which was $320.13 per share. Each NEO must sign a release of claims to receive any of the benefits below except those for Death/Disability, COC Only (continued employment), or COC Only/Equity Not Assumed or Substituted.

Triggering Event	Target Bonus[1] ($)	Lump Sum Severance[2] ($)	Accelerated Performance Awards[3] ($)	Accelerated Restricted Stock Units ($)	Cont. Health Insurance Coverage (pres. val.)[4] ($)	Total[5] ($)
Shantanu Narayen						
Death/Disability[6]	—	—	44,244,847	7,370,671	—	51,615,518
Voluntary Termination/Involuntary Termination with Cause	—	—	—	—	—	—
Involuntary Termination Without Cause/Resignation for Good Reason	—	—	—	—	—	—
Involuntary Termination/Resignation for Good Reason upon COC[7]	3,000,000	13,500,000	65,041,132	15,797,770	40,383	97,379,285
COC Only (continued employment)[8]	—	—	65,041,132	15,797,770	—	80,838,902
COC Only/Equity Not Assumed or Substituted[9]	—	—	65,041,132	15,797,770	—	80,838,902

Triggering Event	Target Bonus[1] ($)	Lump Sum Severance[2] ($)	Accelerated Performance Awards[3] ($)	Accelerated Restricted Stock Units ($)	Cont. Health Insurance Coverage (pres. val.)[4] ($)	Total[5] ($)
Daniel Durn						
Death/Disability[6]	—	—	9,811,024	3,821,075	—	13,632,099
Voluntary Termination/Involuntary Termination with Cause	—	—	—	—	—	—
Involuntary Termination Without Cause/Resignation for Good Reason	—	—	—	—	—	—
Involuntary Termination/Resignation for Good Reason upon COC[7]	900,000	3,600,000	14,508,612	8,251,680	57,326	27,317,618
COC Only (continued employment)[8]	—	—	—	—	—	—
COC Only/Equity Not Assumed or Substituted[9]	—	—	14,508,612	8,251,680	—	22,760,292
Anil Chakravarthy						
Death/Disability[6]	—	—	15,341,910	2,618,343	—	17,960,253
Voluntary Termination/Involuntary Termination with Cause	—	—	—	—	—	—
Involuntary Termination Without Cause/Resignation for Good Reason	—	—	—	—	—	—
Involuntary Termination/Resignation for Good Reason upon COC[7]	1,000,000	2,269,967	22,624,868 [10]	5,565,777	57,326	31,517,938
COC Only (continued employment)[8]	—	—	—	—	—	—
COC Only/Equity Not Assumed or Substituted[9]	—	—	22,624,868	5,565,777	—	28,190,645
David Wadhwani						
Death/Disability[6]	—	—	15,341,910	2,618,343	—	17,960,253
Voluntary Termination/Involuntary Termination with Cause	—	—	—	—	—	—
Involuntary Termination Without Cause/Resignation for Good Reason	—	—	—	—	—	—
Involuntary Termination/Resignation for Good Reason upon COC[7]	1,000,000	—	22,624,868 [10]	5,565,777	57,326	29,247,971
COC Only (continued employment)[8]	—	—	—	—	—	—
COC Only/Equity Not Assumed or Substituted[9]	—	—	22,624,868	5,565,777	—	28,190,645
Louise Pentland						
Death/Disability[6]	—	—	—	3,120,947	—	3,120,947
Voluntary Termination/Involuntary Termination with Cause	—	—	—	—	—	—
Involuntary Termination Without Cause/Resignation for Good Reason	—	—	—	—	—	—
Involuntary Termination/Resignation for Good Reason upon COC[7]	399,725	3,000,000	—	9,987,099	57,326	13,444,150
COC Only (continued employment)[8]	—	—	—	—	—	—
COC Only/Equity Not Assumed or Substituted[9]	—	—	—	9,987,099	—	9,987,099

---

[1] This amount represents the fiscal year 2025 target annual cash incentive opportunity under the 2025 Cash Incentive Plan. The cash incentive opportunity amount is prorated for the elapsed time in the current incentive period, assuming that all performance targets have been met; therefore, the amount reported is 100% of the target annual cash incentive opportunity. Actual fiscal year 2025 bonuses earned by each NEO are reported in the column titled "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table.

[2] Based on the base salary and target bonus on November 28, 2025.

(3)   This amount includes the full acceleration of the number of shares at 100% of target under the 2023, 2024 and 2025 PSPs. As of November 28, 2025, the 2023, 2024 and 2025 PSPs had not yet completed each of their respective performance periods. For purposes of this disclosure, achievement of performance is assumed to be 100%, but actual achievement may vary. Under the 2023 PSP, the performance period completed in December 2025 and the Committee certified achievement in January 2026. See the discussion in the "Compensation Discussion and Analysis" section of this proxy statement for actual achievement amounts.

(4)   Amounts reported represent the present value of 18 months of COBRA payments with an estimated 5% premium increase every 12 months. The present value is calculated by using 120% of the short term applicable federal rate of 4.39%.

(5)   In accordance with the terms of the Change of Control Plan and Mr. Narayen's Retention Agreement, all of the benefits in this table are subject to a reduction in the event the amounts payable would constitute an excess parachute payment within the meaning of Section 280G of the Code, to the extent the reduced benefits would result in a better after-tax economic position for the affected NEO. See footnote 10 below regarding Messrs. Chakravarthy's and Wadhwani's benefits.

(6)   For an explanation of benefits to be received by our NEOs as a result of death or disability, see the section titled "Executive Compensation—Grants of Plan-Based Awards in Fiscal Year 2025—Narrative Summary to Summary Compensation Table and Grants of Plan-Based Awards in Fiscal Year 2025 Table" above.

(7)   For an explanation of benefits received by our NEOs as a result of an involuntary termination or resignation for good reason upon a COC, see the section titled "Change of Control" above.

(8)   Assumes that all equity awards were assumed or substituted by the hypothetical acquiring company. No benefits are payable to the NEOs pursuant to the Change of Control Plan and there is no accelerated vesting pursuant to the terms of the applicable equity award agreements if the NEOs' employment continues after a COC; however, Mr. Narayen's Retention Agreement provides that all outstanding equity awards (provided that, for performance shares, vesting is solely to the extent shares are credited at the change of control) accelerate in vesting in full upon a COC, regardless of whether his employment is terminated.

(9)   Assumes that equity awards were not assumed or substituted by the hypothetical acquiring company. Pursuant to the terms of the applicable equity plans, any unvested portions of any outstanding equity awards that are not assumed or substituted by the acquiring company are immediately vested in full as of the date immediately prior to the effective date of the COC.

(10)   Messrs. Chakravarthy's and Wadhwani's total payments exceed their respective Section 280G thresholds, and a cutback of severance payments would result in a better after-tax economic position. Therefore, Messrs. Chakravarthy's and Wadhwani's payments are subject to a reduction, and Mr. Chakravarthy would receive a reduced severance payment and Mr. Wadhwani would not receive a severance payment.

CEO Pay Ratio

The fiscal year 2025 annual total compensation of our CEO was $51,173,935 and the annual total compensation of our median compensated employee was $235,989, based on the methodology presented in the Summary Compensation Table (which, as discussed in footnote 2 to the Summary Compensation Table, does not reflect the grant date fair value for the entirety of the performance shares granted to our CEO under the 2025 PSP and includes a portion of the grant date fair value of performance shares granted to our CEO under the 2024 and 2023 PSPs, as a result of accounting principles applicable to the reporting of the performance shares). This resulted in a ratio of 217 to 1. To identify the median employee, we took into account target annual base salary, target annual cash incentive bonus and grant date accounting value of RSU and performance share awards granted to our employees, excluding Mr. Narayen, as of November 28, 2025. We annualized this compensation for employees who did not work the entire year. For employees paid other than in U.S. dollars, we converted their compensation to U.S. dollars using the average foreign exchange rate for the fiscal year.

The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on our internal records and the methodology described above. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's total annual compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. Therefore, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Pay Versus Performance

This section provides disclosure about the relationship between (i) the "compensation actually paid" to our principal executive officer ("PEO") and the average "compensation actually paid" to our non-PEO NEOs, as defined under SEC disclosure rules, and (ii) certain financial performance measures of the Company for the fiscal years listed below. This disclosure has been prepared in accordance with Item 402(v) of Regulation S-K under the Exchange Act (the "Pay Versus Performance Rules") and does not necessarily reflect how the Committee evaluates compensation decisions.

Fiscal Year[1]	Summary Compensation Table Total for PEO[2] ($)	Compensation Actually Paid to PEO[3] ($)	Average Summary Compensation Table Total for Non-PEO NEOs[2] ($)	Average Compensation Actually Paid to Non-PEO NEOs[3] ($)	Value of Initial Fixed $100 Investment Based On:[4]		Net Income[6] ($ millions)	Revenue[7] ($ millions)
					Total Stockholder Return ($)	Peer Group Total Stockholder Return[5] ($)		
2025	51,173,935	(17,392,652)	16,867,005	(245,230)	67.11	187.96	7,130	23,769
2024	52,390,182	10,104,834	15,803,312	3,618,831	108.15	173.44	5,560	21,505
2023	44,932,578	127,736,069	14,676,314	36,600,586	128.39	145.87	5,428	19,409
2022	31,600,311	(95,281,472)	11,195,805	(8,498,241)	71.60	103.55	4,756	17,606
2021	36,128,725	104,746,141	15,706,649	14,597,781	129.24	126.30	4,822	15,785

_____

[1]   Mr. Narayen served as PEO for all fiscal years presented. The Non-PEO NEOs for the applicable fiscal years were:
- 2025: Messrs. Durn, Chakravarthy and Wadhwani and Ms. Pentland.
- 2024, 2023 and 2022: Messrs. Durn, Chakravarthy, Wadhwani and Belsky.
- 2021: Messrs. Durn, Chakravarthy, Wadhwani, Murphy and Parasnis.

[2]   The amounts reported in these columns represent (i) the total compensation reported in the Summary Compensation Table for the applicable fiscal year for Mr. Narayen and (ii) the average of the total compensation reported in the Summary Compensation Table for the applicable fiscal year for the non-PEO NEOs reported for that applicable fiscal year.

[3]   "Compensation actually paid" amounts do not reflect the actual amounts of compensation earned by or paid to our PEO and non-PEO NEOs. To calculate "compensation actually paid," valuation adjustments were made to the amounts reported in the Summary Compensation Table for the applicable fiscal year in accordance with SEC disclosure rules. The fair value of equity awards is calculated using the same valuation methodologies used to calculate the grant date fair value of awards in accordance with FASB ASC Topic 718 for purposes of the Summary Compensation Table. See the section titled "Summary Compensation Table for Fiscal Years 2025, 2024 and 2023" for additional information. A reconciliation of the adjustments for our PEO compensation and for the average compensation of the non-PEO NEOs for fiscal year 2025 is set forth below:

	PEO ($)	Average for Non-PEO NEOs ($)
Summary Compensation Table Total	51,173,935	16,867,005
Deduct Value of Stock Awards Granted in Fiscal Year, as Reported in Summary Compensation Table	(45,376,110)	(14,694,577)
Add Covered Fiscal Year-End Fair Value of Outstanding and Unvested Stock Awards Granted in Covered Fiscal Year	25,546,840	9,034,543
Add Change in Fair Value as of End of Covered Fiscal Year of Outstanding and Unvested Stock Awards Granted in Prior Fiscal Years	(44,874,187)	(10,584,728)
Add Vesting Date Fair Value of Equity Awards Granted and Vested in Covered Fiscal Year	2,067,035	637,839
Add Change in Fair Value as of Vesting Date of Stock Awards Granted in Prior Fiscal Years which Vested In Covered Fiscal Year	(5,930,165)	(1,505,312)
Compensation Actually Paid	(17,392,652)	(245,230)

[4]   Pursuant to SEC disclosure rules, the TSR comparison assumes $100 was invested on November 27, 2020, valued again on each fiscal year ended 2021, 2022, 2023, 2024 and 2025.

[5]   The Peer Group TSR consists of the companies included in the S&P 500 Software & Services Index.

(6)   Represents net income as reported in our audited consolidated financial statements.

(7)   We have identified revenue as the most important financial performance measure used by us to link compensation actually paid to our PEO and Non-PEO NEOs for the most recently completed fiscal year, to our performance, as this measure is used to determine executive compensation, including as a key metric that determined funding under our 2025 Cash Incentive Plan.

Financial Performance Measures

The following table is an unranked list of the most important financial performance measures used by us to link fiscal year 2025 compensation actually paid to our PEO and Non-PEO NEOs to the Company's performance:

Most Important Financial Performance Measures
Revenue
Non-GAAP Diluted EPS
Relative TSR
Net New Sales[1]

(1)   For fiscal year 2025, consists of ending ARR growth in Digital Media and subscription revenue growth in Digital Experience.

Relationship Between Pay and Performance

The chart below illustrates the relationship between Adobe TSR and our Peer Group TSR over the five most recently completed fiscal years.



Adobe TSR vs. Peer Group TSR

The chart below illustrates the relationship between Adobe TSR and "compensation actually paid" to our PEO and Non-PEO NEOs, as calculated in accordance with SEC disclosure rules, over the five most recently completed fiscal years.

Compensation Actually Paid vs. Adobe TSR



The chart below illustrates the relationship between net income and "compensation actually paid" to our PEO and Non-PEO NEOs, as calculated in accordance with SEC disclosure rules, over the five most recently completed fiscal years.

Compensation Actually Paid vs. Net Income



The chart below illustrates the relationship between revenue and "compensation actually paid" to our PEO and Non-PEO NEOs, as calculated in accordance with SEC disclosure rules, over the five most recently completed fiscal years.

Compensation Actually Paid vs. Revenue



PEO Compensation Actually Paid ■ Average Compensation Actually Paid to Non-PEO NEOs ●— Revenue

Equity Compensation Plan Information

The following table shows information related to our common stock which may be issued under our existing equity compensation plans as of November 28, 2025:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1]	Weighted-average exercise price of outstanding options, warrants and rights[2]	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by Adobe's stockholders	9,283,779 [3]	—	40,124,710 [4]
Equity compensation plans not approved by Adobe's stockholders[5]	6,927	$73.78	—
Total	9,290,706	$73.78	40,124,710

_____

[1] Rights include performance shares, RSUs and deferred awards.

[2] Weighted-average exercise prices are calculated without regard to performance shares, RSUs and deferred awards, which do not have any exercise price.

[3] Includes 498,138 shares of common stock issuable pursuant to the terms of our 2023 PSP, 325,870 shares of common stock issuable pursuant to the terms of our 2024 PSP and 556,560 shares of common stock issuable pursuant to the terms of our 2025 PSP, each at maximum levels (200% of target shares) as of November 28, 2025.

[4] Includes 7,357,045 shares that are reserved for issuance under the 2020 Employee Stock Purchase Plan, as amended, and 32,767,665 shares that are reserved for issuance under the 2019 Plan as of November 28, 2025.

[5] We assumed the outstanding stock awards under the equity incentive plan maintained by Magento, which we acquired on June 19, 2018.

As of the fiscal year ended November 28, 2025, we maintained the Magento equity compensation plan covering stock awards that were assumed by us in connection with the Magento acquisition, under which stock awards had been granted by the predecessor entity that remained outstanding at the time of the Magento acquisition. We did not assume the share reserve of the plan from which these awards were issued, and no future awards may be granted by us under the plan.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the beneficial ownership of our common stock as of February 17, 2026 by each entity or person who is known to beneficially own 5% or more of our common stock, each NEO identified in "Executive Compensation—Summary Compensation Table" contained in this proxy statement, each of our directors and all of our directors and current executive officers as a group.

Name of Beneficial Owner[1]	Amount and Nature of Beneficial Ownership[2][3]		Percent of Class[4]
The Vanguard Group	41,472,249	[5]	10.17%
BlackRock, Inc.	37,969,080	[6]	9.31%
Shantanu Narayen	438,975	[7]	*
Daniel Durn	46,553	[8]	*
Anil Chakravarthy	61,788	[9]	*
David Wadhwani	43,111	[10]	*
Louise Pentland	1,652	[11]	*
Cristiano Amon	1,822	[12]	*
Amy Banse	34,517	[13]	*
Melanie Boulden	3,965	[14]	*
Frank Calderoni	32,717	[15]	*
Laura Desmond	32,633	[16]	*
Spencer Neumann	3,288	[17]	*
Kathleen Oberg	5,250	[18]	*
Dheeraj Pandey	5,920	[19]	*
David Ricks	10,430	[20]	*
Daniel Rosensweig	19,934	[21]	*
All directors and current executive officers as a group (18 persons)	803,767	[22]	*

---

*   Less than 1%.

[1]   The address of each person named in the table, unless otherwise indicated, is c/o Adobe Inc., 345 Park Avenue, San Jose, California 95110.

[2]   This table is based upon information supplied by executive officers, directors and principal stockholders, as well as beneficial ownership reports filed with the SEC. Unless otherwise indicated in the footnotes to this table, and subject to community property laws where applicable, each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. None of the shares beneficially owned by our executive officers and directors are pledged as security.

[3]   Holdings reported include any equity awards deferred under our Deferred Compensation Plan. Fractional shares are rounded to the nearest whole number. Beneficial ownership is determined in accordance with the SEC's rules and generally includes voting or dispositive power with respect to securities as well as shares of common stock subject to RSUs that will vest within 60 days of February 17, 2026.

[4]   Applicable percentages are based on 407,636,918 shares outstanding on February 17, 2026, adjusted as required by rules promulgated by the SEC.

(5)   Based solely on a Schedule 13G/A filed with the SEC on February 5, 2026, reporting beneficial ownership as of January 30, 2026, with shared dispositive power as to all shares and shared voting power with respect to 4,225,772 shares. The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(6)   Based solely on a Schedule 13G/A filed with the SEC on January 25, 2024, reporting beneficial ownership as of December 31, 2023, with sole dispositive power as to all shares and sole voting power with respect to 34,333,454 shares. The address of BlackRock, Inc. is 50 Hudson Yards, New York, New York 10001.

(7)   Includes 430,352 shares held by The Narayen Family Trust, dtd 11/30/00, of which Mr. Narayen is a trustee; and 8,299 shares issuable within 60 days of the date of this table upon vesting of RSUs held by Mr. Narayen.

(8)   Includes 4,558 shares issuable within 60 days of the date of this table upon vesting of RSUs held by Mr. Durn.

(9)   Includes 3,022 shares issuable within 60 days of the date of this table upon vesting of RSUs held by Mr. Chakravarthy.

(10) Includes 92 shares held by the Wadhwani 2020 Family GST Trusts dtd 12/06/2020 for the benefit of Mr. Wadhwani's children, of which Mr. Wadhwani is the trustee; 263 shares held by the 2006 Wadhwani Family Trust dtd 04/26/2006, of which Mr. Wadhwani is a trustee; and 3,022 shares issuable within 60 days of the date of this table upon vesting of RSUs held by Mr. Wadhwani.

(11) Includes 1,308 shares issuable within 60 days of the date of this table upon vesting of RSUs held by Ms. Pentland.

(12) Includes 900 shares issuable within 60 days of the date of this table upon vesting of RSUs held by Mr. Amon.

(13) Includes 55 shares held by the 2000 Crummey Trust for the benefit of Ms. Banse's son, of which Ms. Banse is a trustee; and 900 shares issuable within 60 days of the date of this table upon vesting of RSUs held by Ms. Banse.

(14) Includes 900 shares issuable within 60 days of the date of this table upon vesting of RSUs held by Ms. Boulden.

(15) Includes 900 shares issuable within 60 days of the date of this table upon vesting of RSUs held by Mr. Calderoni.

(16) Includes 900 shares issuable within 60 days of the date of this table upon vesting of RSUs held by Ms. Desmond.

(17) Includes 110 shares held by the Neumann Trust, of which Mr. Neumann is a trustee; and 900 shares issuable within 60 days of the date of this table upon vesting of RSUs held by Mr. Neumann.

(18) Includes 900 shares issuable within 60 days of the date of this table upon vesting of RSUs held by Ms. Oberg.

(19) Includes 900 shares issuable within 60 days of the date of this table upon vesting of RSUs held by Mr. Pandey.

(20) Includes 2,775 shares held by the David A. Ricks 12-2022 Grantor Retained Annuity Trust, of which Mr. Ricks is a trustee; and 900 shares issuable within 60 days of the date of this table upon vesting of RSUs held by Mr. Ricks.

(21) Includes 2,268 shares held by the Rosensweig 2012 Irrevocable Children's Trust dtd 11/6/2012, of which Mr. Rosensweig is a trustee; 11,760 shares held by the Rosensweig Family Revocable Trust dtd 3/12/2007, of which Mr. Rosensweig is a trustee; and 900 shares issuable within 60 days of the date of this table upon vesting of RSUs held by Mr. Rosensweig.

(22) Includes 36,138 shares issuable within 60 days of the date of this table upon vesting of RSUs held by our directors and current executive officers.

Management Proposals

Election of Directors

We currently have eleven members of our Board, all of whose terms will expire at the 2026 Annual Meeting. Stockholders will vote for the eleven nominees listed above in the section titled "Our Directors—Director Nominees" to serve for a one-year term expiring at our 2027 Annual Meeting of Stockholders. Each director will serve until such director's successor has been elected and qualified or until such director's earlier death, resignation or removal. Under the terms of our Restated Certificate of Incorporation, all directors of Adobe are elected to one-year terms and stand for election annually.

Each of the nominees is currently a director of Adobe and has previously been elected by our stockholders. There are no family relationships among our directors or executive officers. If any nominee is unable or declines to serve as a director, the Board may designate another nominee to fill the vacancy and the proxy will be voted for that nominee.

Vote Required and Board Recommendation

Our bylaws require that each director be elected by the majority of votes cast (excluding abstentions) with respect to such director in uncontested elections. Under our Corporate Governance Guidelines, any nominee for director in an uncontested election who receives a greater number of votes "AGAINST" his or her election than votes "FOR" such election shall promptly tender his or her resignation to the Board, and the Board, after taking into consideration the recommendation of the Governance and Sustainability Committee of the Board, will determine whether or not to accept the director's resignation. The election of directors pursuant to this proposal is an uncontested election, and, therefore, the majority of votes cast standard will apply. Abstentions and broker non-votes will not have any effect on the outcome of this proposal. In tabulating the voting results for the election of directors, only "FOR" and "AGAINST" votes are counted.

> **THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" ALL NOMINEES**

Approval of the Adobe Inc. 2019 Equity Incentive Plan, as amended

At the 2026 Annual Meeting, our stockholders will be asked to approve the Adobe Inc. 2019 Equity Incentive Plan, as amended ("2019 Plan"), to increase the number of shares reserved for issuance by 12 million shares of our common stock.

Our Board believes that the 2019 Plan is a vital component of our employee compensation programs, since it allows us to compensate our employees, consultants and non-employee directors whose contributions are integral to our success by offering them the opportunity to participate in our future performance while at the same time providing an incentive to build long-term financial value. We operate in a competitive market and new hire grants are essential in helping us attract talented individuals. Likewise, annual grants are essential in helping us retain and motivate our most valuable employees. Both new hire grants and annual grants help keep employees' interests aligned with the interests of our stockholders.

In February 2026, the Executive Compensation Committee, under authority delegated by the Board, approved the share increase amendment to the 2019 Plan for the reasons discussed below, subject to approval by our stockholders. Our Board, the Executive Compensation Committee and management recommend that our stockholders approve the amendment to our 2019 Plan. If our stockholders do not approve the 2019 Plan, it will remain in effect with its current terms and conditions and with its current number of shares reserved for issuance.

Other than the increase in the number of shares reserved for issuance under our 2019 Plan, our 2019 Plan does not contain any material differences from the version of the 2019 Plan our stockholders approved at our 2025 Annual Meeting.

2019 Plan Share Reserve

As of January 26, 2026, an aggregate of 22,829,872 shares of our common stock remained available for future grants under our 2019 Plan, which equates to 12,898,232 full value shares of common stock when applying the fungible ratio of 1.77. As of such date, 409,752,189 shares of our common stock were outstanding.

The Executive Compensation Committee believes that the request for an additional 12 million shares is reasonable and necessary to allow us to replenish our share usage since we last sought approval of a share increase, to continue our current granting practices in the future to attract and retain individuals on whom our success is dependent and to be able to respond to growth (both organic and inorganic) and potential stock price fluctuations.

As a high-growth, AI technology company, Adobe utilizes a value-based equity strategy across all levels of our organization as we anticipate continued revenue and headcount growth in the future. We strive to maintain effective incentive compensation programs for Adobe in light of this anticipated growth to remain competitive for talent in the Company's market and support inorganic growth via strategic acquisitions, when appropriate. We will continue to manage dilution, as discussed below, and expense as we consider both our current equity strategy and whether it is reasonable and appropriate to make changes.

Adobe is committed to effectively managing its employee equity compensation programs in light of potential stockholder dilution. For this reason, in administering our equity compensation programs, we consider both our "burn rate" and our "overhang" in evaluating the impact of our programs on our stockholders. We define "burn rate" as the number of equity awards granted during the fiscal year, divided by the number of weighted average shares of common stock outstanding. The burn rate measures the potential dilutive effect of our equity grants. We define "total overhang" as the stock options outstanding but not exercised and outstanding full value awards (which include RSUs, performance shares at maximum and similar awards), plus equity awards available to be granted, divided by the total shares of common stock outstanding. The overhang measures the potential dilutive effect of outstanding equity awards plus shares available for grant under our 2019 Plan. We do not currently have any stock options outstanding under the 2019 Plan.

We endeavor to ensure that our burn rate and overhang are managed to levels comparable to our compensation peer group, and within the limits recommended by certain independent stockholder advisory groups. Our gross burn rate (number of shares granted, without excluding forfeited or canceled awards and including performance shares at maximum) was 1.4% for fiscal year 2025 and our three-year average gross burn rate was 1.1%. The 12 million proposed share request, plus the 22,829,872 shares currently available for issuance under the 2019 Plan as of January 26, 2026, results in a total basic share capital dilution of 11.7%.

Accordingly, the Board believes that the request for an additional 12 million shares in the 2019 Plan is reasonable and prudent to allow us to replenish our share usage from the previous fiscal year, to continue our current granting practices in the future and to be able to respond to growth (both organic and inorganic), market competition and potential stock price fluctuations.

The closing stock price of our common stock on January 26, 2026 was $304.72.

Equity Awards

Our 2019 Plan is the primary equity plan we use to grant equity awards. As of January 26, 2026, we had under our 2019 Plan and other equity incentive plans 13,129,846 shares issuable under outstanding RSUs and performance shares (at maximum payout with respect to performance shares), including deferred awards. We also had an aggregate of 3,583 shares subject to outstanding stock options assumed by us in connection with an acquisition, with a weighted average exercise price of $93.082 and a weighted average remaining term of 0.72 years. The burn rate and overhang figures included above take into account equity awards granted under the 2019 Plan and the shares remaining available for grant under the 2019 Plan.

The 2019 Plan contains a number of provisions that we believe are consistent with the interests of our stockholders and sound corporate governance and compensation practices, including:

- Fungible share pool, with shares subject to awards other than options or stock appreciation rights counting as 1.77 shares against the total share limit;
- No recycling of shares or "liberal share counting";
- No "liberal change in control" definition;
- No repricing or cashout of stock options without stockholder approval;
- No dividends on unvested awards;
- Limits on non-employee director cash and equity compensation;
- No excise tax gross ups; and
- The ability to recoup awards under our Company clawback policies, including to comply with recoupment requirements imposed under applicable law and listing standards.

Vote Required and Board Recommendation

Stockholders are requested to approve our 2019 Plan to increase the number of shares reserved for issuance by 12 million shares of common stock. A summary of the 2019 Plan is included below in the section captioned "Summary of the 2019 Plan," and the 2019 Plan, as amended to give effect to the proposed share increase in this Proposal 2, is attached to this proxy statement as *Annex B*.

We believe that the approval of the 2019 Plan to increase the share reserve is essential to continue to grow our business. The Board believes that equity awards in meaningful amounts motivate high levels of performance, align the interests of our employees and stockholders by giving employees the perspective of an owner with an equity stake in the Company and provide an effective means of recognizing employee contributions to the success of the Company. The Board believes that equity awards are a competitive necessity in the environment in which we operate, and are essential to our continued success at recruiting and retaining the highly qualified technical and other key personnel who help the Company meet its goals, as well as rewarding and encouraging current employees. The Board believes that the ability to continue granting meaningful equity awards is important to our future success.

Approval of the 2019 Plan requires the affirmative vote of the holders of a majority of the votes cast (excluding abstentions) at this meeting. Abstentions and broker non-votes will not have any effect on the outcome of this proposal. Our

executive officers and members of the Board have a financial interest in this proposal because they are eligible to receive awards under the 2019 Plan.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL

Summary of the 2019 Plan

The following paragraphs provide a summary of the principal features of the 2019 Plan. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the 2019 Plan, as amended, to give effect to this Proposal 2, a copy of which has been filed with the SEC with this proxy statement as *Annex B*. For purposes of this summary of the 2019 Plan, the term "Committee" refers to the Executive Compensation Committee, unless the context or applicable law requires otherwise.

History. Our 2019 Plan was originally adopted by the Committee, under authority delegated by the Board, in February 2019 and approved by our stockholders in April 2019. The 2019 Plan replaced our 2003 Plan under which no further awards may be granted. Our stockholders approved a 6 million share increase under the 2019 Plan at our 2021 Annual Meeting of Stockholders, a 12 million share increase under the 2019 Plan at our 2023 Annual Meeting, a 5 million share increase under the 2019 Plan at our 2024 Annual Meeting and a 7 million share increase under the 2019 Plan at our 2025 Annual Meeting.

Purpose. Our 2019 Plan advances the interests of Adobe and our stockholders by providing equity-based incentives that are necessary in today's competitive labor market to attract, motivate, reward and retain employees, consultants, directors and other advisors upon whose judgment and contributions we depend for our success. The 2019 Plan allows us to achieve these purposes by providing for grants of stock options, stock appreciation rights, stock purchase rights, stock grants, RSUs, performance shares and performance units.

Eligibility. We may grant awards to employees (including executive officers) and consultants of Adobe, our subsidiary corporations or other affiliated entities of Adobe and members of our Board. Pursuant to applicable tax law, we may grant incentive stock options only to employees; however, we may grant all other awards to any eligible participant. As of January 26, 2026, we had a total of 31,375 employees, including 8 executive officers, and 10 non-employee directors and 5 consultants, who would be eligible to be granted awards from the 2019 Plan. In fiscal year 2025, approximately 95% of all equity awards, on a share basis, were issued to employees who are not NEOs or directors, with approximately 58% of all employees who are not NEOs or directors receiving awards.

Shares Subject to the 2019 Plan. We are proposing an increase in the available share reserve under the 2019 Plan by 12 million shares of our common stock. If this increase is not approved, we will not have enough shares available to reliably sustain our equity grant programs in the future. As of January 26, 2026, awards covering 13,116,328 shares issuable from outstanding RSUs and performance shares (at maximum payout with respect to performance shares), including deferred awards, were outstanding under the 2019 Plan's existing share reserve, and 22,829,872 shares remained available for future grants under our 2019 Plan, which equates to 12,898,232 full value shares of common stock when applying the fungible ratio of 1.77. If our stockholders approve the share increase to the 2019 Plan, then the maximum aggregate number of shares that may be issued under the 2019 Plan will be increased from 76 million to 87.5 million.

Multiples for Determining the Number of Shares Available for Grant. The share reserve for the 2019 Plan is reduced by one share for each share granted pursuant to stock options or stock appreciation rights awarded at any time under the 2019 Plan, and by 1.77 shares for each share granted pursuant to all awards other than stock options or stock appreciation rights awarded under the 2019 Plan.

If any award granted under the 2019 Plan expires, lapses or otherwise terminates for any reason without having been exercised or settled in full, or if shares subject to forfeiture or repurchase upon failure to vest at termination of service are forfeited or repurchased, such shares will again become available for issuance under the 2019 Plan in proportion to the number of shares by which the reserve was originally reduced at the time of grant or issuance. Shares will not be treated as having been issued under the 2019 Plan, and will therefore not reduce the number of shares available for grant, to the extent an award is settled in cash, except with respect to stock appreciation rights. Shares that are withheld in satisfaction of tax withholding obligations or the payment of the award's exercise or purchase price will be treated as having been issued under the 2019 Plan. Upon the exercise of stock appreciation rights or the net exercise of options, the gross number of shares exercised will be treated as having been issued under the 2019 Plan. Shares issued under the 2019 Plan may be authorized but unissued or reacquired shares of Adobe common stock or any combination thereof.

Share Adjustments for Changes in Capital Structure. Appropriate adjustments will be made to (1) the number and class of shares reserved under the 2019 Plan, (2) the other numerical limits described in the 2019 Plan and (3) the number of shares and the exercise or purchase prices of outstanding awards granted under the 2019 Plan, in the event of any change in our common stock through a stock split, stock dividend, merger, reorganization, or similar change in Adobe's capital structure,

or in the event of a dividend or distribution to our stockholders in a form other than Adobe common stock (excepting normal cash dividends) that has a material effect on the fair market value of shares of Adobe common stock.

Award Types. The 2019 Plan authorizes the award of stock options, stock appreciation rights, stock grants, stock purchase rights, RSUs, performance shares and performance units, and cash-based amounts (including, without limitation, retainers for services as a director).

Administration. The 2019 Plan is administered by the Board and the Committee (the "Plan Administrator"). The Committee, which consists entirely of "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act, is authorized to grant all types of awards to employees, executive officers and consultants. The Board authorizes grants of awards to its directors. Subject to the provisions of the 2019 Plan and the authority delegated to it by the Board, the Committee determines, in its discretion, the persons to whom and the times at which awards are granted, the types and sizes of such awards, and all of their terms and conditions. The Plan Administrator interprets the 2019 Plan and may also establish rules and policies for administration of the 2019 Plan. The Plan Administrator has the power and authority to make all determinations and take any actions with respect to the 2019 Plan and awards granted under the 2019 Plan that the Plan Administrator deems advisable and that are otherwise not inconsistent with the 2019 Plan terms or applicable law.

In addition, the Board has delegated to the Management Committee for Equity Awards, which currently consists of our CEO and our Chief People Officer, the authority to grant RSUs and performance awards, to eligible employees who are not executive officers, directors or consultants in accordance with granting guidelines, vesting schedules and share limits approved by the Committee. The Board has also delegated to the CEO Awards Committee (the "CEO Committee"), consisting of the CEO, in his capacity as a member of the Board, the authority to grant new hire and retention RSU awards with customized vesting schedules, and to approve the assumption of outstanding awards in acquisitions and the grant of stock options, performance shares and RSU awards to employees of an acquired company who continue as non-executive officers. The CEO Committee is also authorized to grant RSUs to consultants.

Stock Options. The Plan Administrator may grant stock options under the 2019 Plan. The exercise price of each stock option may not be less than the fair market value of a share of our common stock on the date of grant (except in connection with the assumption or substitution for another stock option in a manner qualifying under Sections 409A and 424(a) of the Code). In addition, any incentive stock option granted to a person who at the time of grant owns stock possessing more than 10% of the total combined voting power of all classes of our stock or any subsidiary corporation of Adobe (a "Ten Percent Owner") must have an exercise price equal to at least 110% of the fair market value of a share of our common stock on the date of grant.

The Plan Administrator may permit payment of the exercise price of an option in such form of consideration as approved by the Plan Administrator to the extent permitted by applicable law.

Stock options become vested and exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the Plan Administrator. Stock options granted under the 2019 Plan will expire not later than seven years from the date of grant and in no event will the term of an incentive stock option granted to a Ten Percent Owner exceed five years. Subject to appropriate adjustment in the event of a change in our capital structure, we may not grant to any one employee in any fiscal year stock options which, together with Freestanding SARs (as defined below) granted that year, cover more than 4 million shares in the aggregate.

Stock Appreciation Rights. The Plan Administrator may grant stock appreciation rights either in tandem with a related stock option (a "Tandem SAR") or independently of any stock option (a "Freestanding SAR"). A Tandem SAR requires the stock option holder to elect either the exercise of the underlying stock option for shares of common stock which will result in the surrender of the related Tandem SAR, or the exercise of the Tandem SAR which will result in the surrender of the related stock option. A Tandem SAR is exercisable only at the time and only to the extent that the related stock option is exercisable, while a Freestanding SAR is exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the Plan Administrator, provided that a Freestanding SAR will expire not later than seven years from the date of grant. The exercise price of a stock appreciation right may not be less than the fair market value of a share of our common stock on the date of grant. Subject to appropriate adjustment in the event of any change in our capital structure, we may not grant to any one employee in any fiscal year Freestanding SARs which, together with any stock options granted that year, cover in the aggregate more than 4 million shares.

Upon the exercise of a stock appreciation right, the participant is entitled to receive an amount equal to the excess of the fair market value of the underlying shares of common stock as to which the right is exercised over the aggregate exercise price for such shares. At the Plan Administrator's discretion, we may pay this stock price appreciation in cash, in shares of

common stock whose fair market value on the exercise date equals the payment amount, or a combination of both. Payment generally is made in a lump sum as soon as possible following exercise.

Repricing Prohibition. Repricing a stock option or a stock appreciation right is prohibited under the 2019 Plan without prior stockholder approval.

Stock Awards. Stock awards may be granted under the 2019 Plan in the form of a stock grant, a stock purchase right or an RSU. No monetary payment is required for receipt of a stock grant or an RSU grant, except that the participant must furnish consideration in the form of cash or past or future services rendered having a value not less than the par value of the shares acquired, to the extent required by law. The purchase price for shares issuable under each stock purchase right will be established by the Plan Administrator in its discretion and may be paid in cash, by check, in cash equivalent, by such other lawful consideration as approved by the Plan Administrator, or any combination thereof.

The Plan Administrator may grant stock awards subject to such restrictions for such periods as determined by the Plan Administrator and set forth in a written agreement between Adobe and the participant. Neither the award nor the shares acquired pursuant to the award may be sold or otherwise transferred or pledged until the restrictions lapse or are terminated. Restrictions may lapse in full or in installments on the basis of the participant's continued service or other factors, such as the attainment of one or more performance goals established by the Plan Administrator.

Unless determined otherwise by the Plan Administrator, a participant generally will have all the rights of a stockholder, including voting rights and the right to receive dividends, with respect to shares underlying a stock grant or stock purchase right. The Plan Administrator may grant dividends or dividend equivalent rights, as applicable, with respect to stock grants, stock purchase rights and RSUs but payments with respect to such dividends or dividend equivalent rights will not be made unless the related award vests. Subject to appropriate adjustment in the event of any change in our capital structure, the 2019 Plan limits the granting of stock awards in any fiscal year, whether granted in the form of stock grants, stock purchase rights or RSUs, to any one employee to 1.5 million shares in the aggregate.

Performance Awards. The Plan Administrator may grant performance shares and performance units ("performance awards") subject to such conditions and the attainment of such performance goals over such periods as the Plan Administrator determines. Performance shares and performance units are unfunded bookkeeping entries generally having initial values equal to the fair market value determined on the grant date of one share of common stock and $100 per unit, respectively. Performance awards will specify a predetermined amount of performance shares or performance units that may be earned by the participant to the extent that one or more predetermined performance goals are attained within a predetermined performance period. The final amount payable under a performance award in settlement of the performance award will depend on the extent to which the performance goals are attained during the performance period, as determined by the Committee. We may settle performance awards to the extent earned in cash, shares of our common stock (including shares of restricted stock) or a combination of both. The Plan Administrator may grant dividend equivalent rights with respect to performance shares for cash dividends, which may be paid to the participant in the form of cash, shares of common stock or a combination of both but will only be payable if and to the extent the related performance shares are earned.

Subject to appropriate adjustment in the event of any change in our capital structure, the 2019 Plan limits the granting of performance shares to any one employee to the number that could result in the employee receiving more than 1.5 million performance shares in the aggregate during any fiscal year or performance units to any one employee to the number that could result in the employee receiving more than $2,500,000 during any fiscal year of the Company.

Generally, performance goals will be based on the achievement of Company-wide, divisional or individual goals or any other basis determined by the Plan Administrator in its discretion.

Following completion of the applicable performance period, the Plan Administrator will determine the extent to which the applicable performance goals have been attained and the resulting value to be paid to the participant. The Plan Administrator may otherwise make positive or negative adjustments to performance award payments to participants to reflect the participant's individual job performance or other factors determined by the Plan Administrator.

Award Limits. Awards granted under the 2019 Plan are subject to the award limits described above. In addition, subject to appropriate adjustment in the event of any change in our capital structure, the 2019 Plan limits the value of the aggregate cash-based and stock-based awards granted in any fiscal year to any single non-employee director to $1.5 million in the aggregate.

Awards granted in previous fiscal years will not count toward the award limits set forth above in subsequent years, even if awards from previous fiscal years are earned or settle in future years. In addition, more than one award of the same type can be granted in a fiscal year, as long as the aggregate number of shares of common stock granted pursuant to all awards of that type do not exceed the fiscal year limit applicable to that award type.

Clawback/Recovery. Awards granted under the 2019 Plan are subject to recovery under our Incentive Compensation Recovery Policy adopted by the Board in October 2023 to comply with Rule 10D-1 of the Exchange Act and the corresponding Nasdaq listing standards, and under our Misconduct-related clawback policy adopted by the Board effective November 30, 2024. In addition, awards granted under the 2019 Plan to our executive officers are subject to recovery pursuant to our clawback policy adopted by the Board in February 2015, to the extent recovery is not otherwise required under the Incentive Compensation Recovery Policy or other applicable law. Awards are further subject to any other clawback policy that Adobe may adopt, including to comply with applicable law.

Change of Control. In the event of a "Change of Control" (as defined in the 2019 Plan), the surviving, continuing successor or purchasing entity or its parent may, without the consent of any participant, either assume Adobe's rights and obligations under outstanding awards or substitute substantially equivalent equity awards. If the acquiring entity elects not to do so, then all unexercised and unvested portions of all outstanding awards will become immediately exercisable and vested in full, except that vesting of performance share awards will be based on achievement of applicable performance goals determined as of the Change of Control, unless the Committee determines otherwise. Any awards which are not assumed or replaced in connection with a Change of Control or exercised prior to the Change of Control will terminate effective as of the time of the Change of Control.

Equity awards granted to directors generally provide under the applicable award agreements that the awards will fully accelerate immediately prior to the effective date of a Change of Control, subject to the consummation of the Change of Control.

In the event of a Change of Control or other similar transactions, our executive officers are either covered by the terms of a separate retention agreement or the Change of Control Plan, which provide for certain acceleration benefits applicable to equity compensation awards in the event of a Change of Control. Benefits under the Change of Control Plan require both a qualifying change of control and a qualifying termination of employment within three months prior and twelve months after the occurrence of a Change of Control (see the sections titled "Executive Compensation—Compensation Discussion and Analysis—Other Benefits, Programs and Policies—Change of Control Compensation" and "Executive Compensation—Change of Control" contained in this proxy statement for more information).

Transferability. Awards under the 2019 Plan generally may not be transferred except by will or the laws of descent and distribution, and may be exercised during a participant's lifetime only by the participant.

Tax Withholding. To the extent permitted by law, we may deduct from the shares issuable to a participant upon the exercise or settlement of an award, or accept from the participant the tender of, shares having a value equal to all or any part of the tax withholding obligations; provided that, the value of shares withheld or tendered to satisfy any such tax withholding obligations may not exceed the amount determined by the Plan Administrator or the amount of taxes owed by the participant up to the maximum statutory tax rate in the participant's applicable jurisdiction.

Termination or Amendment. The 2019 Plan will continue in effect until the first to occur of (1) its termination by the Plan Administrator, or (2) the date on which all shares available for issuance under the 2019 Plan have been issued and all restrictions on such shares under the terms of the 2019 Plan and the agreements evidencing awards granted under the 2019 Plan have lapsed. All incentive stock options must be granted, if at all, within ten years from the earlier of the date the 2019 Plan was adopted by the Board or the Committee or the date the 2019 Plan was duly approved by our stockholders.

The Plan Administrator may terminate or amend the 2019 Plan at any time, provided that without stockholder approval, the 2019 Plan cannot be amended to effect any change that would require stockholder approval under any applicable law, regulation or rule. Further, generally no termination or amendment of the 2019 Plan may adversely affect an outstanding award without the participant's consent, unless such termination or amendment is necessary to comply with applicable law, regulation, or rule.

Summary of Federal Income Tax Consequences

The following summary is intended only as a general guide to the current U.S. federal income tax consequences of participation in the 2019 Plan and does not attempt to describe all possible federal or other tax consequences of such participation or tax consequences based on particular circumstances, and, among other considerations, does not describe state, local, or international tax consequences. Furthermore, the tax consequences are complex and subject to change, and a taxpayer's particular situation may be such that some variation of the described rules is applicable.

Incentive Stock Options. A participant recognizes no taxable ordinary income as a result of the grant or exercise of an incentive stock option qualifying under Section 422 of the Code. However, the exercise of an incentive stock option may increase the participant's alternative minimum tax liability, if any.

If a participant holds stock acquired through the exercise of an incentive stock option for more than two years from the date on which the stock option was granted and more than one year after the date the stock option was exercised for those shares, any gain or loss on a disposition of those shares (a "qualifying disposition") will be a long-term capital gain or loss. Upon such a qualifying disposition, Adobe will not be entitled to any income tax deduction.

Generally, if the participant disposes of the stock before the expiration of either of those holding periods described above (a "disqualifying disposition"), then at the time of such disqualifying disposition the participant will realize taxable ordinary income equal to the lesser of (1) the excess of the stock's fair market value on the date of exercise over the exercise price, or (2) the participant's actual gain, if any, on the purchase and sale. The participant's additional gain or any loss upon the disqualifying disposition will be a capital gain or loss, which will be long term or short term depending on whether the stock was held for more than one year. To the extent the participant recognizes ordinary income by reason of a disqualifying disposition, generally Adobe will be entitled to a corresponding income tax deduction in the tax year in which the disqualifying disposition occurs.

Nonstatutory Stock Options and Stock Appreciation Rights. A participant generally recognizes no taxable ordinary income as a result of the grant of a nonstatutory stock option or stock appreciation right with a per share exercise price equal to not less than the fair market value of a share of the underlying stock on the date of grant. Upon exercise of a nonstatutory stock option or stock appreciation right, the participant generally recognizes ordinary income in the amount equal to the excess of the fair market value of the exercised shares on the date of purchase over the exercise price of such shares. Generally, Adobe will be entitled to an income tax deduction in the taxable year in which such ordinary income is recognized by the participant.

Upon the disposition of stock acquired by the exercise of a nonstatutory stock option, any gain or loss, based on the difference between the sale price and the fair market value of the common stock on the exercise date, will be taxed as capital gain or loss.

Stock Grants and Stock Purchase Rights. A participant acquiring stock generally will recognize ordinary income equal to the difference between the fair market value of the shares on the "determination date" and the participant's purchase price, if any. The "determination date" is the date on which the participant acquires the shares unless they are subject to a substantial risk of forfeiture and are not transferable, in which case the determination date is the earlier of (1) the date on which the shares become transferable, or (2) the date on which the shares are no longer subject to a substantial risk of forfeiture. If the determination date is after the date on which the participant acquires the shares, the participant may elect, pursuant to Section 83(b) of the Code, to have the date of acquisition be the determination date by filing an election with the Internal Revenue Service no later than 30 days after the date the shares are acquired. Upon the sale of shares acquired pursuant to a stock award, any gain or loss, based on the difference between the sale price and the fair market value on the determination date, will be taxed as a capital gain or loss. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year. Adobe generally will be entitled to a corresponding income tax deduction in the taxable year in which ordinary income is recognized by the participant.

Restricted Stock Units. A participant generally recognizes no taxable ordinary income as a result of the grant of an RSU award. In general, the participant will recognize ordinary income in the year in which the shares subject to that award vest and are actually issued to the participant, in an amount equal to the fair market value of the shares on the date of issuance. Adobe generally will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant for the taxable year in which such ordinary income is recognized by the participant.

Performance Awards. A participant generally will recognize no income as a result of the grant of a performance share or a performance unit award. Upon the settlement of such awards, the participant generally will recognize ordinary income in the year of receipt in an amount equal to the cash received, if any, and the fair market value of any unrestricted shares received. If the participant receives shares of restricted stock, the participant generally will be taxed in the same manner as described above in "Stock Grants and Stock Purchase Rights." Upon the sale of any shares received, any gain or loss, based on the difference between the sale price and the fair market value on the "determination date," will be taxed as a capital gain or loss. Adobe generally will be entitled to a deduction equal to the amount of ordinary income recognized by the participant for the taxable year in which such ordinary income is recognized by the participant.

Section 409A. Section 409A of the Code provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual's deferral and distribution elections and permissible distribution events. Awards granted under the 2019 Plan with a deferral feature generally will be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation actually or constructively is received. Also, if an award that is subject to Section 409A fails to comply with Section 409A's provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

Awards under the 2019 Plan

Awards under the 2019 Plan are made at the discretion of the Plan Administrator. Therefore, the benefits and amounts that will be received or allocated under the amended 2019 Plan in the future are not determinable at this time. No awards have been granted that are contingent on the approval of the amendment to the 2019 Plan.

Please refer to the "Grants of Plan-Based Awards in Fiscal Year 2025" table contained in this proxy statement for information about grants made under the 2019 Plan in fiscal year 2025 to our NEOs.

Pursuant to the terms of our current FY 2025 and FY 2026 Director Compensation Policy, our eligible directors will each receive, on the day of our 2026 Annual Meeting, an annual grant of RSUs under the 2019 Plan, which will vest 100% on the day of our next annual meeting of stockholders. The annual grant is valued at $330,000 per director (on the date of grant) and is converted into RSUs as described in "Director Compensation for Fiscal Year 2025 —Equity Awards" in this proxy statement. The aggregate dollar value of anticipated awards to be made to our 10 non-employee directors eligible to receive awards under the 2019 Plan on April 15, 2026 (the scheduled date of the 2026 Annual Meeting), based on the valuation method for fiscal year 2025 described under "Director Compensation—Equity Awards" in this proxy statement, is $3,300,000.

As of January 26, 2026, there were 13,116,328 shares of common stock issuable from outstanding RSUs and performance shares (at maximum payout with respect to performance shares), including deferred awards, under the 2019 Plan. No stock options or stock appreciation rights have been granted under the 2019 Plan.

Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee appointed KPMG LLP as our independent registered public accounting firm for the fiscal year ending on November 27, 2026 and urges you to vote for ratification of KPMG's appointment. KPMG has audited our financial statements since fiscal year 1983. Although we are not required to seek your approval of this appointment, we believe it is good corporate governance to do so. No determination has been made as to what action our Audit Committee would take if you do not ratify the appointment. Even if the appointment is ratified, the Audit Committee retains discretion to appoint a new independent registered public accounting firm if the Audit Committee concludes such a change would be in the best interests of Adobe and its stockholders.

We expect representatives of KPMG to be present at the 2026 Annual Meeting and available to respond to appropriate questions by stockholders. Additionally, such representatives of KPMG will have the opportunity to make a statement if they so desire.

Vote Required and Board Recommendation

Stockholder ratification of the appointment of KPMG as our independent registered public accounting firm requires the affirmative vote of the holders of a majority of the votes cast (excluding abstentions) at this meeting. Abstentions will not have any effect on the outcome of this proposal and there will be no broker non-votes with respect to this proposal, because it is a "routine" matter and therefore brokers may exercise their discretion to vote for or against the proposal in the absence of instruction from the beneficial owners.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL

Principal Accounting Fees and Services

During fiscal years 2025 and 2024, we retained KPMG to provide services in the following categories and amounts:

Fee Category	Fiscal Year 2025	Fiscal Year 2024
Audit Fees	$ 8,983,712	$ 7,808,451
Audit-Related Fees	1,503,857	578,592
Tax Fees	876,653	933,309
All Other Fees	—	—
Total	$ 11,364,222	$ 9,320,352

Audit fees include the audit of our annual consolidated financial statements, the audit of our internal control over financial reporting, the review of consolidated financial statements included in each of our Quarterly Reports on Form 10-Q and services that are normally provided by KPMG in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes review of SEC filings for public debt offerings and audit related work over acquisitions.

Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements. This category includes fees primarily related to real-time system implementation assessment services and due diligence in connection with acquisitions.

Tax fees consist of fees for professional services for tax compliance and consulting. This category includes fees primarily related to the preparation and review of federal, state and international tax returns and assistance with tax audits.

All other fees include assurance services not related to the audit or review of our financial statements. This category includes permissible training programs provided at no incremental cost.

Our Audit Committee determined that the rendering of non-audit services by KPMG is compatible with maintaining the independence of KPMG.

Audit Committee Pre-Approval Policy

It is the policy of our Audit Committee to pre-approve all audit and permissible non-audit services to be performed by KPMG. Our Audit Committee pre-approves services by authorizing specific projects within the categories outlined above, subject to a budget for each category. Our Audit Committee's charter gives the Audit Committee the power to delegate to a subcommittee, when appropriate, or to one or more members of the Audit Committee, the authority to address and grant any requests for pre-approval of services between Audit Committee meetings, and the subcommittee or such member or members must report any pre-approval decisions to our Audit Committee at its next scheduled meeting.

All services related to audit fees, audit-related fees, tax fees and all other fees provided by KPMG during fiscal years 2025 and 2024 were pre-approved by the Audit Committee in accordance with the pre-approval policy described above.

For more information on KPMG, please see the section titled "Report of the Audit Committee."

Report of the Audit Committee

The Audit Committee consists solely of independent directors, as required by and in compliance with SEC rules and regulations and the Nasdaq listing standards. The Audit Committee operates pursuant to a written charter adopted by the Board.

The Audit Committee is responsible for assisting the Board in its oversight responsibilities related to accounting policies, internal controls, financial reporting, and legal and regulatory compliance. Our management has the primary responsibility for our financial reporting processes, proper application of accounting principles, and internal controls as well as the preparation of its financial statements.

KPMG is responsible for performing audits of our consolidated financial statements and internal control over financial reporting and expressing opinions thereon based on its audits. The Audit Committee has concluded that KPMG is independent and believes it is in the best interests of Adobe and its stockholders to retain KPMG to serve as Adobe's independent registered public accounting firm for fiscal year 2026. Accordingly, the Audit Committee has reappointed KPMG as Adobe's independent external auditor for fiscal year 2026.

We have reviewed and discussed with management and KPMG our audited financial statements. We discussed with KPMG and Adobe's internal auditors the overall scope and plans of their audits. We met with KPMG, with and without management present, to discuss results of its examinations, its evaluation of Adobe's internal controls and the overall quality of Adobe's financial reporting.

We have reviewed and discussed with KPMG matters required to be discussed pursuant to the PCAOB Auditing Standard 1301 "Communications with Audit Committees" and Rule 2-07 of Regulation S-X, "Communications with Audit Committees." We have received from KPMG the written disclosures required by the applicable requirements of the PCAOB regarding KPMG's communications with the Audit Committee concerning independence. We have discussed with KPMG matters relating to its independence, including a review of both audit and non-audit fees, and considered the compatibility of non-audit services with KPMG's independence.

Based on the reviews and discussions referred to above and our review of Adobe's audited financial statements for fiscal year 2025, we, the Audit Committee as of the end of fiscal year 2025, recommended to the Board that Adobe's audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended November 28, 2025, for filing with the SEC.

Respectfully submitted,

AUDIT COMMITTEE

Kathleen Oberg, Chair
Laura Desmond
Spencer Neumann
Dheeraj Pandey

_____

The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of Adobe under the Securities Act, or the Exchange Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Advisory Vote on Executive Compensation

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act and Section 14A of the Exchange Act, Adobe is asking its stockholders to cast a non-binding, advisory vote to approve the fiscal year 2025 compensation of our NEOs as disclosed in this proxy statement. This proposal, commonly known as "say-on-pay," gives our stockholders the opportunity to express their views on the design and effectiveness of our executive compensation programs.

As described in detail under the heading "Compensation Discussion and Analysis" within the Executive Compensation section of this proxy statement, our executive compensation programs are designed to align the interests of our executive officers with those of our stockholders, as well as attract, motivate and retain key employees who are critical to our success. Under these programs, our executive officers, including our NEOs, are motivated to achieve specific financial and strategic objectives that are expected to increase financial value. The "Compensation Discussion and Analysis" includes the following about our fiscal year 2025 executive compensation programs and other information.

- **Continued Strong Emphasis on Pay for Performance**: Our CEO's target total direct compensation is approximately 70% performance-based and approximately 97% at-risk and the average target total direct compensation of our other NEOs (other than Ms. Pentland, who joined Adobe in May 2025) is approximately 63% performance-based and approximately 95% at-risk.

- **Rigorous Performance Required to Achieve 100% Payout**: Our 2025 Executive Annual Incentive Plan and 2025 Performance Share Program ("PSP") required strong financial performance in order for our NEOs to earn a 100% payout. The target for 100% payout for each of revenue and non-GAAP diluted EPS for the 2025 Executive Annual Incentive Plan was set above the midpoint of fiscal year 2025 public guidance provided by the Company in December 2024 and above the 2024 Executive Annual Incentive Plan revenue and non-GAAP diluted EPS targets for 100% payout. Additionally, under the 2025 PSP, the Committee set the fiscal year 2025 Net New Sales Goal target for 100% payout above the midpoint of fiscal year 2025 public guidance provided by the Company in December 2024 and above the fiscal year 2024 Net New Sales Goal target for 100% payout, and the three-year relative total stockholder return goal at the 55th percentile.

- **Actual Payouts Demonstrate Pay for Performance Alignment**: Consistent with strong 2025 financial and operational performance, the 2025 Executive Annual Incentive Plan resulted in above 100% payout despite a 6% downward Strategic Performance Adjustment, and the fiscal year 2025 Net New Sales Goal component of the 2023, 2024 and 2025 PSPs resulted in near 100% payout. However, because the calendar years 2023 to 2025 relative total stockholder return fell short of the 55th percentile outperformance target, the overall payout for the 2023 PSP was 83%.

Please read the "Compensation Discussion and Analysis" and the accompanying compensation tables and narrative discussion for additional details about our executive compensation programs, including information about the fiscal year 2025 compensation of our NEOs. Biographical information regarding our NEOs is contained in the section titled "Information About Our Executive Officers" in our Annual Report on Form 10-K for the fiscal year ended November 28, 2025.

Advisory Vote and Board Recommendation; Vote Required

We request stockholder approval of the fiscal year 2025 compensation of our NEOs as disclosed in this proxy statement pursuant to the SEC's compensation disclosure rules (which disclosure includes the section titled "Compensation Discussion and Analysis," the compensation tables and the narrative discussion that accompanies the compensation tables within the section titled "Executive Compensation" of this proxy statement). We encourage you to review the section titled "Compensation Discussion and Analysis" and accompanying compensation tables and narrative discussion elsewhere in this proxy statement for a description and analysis of our principal executive compensation actions and decisions for fiscal year 2025.

This vote is not intended to address any specific element of compensation, but rather the overall compensation of our NEOs and the compensation philosophy, policies, practices and disclosures described in this proxy statement.

Accordingly, we ask that you vote "FOR" the following resolution at this meeting:

"RESOLVED, that the stockholders of Adobe Inc. approve, on an advisory basis, the compensation of the named executive officers as disclosed in the Company's proxy statement for the 2026 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table for Fiscal Years 2025, 2024 and 2023 and the accompanying compensation tables and narrative discussion within the Executive Compensation section of this proxy statement."

Approval of the above resolution requires the affirmative vote of the holders of a majority of the votes cast (excluding abstentions) at this meeting. Abstentions and broker non-votes will not have any effect on the outcome of this proposal. As an advisory vote, the outcome of the vote on this proposal is not binding upon us or our Board. However, our Executive Compensation Committee, which is responsible for designing and administering our executive compensation programs, values the opinions expressed by our stockholders in their vote on this proposal and will consider the outcome of this vote when making future compensation decisions for our executive officers. We hold such advisory votes on executive compensation each year and will hold another advisory vote at our 2027 Annual Meeting of Stockholders.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL

Stockholder
Proposals

Stockholder Proposals

The following proposals 5, 6, 7 and 8 (the "Stockholder Proposals") are proposals we received from our stockholders under Rule 14a-8. Each Stockholder Proposal is required to be voted on at our 2026 Annual Meeting only if properly presented. If the proponents of these proposals, or representatives who are qualified under state law, are present at our 2026 Annual Meeting and submit the proposals for a vote, then the proposals will be voted upon. We will furnish the address of, and, to our knowledge, the number of shares held by each proponent upon receipt of a request to the Corporate Secretary for such information.

In accordance with Federal securities laws, the text of the Stockholder Proposals and supporting statements appear exactly as received from the proponents and quoted verbatim unless otherwise noted. As such, Adobe is not responsible for the accuracy or content of the Stockholder Proposals. The Stockholder Proposals and supporting statement may contain assertions about Adobe that Adobe believes are incorrect. Our Board has not attempted to refute all such assertions and Adobe has not corrected any errors in the Stockholder Proposals or supporting statements.

Our Board has considered each of the Stockholder Proposals and their recommendation to vote **AGAINST** each of the Stockholder Proposals is presented below and immediately following each proposal. Our Board, in considering their recommendation on how stockholders vote on each proposal, takes into account, as applicable, a number of factors, including the expressed preferences of our stockholders; Adobe's current practices; whether in its judgment a proposal is in the best interests of Adobe; the cost, feasibility and risks associated with implementation of a proposal; prior stockholder support for related topics; peer and market practices; and discussions with management and internal subject matter experts.

Proposal	Board Voting Recommendation	Rationale
5	AGAINST	**Stockholder Proposal Regarding Vote on Golden Parachutes** • Adobe's compensation programs for executive officers do not provide cash severance outside of a change of control and Adobe adopted a new policy in 2026 limiting new severance arrangements that provide for cash severance benefits to an executive officer above 2.99 times the executive officer's base salary and target annual bonus (or amendments to any existing severance arrangements to increase cash severance benefits to exceed such threshold) without seeking stockholder ratification. Adobe's Change of Control Plan also limits cash severance to executive officers to well below 2.99 times the sum of base pay plus target annual bonus. • Stockholder have multiple opportunities to express their views of Adobe's compensation practices, including most recently through Adobe's Fall 2025 stockholder engagement meetings led by the Chair of the Executive Compensation Committee. • The proposal would impair Adobe's ability to attract and retain executive officers. • The proposal is overbroad and discourages the use of long-term equity awards by including these awards in the calculation of the proposed limit on termination payments. • The proposal would impair our Executive Compensation Committee's ability to effectively structure compensation programs, which are subject to robust governance oversight.
6	AGAINST	**Stockholder Proposal Regarding Board Matrix** • Adobe's existing proxy disclosure achieves the objectives of this proposal and reflects the broad range of skills and background represented on the Board. Adobe discloses director attributes, including age, tenure, independence, skills, experience and demographic background (for race/ethnicity and gender). • In fiscal year 2025, we met with over 35% of our stockholders and the feedback we received related to Board composition was generally positive and affirmed our approach to Board disclosures. • The highly prescriptive approach of this proposal undermines Adobe's ability to adapt proxy disclosures to respond to stockholder feedback, changes to institutional investor voting guidelines and market practice and evolving legal considerations

7	AGAINST	**Stockholder Proposal Regarding Report on Civil Liberties in Digital Services**

- The report requested by this proposal would not provide meaningful information for stockholders.
- Adobe's existing policies and practices address the matters raised in this proposal. Adobe maintains a Transparency Center webpage that provides users with clear content policies, guidelines and explanations, and upholds our commitment to non-discrimination and consistency and fairness in the development and enforcement of our content requirements.
- We maintain terms of use and Stock submissions guidelines that prohibit content that is illegal or harmful.
- Adobe's content policies and practices are designed to maintain the integrity and safety of our products and services while honoring creative expression.

8	AGAINST	**Stockholder Proposal Regarding Retirement Plan Climate Risk**

- Adobe provides a comprehensive set of benefits with significant disclosure, which are tailored to meet the needs of our expansive employee base, including the Adobe Inc. 401(k) Retirement Savings Plan, which allows participants to choose the investment option(s) they believe best suit them.
- Federal law requires that retirement plan investments and investment options are selected by fiduciaries of the plans, taking into account the risk and return characteristics of such investments.
- We do not believe that a report or additional disclosures on this matter would be a valuable use of Adobe's time and resources, provide significant additional information to employees or enhance long-term stockholder value.

Stockholder Proposal Regarding Vote on Golden Parachutes

Adobe received a stockholder proposal from John R. Chevedden for action at the 2026 Annual Meeting.

For the reasons set forth following the proponent's proposal, the Board opposes adoption of the proposal and recommends that you vote AGAINST the proposal.

Proposal 5 — Shareholder Approval Requirement for Excessive Golden Parachutes



Shareholders request that the Board seek shareholder approval of any senior manager's new or renewed pay package that provides for severance or termination payments with an estimated value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus. This proposal only applies to the Named Executive Officers. This provision shall at least be included in the Governess Guidelines of the Company or similar document.

"Severance or termination payments" include cash, equity or other pay that is paid out or vests due to a senior executive's termination for any reason. Payments include those provided under employment agreements, severance plans, and change-in-control clauses in long-term equity plans, but not life insurance, pension benefits, or deferred compensation earned and vested prior to termination.

"Estimated total value" includes: lump-sum payments; payments offsetting tax liabilities, perquisites or benefits not vested under a plan generally available to management employees, post-employment consulting fees or office expense and equity awards if vesting is accelerated, or a performance condition waived, due to termination.

The Board shall retain the option to seek shareholder approval after material terms are agreed upon.

This proposal received 47% support at the 2025 Adobe annual meeting without any special effort by the proponent. This likely means more than 60% support from the Adobe shareholders who have access to independent proxy voting advice.

On a related executive pay matter Adobe shareholders expressed a 20% rejection of Adobe executive pay at the 2025 annual meeting. By comparison well-performing companies often receive a 5% rejection of executive pay.

This proposal is relevant even if there are current golden parachute limits. A limit on golden parachutes is like a speed limit. A speed limit by itself does not guarantee that the speed limit will never be exceeded. Like this proposal the rules associated with a speed limit provide consequences if the limit is exceeded. With this proposal the consequences are a non-binding shareholder vote is required for unreasonably rich golden parachutes.

This proposal places no limit on long-term equity pay or any other type pay. This proposal thus has no impact on the ability to attract executive talent and does not discourage the use of long-term equity pay because it places no limit on golden parachutes. It simply requires that overly rich golden parachutes be subject to a non-binding shareholder vote at a shareholder meeting already scheduled for other matters.

This proposal is relevant because the annual say on executive pay vote does not have a separate section for approving or rejecting golden parachutes.

This proposal topic also received between 51% and 65% support at:
FedEx (FDX)
Spirit AeroSystems (SPR)
Alaska Air (ALK)
AbbVie (ABBV)
Fiserv (FISV)

Please vote yes:
Shareholder Approval Requirement for Excessive Golden Parachutes – Proposal 5

Company Statement in Opposition

The Board and its Executive Compensation Committee have carefully considered this proposal and believe that its adoption is unnecessary and not in the best interests of Adobe and its stockholders in light of the Company's existing policies and practices, compensation structure and other considerations. Consequently, the Board unanimously recommends a vote AGAINST this proposal for the reasons stated below:

Adobe's compensation programs for executive officers do not provide cash severance outside of a change of control, and Adobe adopted a new policy in 2026 limiting new cash severance arrangements above 2.99 times the executive officer's annual base salary and target annual bonus (or amendments to increase existing cash severance benefits above this threshold) without seeking stockholder ratification. Adobe's Change of Control Plan also limits cash severance to executive officers to well below 2.99 times the sum of base pay plus target annual bonus.

Adobe's compensation programs for our executive officers do not provide cash severance outside of a change of control. Our change of control arrangements are designed to be competitive with market practices. In addition, it is not Adobe's standard practice to pay severance to an executive officer who has resigned from Adobe.

Under Adobe's Change of Control Plan, cash severance for executive officers is limited to two times the sum of an executive officer's base salary and target annual bonus, and any earned but unpaid target annual bonus upon an involuntary termination without cause or a resignation for good reason in connection with a change of control. Solely for our CEO, under the terms of a legacy retention agreement initially entered into in 1998 and after more than 12 years of service, upon an involuntary termination without cause or a resignation for good reason in connection with a change of control, he would be entitled to cash severance equal to three times (insignificantly higher than the 2.99 times limit the proposal would impose) the sum of base salary and target annual bonus, and a pro-rata target annual bonus. The foregoing benefits are conditioned upon the executive officers signing a release of claims.

In addition, while the stockholders we engaged with during our Fall 2025 outreach generally did not believe it was necessary for Adobe to make changes to its severance policies, in January 2026, the Executive Compensation Committee proactively adopted an Executive Officer Cash Severance Policy, which restricts Adobe from entering into or establishing any new employment, severance or separation agreement or severance plan or policy that provides an executive officer with cash severance benefits exceeding 2.99 times the sum of the executive officer's annual base salary plus target annual bonus and amending any such existing arrangements to increase cash severance benefits to exceed this limit, without seeking stockholder ratification. The Board and the Executive Compensation Committee believe that the Executive Cash Severance Policy is more carefully tailored to the Company's needs and the interests of stockholders than the overly broad policy sought by this proposal.

Stockholders have multiple opportunities to express their views of Adobe's compensation practices, including most recently through Adobe's Fall 2025 stockholder engagement meetings led by the Chair of the Executive Compensation Committee.

In setting the form and amount of compensation for our NEOs, the Executive Compensation Committee takes into consideration stockholder views through our annual say-on-pay vote and our engagement with Adobe stockholders. Our stockholders have historically expressed strong support for our executive compensation programs, with an average level of say-on-pay support of approximately 86% of the votes cast over the past five years. In addition, we regularly engage with our stockholders to understand their opinions on governance matters, including compensation. In fiscal 2025, we sought meetings with stockholders that collectively held approximately 50% of our outstanding shares. The feedback we received from stockholders regarding our executive compensation programs was generally positive and affirmed our compensation strategy and its alignment with our performance. The Board and Executive Compensation Committee believe that the results of a similar proposal at the Company's 2025 Annual Meeting of Stockholders, where the proponent's severance pay proposal failed to receive a majority vote, support this view. Nonetheless, in response to the vote on a similar proposal at the Company's 2025 Annual Meeting of Stockholder, our Executive Compensation Committee Chair joined all stockholder calls during our Fall 2025 engagement outreach, meeting with over 35% of our stockholder base. During our Fall outreach, the stockholders we engaged with generally did not recommend that Adobe adopt changes to its severance policies when we discussed the non-passing 2025 proposal.

We believe our history of actively engaging with stockholders throughout the year and regularly assessing our executive compensation, along with annual say-on-pay votes, are the most effective method of providing stockholders with a voice on our executive compensation program and requiring the proposed stockholder approval of specific elements of our compensation is unnecessary.

The proposal would impair Adobe's ability to attract and retain executive officers.

The proposal would impact and impair Adobe's ability to attract and retain highly qualified executive officers and retain executive officers during a change of control transaction. If our ability to offer severance benefits is contingent on stockholder approval, top candidates whom we consider crucial could view employment offers as too uncertain and choose to seek employment at other companies that can provide assurance of severance benefits.

The proposal is overbroad and discourages the use of long-term equity awards by including these awards in the calculation of the proposed limit on termination payments.

Consistent with market practice, the majority of the value of our executive compensation program is in the form of long-term equity awards, with multi-year vesting and performance periods. Acceleration of equity awards is already subject to limited specified circumstances that our Board believes are reasonable and appropriate. Further, because the proposal would include the value of equity that vests in a termination scenario against the arbitrary 2.99 times limit, executive officers could be limited from realizing the full value of long-term equity awards and this could discourage the use of such awards.

The proposal would impair our Executive Compensation Committee's ability to effectively structure compensation programs, which are subject to robust governance oversight.

Our Executive Compensation Committee, composed entirely of independent directors, is best suited to structure and oversee our compensation programs. The Executive Compensation Committee is responsible for overseeing our executive compensation design and decision-making process, including change of control severance arrangements, and regularly consults its independent compensation consultant, Compensia, to assist in aligning our executive compensation programs with strong corporate governance practices, current market practices, and Adobe's pay-for-performance compensation philosophy. The proposed requirement that the Company submit certain severance arrangements for stockholder ratification would unduly constrain the Executive Compensation Committee's ability to exercise its judgment to structure compensation arrangements in a manner that it believes are in our stockholders' best interests.

For the reasons stated above, we recommend that stockholders vote AGAINST this proposal.

Vote Required and Board recommendation

Stockholder approval of this proposal requires the affirmative vote of holders of a majority of the votes cast (excluding abstentions) at this meeting. Abstentions and broker non-votes will not have any effect on the outcome of this proposal.


THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" THIS PROPOSAL


Stockholder Proposal Regarding Board Matrix

Adobe received a stockholder proposal from the Comptroller of the City of New York, as the custodian and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement system and the New York City Police Pension Fund, for action at the 2026 Annual Meeting.

For the reasons set forth following the proponent's proposal, the Board opposes adoption of the proposal and recommends that you vote AGAINST the proposal.

Proposal 6 — Board Matrix Proposal

RESOLVED: Shareholders of Adobe Inc. ("Adobe") request that its Board of Directors ("Board") disclose in its annual proxy statement each director/nominee's self-identified gender and race/ethnicity, as part of the board's skills and experience table.

SUPPORTING STATEMENT

Investors believe that a diverse board — in terms of relevant skills, gender, and race/ethnicity — is an indicator of a well-functioning board. Among other benefits, diverse boards can better manage risk by avoiding groupthink. Adobe's Board sets the tone from the top, and the disclosure of a Board Matrix would signal to your employees, customers, suppliers, and investors that the directors themselves value diversity *and inclusion* in the boardroom.

Many institutional investors prioritize board diversity in their voting guidelines and engagements. Significant time and resources must be spent by investors to ascertain director information from ambiguous, aggregate company disclosures or they must rely on data providers, which also draw from the same, imprecise sources. Even when photographs are provided, investors may be unable to appropriately determine the race or ethnicity of directors. Thus, it can be unnecessarily challenging for investors to fulfill their fiduciary duties and vote according to their own guidelines.

In its 2025 proxy statement, Adobe provides an individual skills matrix that discloses the skills/qualifications of each director, however, Adobe no longer discloses the gender and ethnicity of these directors in aggregate form as previously provided in their 2024 proxy statement.

A Board Matrix would enable investors to make better informed voting decisions by providing them with consistent, comparable and accurate data concerning the Board in a structured and decision-useful format. Such information would enable investors to: (1) make meaningful, year-over-year comparisons of the Board's composition; and (2) ascertain the self-identified gender, race/ethnicity, skills and attributes of any particular director who has assumed leadership roles on the board/committees, as well as his/her/their tenure. We would also encourage Adobe to disclose, in aggregate, the number of any self-identified LGBTQ+ director(s).

The proposal neither prevents nor discourages Adobe from disclosing any other information that the Board believes is relevant.

Adobe's own disclosed peer, Apple Inc., has published a Board Matrix with individualized director data. It uses EE0-1 categories for disclosing the diversity of its individual directors, which allows for consistent and comparable data.

Please vote FOR this proposal.

Company Statement in Opposition

The Board and Governance and Sustainability Committee have carefully considered this proposal and believes that its adoption is unnecessary and not in the best interests of Adobe and our stockholders. Consequently, the Board unanimously recommends a vote AGAINST this proposal for the reasons stated below:

Adobe values the mix of skills and backgrounds represented by our directors. Adobe's existing proxy disclosure achieves the objectives of this proposal and reflects the broad range of skills and background represented on the Board. Adobe discloses director attributes, including age, tenure, independence, skills, experience and demographic background (for race/ethnicity and gender), see page 3. This approach for demographic background disclosure is consistent with or more robust than over a majority of proxy disclosures of our 2025 peer group.[1]

Additionally, Adobe regularly engages stockholders for feedback on governance matters and has a robust stockholder engagement program through which we receive stockholder feedback on corporate governance (including Board composition), executive compensation and other matters, see page 4. We take such feedback into account when crafting our proxy disclosure to provide information most relevant to our stockholders and to understanding the mix of skills, experiences and backgrounds of the full Board. In fiscal year 2025, we met with over 35% of our stockholders and the feedback we received related to Board composition was generally positive and affirmed our approach to Board disclosures.

Further, the highly prescriptive approach of this proposal undermines Adobe's ability to adapt proxy disclosures to respond to stockholder feedback, changes to institutional investor voting guidelines and market practice and evolving legal considerations. Adobe's Board, Governance and Sustainability Committee and management team are best positioned to assess the most relevant and appropriate director attributes disclosure for Adobe, reflecting both the foregoing considerations and the criteria the Board and Governance and Sustainability Committee use in their recruitment and nomination processes, see page 20.

For the reasons stated above, we recommend that stockholders vote AGAINST this proposal.

_____

[1] Data as of December 1, 2025

Vote Required and Board recommendation

Stockholder approval of this proposal requires the affirmative vote of holders of a majority of the votes cast (excluding abstentions) at this meeting. Abstentions and broker non-votes will not have any effect on the outcome of this proposal.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" THIS PROPOSAL

Stockholder Proposal Regarding Report on Civil Liberties in Digital Services

Adobe received a stockholder proposal from Ridgeline Research LLC, on behalf of the American Conservative Values ETF, for action at the 2026 Annual Meeting.

For the reasons set forth following the proponent's proposal, the Board opposes adoption of the proposal and recommends that you vote AGAINST the proposal.

Proposal 7 — Report on Civil Liberties in Digital Services

Supporting Statement:

Digital service providers (DSPs) control access to critical infrastructure and platforms that drive innovation in the global economy and facilitate the free exchange of information. These companies have unprecedented influence over public discourse and, increasingly, over access to essential tools for commerce, education, and communication.

Respecting free speech and religious liberty drives healthy discourse and tolerance for diverse views. Adobe can and should promote these freedoms to best serve its diverse users and promote a healthy market and marketplace of ideas. Economic growth also requires innovation, and that requires the freedom to challenge the status quo.

But in recent years, DSPs have faced growing pressure — from governments, advocacy groups, and internal constituencies — to remove or restrict lawful speech, including particular political and religious viewpoints. The use of vague and subjective terms such as "misinformation," "hate speech," "intolerance," or "reputational risk" in content moderation, ad restrictions, and service denial policies creates significant risks of arbitrary enforcement and discrimination.

The 2025 Viewpoint Diversity Score Business Index found that 100% of major DSPs, from Adobe to Zoom, maintain problematic terms of service like the above, and that 92% maintain particularly egregious "acceptable use" policies that can be used to deny service. Recent revelations from Meta and X,[1] as well as the newly enacted Digital Services Act from Europe, point toward growing pressure for these providers to censor speech.[2]

Adobe, for example, prohibits the use of its services for content that is "hateful," "promotes insensitivity" or "socially offensive." otherwise objectionable.[3]

When DSPs engage in this kind of discrimination, they expose themselves to heightened legal liability and reputational and operational risk. But some companies are already recognizing and responding to these risks. In early January 2025, for example, Meta announced a major overhaul of its content moderation framework, ending reliance on third-party fact-checkers and easing restrictions on topics like immigration, gender identity, and political speech.[4] Other household names, including Comcast, Johnson & Johnson,[5] PepsiCo,[6] IBM,[7] and thanks to an FTC-

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[1] https://www.usatoday.com/story/money/2023/09/08/biden-administration-coerced-facebook-court-rules/70800723007/
[2] https://judiciary.house.gov/committee-activity/hearings/europes-threat-american-speech-and-innovation
[3] https://www.adobe.com/legal/terms.html#user-conduct; https://helpx.adobe.com/stock/contributor/help/subrnission-guidelines.html
[4] https://www.techedt.com/meta-revises-content-moderation-policies-and-ends-fact-checking?
[5] https://www.jnj.com/policies-reports/our-position-on-ethical-sales-and-marketing
[6] https://www.foxbusiness.com/media/pepsico-puts-out-viewpoint-neutral-media-buying-content-policy-website
[7] https://www.aol.com/news/exclusive-ibm-pulls-plug-left-175130665.html

approved settlement, Omincom,[8] moved to protect religious and political views when buying or selling ads.

Adobe maintains that it promotes diversity and inclusion, including diversity of ideas.[9] Shareholders need to know if the company's practices align with these stated commitments and whether it serves its diverse customer base without regard to protected characteristics or viewpoints.

Resolved: Shareholders request the Board of Directors of Adobe conduct an evaluation and issue a report within the next year, at reasonable cost and excluding proprietary and confidential information, evaluating how it oversees risks related to discrimination against users or customers based on their viewpoint under "hate speech," "misinformation," and related policies, other terms of use or content management policies, or any other policies or practices, and how such risks, including those from vague content or service restriction policies, may affect the exercise of constitutionally protected civil rights and the company's reputation, customer trust, and long-term shareholder value.

_____

[8] https://www.ftc.gov/news-events/news/press-releases/2025/06/ftc-prevents-anticompetitive-coordination-global-advertising-merger
[9] https://www.adobe.com/trust/transparency/content-policies.html

Company Statement in Opposition

The Board and its Governance and Sustainability Committee have carefully considered this proposal and believe that its adoption is unnecessary and not in the best interests of Adobe or its stockholders. Consequently, the Board unanimously recommends a vote AGAINST this proposal for the reasons stated below:

The report requested by this proposal would not provide meaningful information for stockholders. Additionally, Adobe's existing policies and practices address the matters raised in this proposal. Adobe maintains a Transparency Center webpage that provides users with clear content policies, guidelines and explanations, and upholds our commitment to non-discrimination and consistency and fairness in the development and enforcement of our content requirements. We are transparent about how we protect our users and their different viewpoints and our brand and reputation. We do not discriminate based on race; ethnicity; nationality; religion; political affiliation; gender; sexuality; age; or mental, medical, or physical condition.

Safeguarding user trust and our brand and reputation is fundamental to driving long-term stockholder value and delivering creativity for all. We maintain terms of use and Stock submissions guidelines that prohibit content that is illegal or harmful. Content restrictions contained in these terms and guidelines follow the policies on Adobe's Transparency Center webpage. Restricted content topics include violations of intellectual property rights, invasions of privacy, phishing or spamming schemes, or content that is threatening or attacks an individual or group based on attributes such as race, ethnicity, religion, gender, or sexual orientation. Adobe's content policies and practices are designed to maintain the integrity and safety of our products and services while honoring creative expression.

For the reasons stated above, we recommend that stockholders vote AGAINST this proposal.

Vote Required and Board recommendation

Stockholder approval of this proposal requires the affirmative vote of holders of a majority of the votes cast (excluding abstentions) at this meeting. Abstentions and broker non-votes will not have any effect on the outcome of this proposal.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" THIS PROPOSAL

Stockholder Proposal Regarding Retirement Plan Climate Risk

Adobe received a stockholder proposal from As You Sow, submitted on behalf of the Pleiades Trust, as lead filer, and other co-filers, for action at the 2026 Annual Meeting.

For the reasons set forth following the proponent's proposal, the Board opposes adoption of the proposal and recommends that you vote AGAINST the proposal.

Proposal 8

WHEREAS: Greenhouse gas emissions (GHG) and resulting climate warming are causing significant, deleterious consequences for the global economy. These consequences are predicted to grow as GHG emissions grow. Prior studies estimate that unmitigated climate change will decrease world gross domestic product (GDP) by $23 trillion by 2050; recent studies indicate the long-term costs may be six times higher than previously estimated.[1,2]

These effects will have a particularly significant impact on workers' retirement savings. A substantial portion of retirement plan beneficiaries have longer term investment horizons. "The longer term the investment horizon, the more likely it is that climate will not only be a material risk, but the most material risk," to retirement savings finds Plansponsor.[3]

Climate-related portfolio risk requires new ways of managing risk. As noted by International Finance Corporation, "the traditional way of managing risk through a shift in asset allocation into increased holdings of more conservative, lower risk, lower return, asset classes may do little to offset climate risks."[4]

While Adobe has acted to reduce its operational GHG emissions,[5] it has not meaningfully reduced the emissions generated by its retirement plan investments. The Plan's most popular option is the Vanguard Target Retirement Funds series which accounts for 49% of plan assets.[6] These funds invest heavily in high-carbon companies and companies contributing to deforestation.[7]

Risk from Plan investments in climate-damaging companies are especially perverse when viewed from the perspective of younger workers.[8] Such investments help fuel the climate crisis and lock in future temperature increases, making negative economic impacts to their retirement savings more likely over time. The savings of younger workers will therefore suffer relatively higher impact from climate-related declines in global GDP than older workers' retirement savings. Many of the anticipated financial costs of climate change are already being experienced by Adobe employees. A recent report found that Adobe 401(k) participants could have earned an estimated $129 million in additional returns if the Plan had not been invested in fossil fuels over the past ten years.[9]

Federal law requires retirement plan fiduciaries to act in beneficiaries' best interests, including ensuring the prudence of plan investments. Companies that fail to address these concerns may struggle to attract and retain talent, as job seekers are increasingly prioritizing firms with responsible retirement options.[10] Recent regulatory amendments have confirmed that managing material climate risk is an appropriate consideration for retirement plan fiduciaries.[11] Our company can best ensure it is meeting its obligations to employees — especially younger employees — by appropriately mitigating climate risk in its retirement plan investments.

BE IT RESOLVED: Shareholders request Adobe publish a report, at reasonable cost and omitting proprietary information, disclosing if and how the Company is protecting retirement plan beneficiaries — especially those with a

longer investment time horizon — from increased future portfolio risk created by present-day investments in high-carbon companies.

_____

[1] https://www.nytimes.com/2021/04/22/climate/climate-change-economy.html
[2] https://www.ucl.ac.uk/news/2021/sep/economic-cost-climate-change-could-be-six-times-higher-previously-thought
[3] https://www.plansponsor.com/in-depth/climate-change-benchmarking-risk-retirement-plans/
[4] https://documents1.worldbank.org/curated/en/138101493381025955/pdf/114650-IFC-Brief-Mercer-web-PUBLIC.pdf, p.2
[5] https://www.adobe.com/corporate-responsibility/sustainability/corporate-policy.html
[6] https://investyourvalues.org/retirement-plans/adobe
[7] https://investyourvalues.org/retirement-plans/adobe
[8] https://www.bloomberg.com/news/features/2022-10-20/how-to-purge-fossil-fuel-investments-from-your-401-k-or-ira#xj4y7vzkg
[9] https://www.asyousow.org/reports/the-impact-of-energy-sector-investments-on-the-financial-value-of-tech-401ks
[10] https://www.morganstanley.com/content/dam/msdotcom/en/assets/pdfs/MSInstituteforSustainableInvesting-SustainableInvestmentOptionsinRetirementPlans.pdf

Company Statement in Opposition

The Board and the Executive Compensation Committee have carefully considered this proposal and believe that its adoption is unnecessary and not in the best interests of Adobe and its stockholders in light of the Company's existing practices. The Board and the Executive Compensation Committee believe the requested report would not have any meaningful impact on employee recruitment or retention and would not provide meaningful additional information to stockholders. Consequently, the Board unanimously recommends a vote AGAINST this proposal for the reasons stated below:

Adobe provides a comprehensive set of benefits with significant disclosure, which are tailored to meet the needs of our expansive employee base, including the Adobe Inc. 401(k) Retirement Savings Plan, which allows participants to choose the investment option(s) they believe best suit them.

The Adobe Inc. 401(k) Retirement Savings Plan ("401(k) Plan") provides a wide array of investment options that are designed to allow each participant to construct an investment portfolio that reflects the participant's specific risk and return profile. These investment options consist of low-cost, passively-managed target date funds, low-cost passively managed funds that are designed to approximate the overall performance of securities in well-known equity and fixed income indices, and low-cost, actively managed funds with specific investment mandates and considerations, all of which seek to achieve market-competitive returns. Participants may direct the investment of their 401(k) Plan account among these investment options. In addition, the 401(k) Plan offers a self-directed brokerage account ("SDBA") option that participants can use if they wish to invest their 401(k) Plan accounts in investment options that are not included in the 401(k) Plan's investment options. Using the SDBA, a participant can invest their 401(k) Plan account in virtually any publicly traded fund or security. As a result, 401(k) Plan participants have the ability to invest their 401(k) Plan accounts according to their personal preferences. Information regarding each of the 401(k) Plan's investment options (including prospectuses that describe each option's investment objectives), investment education, investment advice and investment management services are available to 401(k) Plan participants through the 401(k) Plan's provider. In addition, Adobe provides employees with information to help them assess their financial situation and options (including with respect to retirement planning and selecting an investment advisor). Accordingly, participants have ample access to education, information and advice to allow them to make informed decisions regarding the investment of their 401(k) Plan accounts.

Federal law requires that retirement plan investments and investment options are selected by fiduciaries of the plans, taking into account the risk and return characteristics of such investments.

The 401(k) Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), as implemented by the U.S. Department of Labor's (the "DOL") regulations and guidance. Under ERISA, the investment options offered under the 401(k) Plan must be selected and monitored by a fiduciary of the 401(k) Plan. The DOL's regulations and rules require that the fiduciary make its determination based on factors the fiduciary reasonably determines are relevant to a risk and return analysis. The law requires that a fiduciary not sacrifice the interest of 401(k) Plan participants' retirement income or other financial benefits by compromising investment returns or taking on additional investment risks to promote unrelated benefits or goals. The fiduciary is

generally not permitted to consider factors that do not impact the economic performance of the investment. At Adobe, the 401(k) Plan's Administrative Committee, which is a fiduciary of the 401(k) Plan, selects and monitors the investment options made available under the 401(k) Plan in accordance with ERISA and the DOL's requirements. In exercising its responsibilities, the Administrative Committee seeks to ensure that the 401(k) Plan offers investment options representing a variety of different asset classes and investment styles and carefully considers the potential risks and rewards inherent in each investment option so that each participant can construct a portfolio that meets their specific investment goals. Only funds that the Administrative Committee determines are most likely to maximize investment returns for 401(k) Plan participant can be included in the 401(k) Plan. The Administrative Committee utilizes an independent investment advisor, which is also a fiduciary of the 401(k) Plan, to assist it in the evaluation of investment options and to ensure it is carrying out its investment-related responsibilities in accordance with ERISA and the DOL's requirements. By focusing so narrowly on a single issue (i.e., climate change brought about by carbon emissions),this proposal risks putting undue pressure on the 401(k) Plan fiduciaries to prioritize that issue over maximizing investment return for 401(k) Plan participants.

We do not believe that a report or additional disclosures on this matter would be a valuable use of Adobe's time and resources, provide significant additional information to employees or enhance long-term stockholder value.

We do not believe a report or additional disclosures on this matter would be a valuable use of Adobe's time and resources as it would not enhance long-term stockholder value. 401(k) Plan participants already have the ability to tailor the investment of their 401(k) Plan accounts to meet their personal investment goals and have access to a significant amount of information and services (including investment education and personal financial advice), so that they can make informed investment decisions.

For the reasons stated above, we recommend that stockholders vote AGAINST this proposal.

Vote Required and Board recommendation

Stockholder approval of this proposal requires the affirmative vote of holders of a majority of the votes cast (excluding abstentions) at this meeting. Abstentions and broker non-votes will not have any effect on the outcome of this proposal.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" THIS PROPOSAL

Information about the Meeting, Voting and Proxies

Date, Time and Place of Meeting

Date & Time	Location	Record Date
Wednesday, April 15, 2026 9:00am Pacific Time	**Virtual** www.virtualshareholdermeeting.com/ADBE2026	Close of business on **February 17, 2026**

Quorum for the 2026 Annual Meeting

In order to have a quorum to hold the meeting and conduct business, a majority of our outstanding shares entitled to vote as of the close of business on February 17, 2026 (the "Record Date") must be present at the 2026 Annual Meeting. Your shares will be counted for purposes of determining if there is a quorum if:

- you are entitled to vote and you are present at the 2026 Annual Meeting; or

- you have properly voted by proxy online, by phone or by submitting a proxy card or voting instruction card.

Both abstentions and broker non-votes are counted for the purpose of determining the presence of a quorum.

Proxy Materials Are Available on the Internet

We have elected to provide access to our proxy materials, including this proxy statement, our 2025 Annual Report and a form of proxy card, over the internet. Accordingly, a Notice of Internet Availability will be mailed on or about February 27, 2026 to most of our stockholders who owned our common stock at the close of business on the Record Date. The Notice of Internet Availability contains instructions about how to access our proxy materials over the internet and vote online or by telephone. The Notice of Internet Availability will also provide instructions on how you can elect to receive future proxy materials electronically or in printed form by mail. All stockholders who have previously requested a paper copy of our proxy materials will continue to receive a paper copy of the proxy materials by mail.

If you choose to receive future proxy materials electronically, you will receive an email next year with instructions containing a link to the proxy materials and a link to the proxy voting site. Your election to receive proxy materials electronically or in printed form by mail will remain in effect until you terminate such election. Choosing to receive future proxy materials electronically will allow us to provide you with the information you need in a timelier manner, will save us the cost of printing and mailing documents to you and will conserve natural resources.

This proxy statement and our Annual Report on Form 10-K for the fiscal year ended November 28, 2025, as filed with the SEC, are also available at proxyvote.com as well as at adobe.com/ADBE.

Participating in Our Virtual Annual Meeting

The 2026 Annual Meeting will be held entirely online. We have adopted a virtual format for the 2026 Annual Meeting to make participation accessible for stockholders from any geographic location with internet connectivity.

If you were a stockholder as of the close of business on the Record Date or hold a valid proxy for the 2026 Annual Meeting, you are entitled to attend, vote and submit questions in the 2026 Annual Meeting. To be admitted to the 2026 Annual Meeting at www.virtualshareholdermeeting.com/ADBE2026, you must enter the 16-digit control number found on your Notice of Internet Availability or proxy card next to the label "Control Number" for postal mail recipients or within the email for electronic delivery recipients.

Stockholders may submit questions online shortly before and during the 2026 Annual Meeting at www.virtualshareholdermeeting.com/ADBE2026. A copy of the 2026 Annual Meeting rules of conduct will be available online at the 2026 Annual Meeting. Questions applicable to Adobe's business that we do not have time to answer during the meeting will be posted on our Investor Relations website after the meeting.

We encourage you to access the 2026 Annual Meeting before it begins. Online check-in will start shortly before the meeting on April 15, 2026. If you have difficulty accessing the meeting, please call 1-844-986-0822 (toll free) or 303-562-9288 (toll). We will have technicians available to assist you.

Voting

Who Can Vote

Each stockholder is entitled to one vote for each share of common stock held on each of the matters to be voted on. Only holders of record of Adobe common stock at the close of business on the Record Date may attend and vote at the meeting. As of the Record Date, there were 407,636,918 shares of our common stock outstanding and entitled to vote at the meeting.

A list of stockholders entitled to vote at the meeting will be available for review during our regular business hours at our principal executive offices at 345 Park Avenue, San Jose, California 95110 for the ten days prior to the meeting for any purpose related to the meeting, and will be available during the entire time of the virtual 2026 Annual Meeting.

Voting at the Virtual Annual Meeting

Stockholders of Record

If your shares are registered directly in your name with our transfer agent, Broadridge Corporate Issuer Solutions, Inc., you are considered, with respect to those shares, the stockholder of record. As the stockholder of record, you have the right to vote at the meeting.

Beneficial Owners of Shares Held in Street Name

If your shares are held in a brokerage account or by another nominee or trustee, you are considered the beneficial owner of shares held in street name. As the beneficial owner, you are also invited to attend the meeting. Since a beneficial owner is not the stockholder of record, you may not vote these shares at the meeting unless you obtain a "legal proxy" from your broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting.

Voting without Attending the Virtual Annual Meeting

Whether you hold shares directly as a registered stockholder or beneficially in street name, you may vote without attending the meeting or prior to the meeting. You may vote by granting a proxy or, for shares held beneficially in street name, by submitting voting instructions to your broker, trustee or nominee.

Online (or by Phone)

You may submit your proxy by following the instructions provided in the Notice of Internet Availability or, if you received a printed version of the proxy materials by mail, by following the instructions provided with your proxy materials and on your proxy card or voting instruction card. When voting online, the identity of each stockholder is authenticated using a 16-digit control number found on the Notice of Internet Availability.

By Mail

If you received printed proxy materials, you may submit your proxy by mail by signing your proxy card if your shares are registered or, for shares held beneficially in street name, by following the voting instructions included by your stockbroker,

trustee or nominee and mailing it in the enclosed envelope. If you provide specific voting instructions, your shares will be voted as you have instructed.

Changing your Vote

You may revoke your proxy and change your vote at any time before the final vote at the meeting. If you are a stockholder of record, you may do this by signing and submitting a new proxy card with a later date or by voting by phone or online, either of which must be completed by 11:59 p.m. Eastern Time on April 14, 2026; or by attending the meeting and voting electronically by ballot. Attending the meeting alone will not revoke your proxy unless you specifically request your proxy to be revoked. If you hold shares through a bank or brokerage firm, you must contact that bank or firm directly to revoke any prior voting instructions.

Uninstructed Shares

Stockholders of Record

If you are a registered stockholder of record and you indicate when voting online or by phone that you wish to vote as recommended by the Board or you sign, date and return a proxy card without giving specific voting instructions, then the proxy holders will vote your shares **FOR** each of the nominees listed in Proposal 1, **FOR** Proposals 2, 3 and 4, and **AGAINST** Proposals 5, 6, 7 and 8 and as the proxy holders may determine in their best judgment with respect to any other matters properly presented for a vote at the meeting.

Beneficial Owners of Shares Held in Street Name

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, the organization that holds your shares may generally vote at its discretion on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization will inform the inspector of elections that it does not have the authority to vote on this matter with respect to your shares. When there is at least one "routine" matter that an organization holding shares held in street name votes on, the shares that are un-voted on "non-routine" matters are counted as "broker non-votes". In tabulating the voting results for any particular proposal, shares that constitute broker non-votes are not considered votes cast on that proposal. Thus, broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained.

Routine and Non-Routine Proposals

The following proposal is considered a routine matter:

- The ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending November 27, 2026 (Proposal 3).

A broker or other nominee may generally vote on routine matters, and, therefore, no broker non-votes are expected to exist in connection with Proposal 3.

The following proposals are considered non-routine matters:

- Election of directors (Proposal 1);

- Approval of 2019 Equity Incentive Plan, as amended (Proposal 2);

- Advisory vote on executive compensation (Proposal 4);

- Stockholder proposal: Vote on Golden Parachutes (Proposal 5);

- Stockholder proposal: Board Matrix (Proposal 6);

- Stockholder proposal: Report on Civil Liberties in Digital Services (Proposal 7); and

- Stockholder proposal: Retirement Plan Climate Risk (Proposal 8).

A broker or other nominee cannot vote without instructions on non-routine matters, and, therefore, there may be broker non-votes on Proposals 1, 2, 4, 5, 6, 7 and 8.

Reporting of Voting Results

The preliminary voting results will be announced at the 2026 Annual Meeting. The final voting results will be reported in a Current Report on Form 8-K, which will be filed with the SEC within four business days after the meeting. If our final voting results are not available within four business days after the meeting, we will file a Current Report on Form 8-K reporting the preliminary voting results and subsequently file the final voting results in an amendment to the Current Report on Form 8-K within four business days after the final voting results are known to us.

Householding of Proxy Materials

To reduce costs and reduce the environmental impact of our 2026 Annual Meeting, we have adopted a procedure approved by the SEC known as "householding," which is available to both registered stockholders and beneficial owners of shares held in street name. Householding allows multiple stockholders having the same last name and residing at the same address the convenience of receiving a single copy of our Notice of Internet Availability, 2025 Annual Report and proxy materials, as applicable, unless we have received contrary instructions from one or more of the stockholders. Stockholders participating in householding will continue to receive separate proxy cards.

Registered Stockholders

If you are a registered stockholder and would like to enroll in this service, withdraw from this service or receive additional copies of our Notice of Internet Availability, 2025 Annual Report and proxy materials, as applicable, mailed to you, please contact Broadridge Financial Solutions, Inc., either by calling 1-800-540-7095 (toll free) or by writing to Broadridge Householding Department, 51 Mercedes Way, Edgewood, NY 11717. Your consent will be perpetual unless you revoke it. If you revoke your consent, we will begin sending you individual copies of future mailings of these documents within 30 days after we receive your revocation notice.

Street Name Holders

Stockholders who hold their shares through a brokerage may elect to participate in householding or revoke their consent to participate in householding by contacting their respective brokers.

Annual Report

Accompanying this proxy statement is our Annual Report on Form 10-K for the fiscal year ended November 28, 2025. The 2025 Annual Report contains audited financial statements covering our fiscal years ended November 28, 2025, November 29, 2024 and December 1, 2023. Copies of our Annual Report on Form 10-K for the fiscal year ended November 28, 2025, as filed with the SEC, are available free of charge on our website at www.adobe.com/adbe or you can request a copy free of charge by calling 408-536-4700 or sending an email to adobe@kpcorp.com. Please include your contact information with the request.

Proxy Solicitation Costs

The Board is soliciting proxies for the 2026 Annual Meeting. We will bear the expense of soliciting proxies and have retained Innisfree M&A Incorporated for a fee of $25,000 plus reasonable out-of-pocket expenses, to help us solicit proxies from brokers, bank nominees and other institutional owners. Our directors and employees (without additional compensation) may also solicit proxies in person, by telephone or email. We will reimburse banks, brokers and other

custodians, nominees and fiduciaries for reasonable charges and expenses incurred in forwarding soliciting materials to their clients.

Stockholder Proposals and Nominations for the Next Annual Meeting

Stockholder proposals may be included in our proxy statement for an annual meeting so long as they are provided to us on a timely basis and satisfy the other conditions set forth in SEC regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. For a stockholder proposal to be considered for inclusion in our proxy statement for the 2027 Annual Meeting of Stockholders, we must receive the proposal at our principal executive offices, addressed to the Corporate Secretary, no later than October 30, 2026. Such stockholder proposals may be emailed to the Corporate Secretary at adobeboard@adobe.com. A stockholder nomination of one or more director candidates for election to the Board to be included in our proxy statement for an annual meeting (a "proxy access nomination") may be included in such proxy statement and properly brought before the 2027 Annual Meeting of Stockholders as long as we receive information and notice of the proxy access nomination in compliance with the requirements set forth in Article III, Section 6 of our bylaws, addressed to the Corporate Secretary at our principal executive offices no later than October 30, 2026, nor earlier than September 30, 2026. Such information and notice may be emailed to the Corporate Secretary at adobeboard@adobe.com.

In addition, a stockholder proposal that is not intended for inclusion in our proxy statement under Rule 14a-8 or a stockholder nomination of a director candidate that is not a proxy access nomination may be brought before the 2027 Annual Meeting of Stockholders so long as we receive information and notice of the proposal in compliance with the requirements set forth in our bylaws, addressed to the Corporate Secretary at our principal executive offices, no later than January 15, 2027 nor earlier than December 16, 2026. Such information and notice may be emailed to the Corporate Secretary at adobeboard@adobe.com. Stockholders who intend to solicit proxies in reliance on the SEC's universal proxy rule for director nominees submitted under the advance notice requirements of our Bylaws must comply with the additional requirements of Rule 14a-19(b).

ANNEX A

Non-GAAP Measures

The attached proxy statement includes non-GAAP FX Neutral Digital Experience subscription revenue growth, non-GAAP operating income and non-GAAP diluted EPS. These non-GAAP measures are not in accordance with, or an alternative for, GAAP and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. We believe that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.

We use these non-GAAP financial measures in making operating decisions because we believe the measures provide meaningful supplemental information regarding our operational performance and give us a better understanding of how we should invest in research and development and fund infrastructure and go-to-market strategies. We use these measures to help us make budgeting decisions, for example, as between product development expenses and research and development, sales and marketing and general and administrative expenses and to facilitate our internal comparisons to our historical operating results. In addition, we believe these non-GAAP financial measures are useful because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. This allows institutional investors, the analyst community and others to better understand and evaluate our operating results and future prospects in the same manner as management and to compare operating results across accounting periods and to those of our peer companies.

Non-GAAP FX Neutral Digital Experience subscription revenue growth excludes the effect, either positive or negative, of foreign currency fluctuations.

Non-GAAP operating income and non-GAAP diluted EPS exclude:

A.   *Stock-based and deferred compensation expenses.* Stock-based compensation expense consists of charges for employee restricted stock units, performance shares and employee stock purchases in accordance with current GAAP including stock-based compensation expense associated with any unvested options and restricted stock units assumed in connection with our acquisitions. We believe that it is useful to investors to understand the impact of the application of accounting standards pertaining to stock-based compensation to our operational performance, liquidity and our ability to invest in research and development and fund acquisitions and capital expenditures. Deferred compensation expense consists of charges associated with movements in our deferred compensation plan liability. Although stock-based compensation and deferred compensation expenses constitute ongoing and recurring expenses, such expenses are excluded from non-GAAP results because they are not expenses that typically require current cash settlement by us and because such expenses are not used by us to assess the core profitability of our business operations. We further believe these measures are useful to investors in that they allow for greater transparency to certain line items in our financial statements. In addition, excluding these items from various non-GAAP measures facilitates comparisons to our competitors' operating results.

B.   *Amortization of intangibles.* We recognize amortization expense of intangibles in connection with our acquisitions. Intangibles include (i) purchased technology, (ii) trademarks, (iii) customer contracts and relationships and (iv) other intangible assets. In accordance with GAAP, we amortize the fair value of the intangibles based on the pattern in which we expect the economic benefits of the intangibles will be consumed as revenue is generated. Although the intangibles generate revenue for us, we exclude this item because the expense is non-cash in nature and because we believe the non-GAAP financial measures excluding this item provide meaningful supplemental information regarding our operational performance, liquidity and our ability to invest in research and development, fund acquisitions and capital expenditures. In addition, excluding this item from various non-GAAP measures facilitates our internal comparisons to our historical operating results and comparisons to our competitors' operating results.

C.   *Acquisition-related expenses.* We exclude certain acquisition-related expenses, including deal costs and certain professional fees, associated with significant acquisitions. Acquisition-related expenses are inconsistent in amount and are significantly impacted by the timing and nature of each transaction. Therefore, although we have in the past and may in the future continue to incur these types of expenses in connection with acquisitions, such expenses are excluded from our non-

GAAP financial measures because these expenses are not used by us to assess the core profitability of our business operations. Consequently, we believe the non-GAAP financial measures excluding these expenses facilitate more meaningful evaluation of the core profitability of our business operations and comparisons to our historical operating results, and allow for greater transparency to certain line items in our financial statements.

D.   *Investment gains and losses.* We recognize investment gains and losses principally from realized gains or losses from the sale and exchange of marketable equity investments, fair value adjustments and impairments to non-marketable equity securities, unrealized holding gains and losses associated with our deferred compensation plan assets and marketable equity securities, gains and losses on the sale of equity securities held indirectly through investment partnerships and gains and losses associated with the recording of equity or non-marketable investments to fair value upon obtaining control through a business combination, as required by GAAP. We do not actively trade publicly held securities nor do we rely on these securities positions for funding our ongoing operations. We exclude investment gains and losses on these equity securities because these items are unrelated to our ongoing business and operating results.

E.   *Accrued loss contingencies associated with significant litigation events.* In connection with ongoing litigation or similar events, we accrue losses in the event such losses are determined to be both probable and estimable under Accounting Standards Codification (ASC) 450-20, Loss Contingencies, although such litigation may be under appeal. As new facts and circumstances arise, we adjust the accrual accordingly. We exclude the impact of such loss contingencies when they relate to significant events that are unrelated to our ongoing business and operating results.

F.   *Lease-related asset impairments and other charges.* We exclude charges associated with significant facilities optimization efforts, including costs related to the impairment, abandonment or early termination of office spaces under operating leases. We exclude the impact of such charges because they are unrelated to our ongoing business and operating results.

G.   *Income tax adjustments.* In determining our non-GAAP provision for income taxes, which can differ significantly from our GAAP provision for income taxes, we apply a fixed long-term projected non-GAAP tax rate that excludes certain significant, non-recurring and period-specific income tax effects, such as changes in judgment or estimates of tax matters related to prior years, changes in tax laws, and changes to our business structure including impacts from business combinations. The application of a fixed long-term non-GAAP tax rate helps us assess the core profitability of our business operations and compare to our historical operating results. In arriving at the long-term non-GAAP tax rate used in fiscal 2025, we evaluated currently available information for the three-year period from fiscal 2023 through 2025. The projected long-term non-GAAP tax rate could be subject to change for several reasons, including significant changes in our geographic earnings mix or in application of tax laws in major jurisdictions in which we operate. As such, we periodically re-evaluate the appropriateness of the long-term non-GAAP tax rate and may adjust for significant changes.

H.   *Income tax effect of the non-GAAP pre-tax adjustments from the provision for income taxes.* Excluding the income tax effect of the non-GAAP pre-tax adjustments from the provision for income taxes assists investors in understanding the tax provision associated with those adjustments and the effective tax rate related to our ongoing operations.

We believe that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our financial results as determined in accordance with GAAP and that these measures should only be used to evaluate our financial results in conjunction with the corresponding GAAP measures; therefore we qualify the use of non-GAAP financial information in a statement when non-GAAP information is presented.

Reconciliation

The following table shows Adobe's GAAP results reconciled to non-GAAP results included in this proxy statement (in millions, except per share data).

	Year Ended November 28, 2025
Operating income:	
GAAP operating income	$ 8,706
Stock-based and deferred compensation expense	1,973
Amortization of intangibles	306
Acquisition-related expenses	1
Non-GAAP operating income	$ 10,986
Earnings per share:	
GAAP diluted earnings per share	$ 16.70
Stock-based and deferred compensation expense	4.62
Amortization of intangibles	0.72
Investment (gains) losses, net	(0.10)
Income tax adjustments	(1.00)
Non-GAAP diluted earnings per share	$ 20.94
Shares used to compute diluted earnings per share	427

The following table shows Adobe's fiscal year 2025 Digital Experience subscription revenue growth results on a GAAP basis reconciled to results on an FX Neutral basis, included in this proxy statement (in millions).

	Year Ended November 28, 2025
GAAP Digital Experience subscription revenue growth	$ 545
Adjustment to exclude the effect of foreign currency fluctuations	(2)
FX Neutral Digital Experience subscription revenue growth	$ 543

ANNEX B

ADOBE INC.

2019 EQUITY INCENTIVE PLAN

(as amended and restated as of _____)

1.   **ESTABLISHMENT, PURPOSE AND TERM OF PLAN.**

        1.1   **Establishment.** Adobe Inc., a Delaware corporation, established the Adobe Inc. 2019 Equity Incentive Plan (the "***Plan***") effective as of April 11, 2019, the date of its initial approval by the stockholders of the Company.

        1.2   **Purpose.** The purpose of the Plan is to advance the interests of the Participating Company Group and its stockholders by providing an incentive to attract, retain and reward persons performing services for the Participating Company Group and by motivating such persons to contribute to the growth and profitability of the Participating Company Group. The Plan seeks to achieve this purpose by providing for Awards in the form of Options, Stock Appreciation Rights ("***SARs***"), Stock Purchase Rights, Stock Grants, Restricted Stock Units, Performance Shares, and Performance Units. In addition, the Plan provides for certain cash-based amounts for service as a Director.

        1.3   **Term of Plan.** The Plan shall continue in effect until the earlier of its termination by the Board or the Committee or the date on which all of the shares of Stock available for issuance under the Plan have been issued and all restrictions on such shares under the terms of the Plan and the agreements evidencing Awards granted under the Plan have lapsed. However, all Incentive Stock Options shall be granted, if at all, within ten (10) years from the earlier of the date the Plan is adopted by the Board or the Committee or the date the Plan is duly approved by the stockholders of the Company.

2.   **DEFINITIONS AND CONSTRUCTION.**

        2.1   **Definitions.** Whenever used herein, the terms set forth in Appendix I shall have their respective meanings set forth in Appendix I.

        2.2   **Construction.** Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise.

3.   **ADMINISTRATION.**

        3.1   **Administration by the Committee.** The Plan shall be administered by the Committee. All questions of interpretation of the Plan or of any Award shall be determined by the Committee, and such determinations shall be final and binding upon all persons having an interest in the Plan or such Award.

        3.2   **Authority of Officers.** Any Officer shall have the authority to act on behalf of the Company with respect to any matter, right, obligation, determination or election which is the responsibility of or which is allocated to the Company herein, provided the Officer has apparent authority with respect to such matter, right, obligation, determination or election. To the extent consistent with applicable law (including but not limited to Delaware General Corporation Law Section 152 or 157(c)), the Board or the Committee may, in its discretion, delegate to a committee comprised of one or more Officers (any such committee, an "***Officer Committee***") the authority to designate Employees (other than themselves) to receive one or more Stock Awards, Options or rights to acquire shares of Stock and to determine the number of shares of Stock subject to such Stock Awards, Options and rights, without further approval of the Board or the Committee. Any such grants will be subject to the terms of the Board or Committee resolutions providing for such delegation of authority.

        3.3   **Powers of the Committee.** In addition to any other powers set forth in the Plan and subject to the provisions of the Plan, the Committee shall have the full and final power and authority, in its discretion:

        (a)   to determine the persons to whom, and the time or times at which, Awards shall be granted and the number of shares of Stock or units to be subject to each Award;

(b) to determine the type of Award granted and to designate Options as Incentive Stock Options or Nonstatutory Stock Options;

(c) to determine the Fair Market Value of shares of Stock or other property;

(d) to determine the terms, conditions and restrictions applicable to each Award (which need not be identical) and any shares acquired pursuant thereto, including, without limitation, (i) the exercise or purchase price of shares purchased pursuant to any Award, (ii) the method of payment for shares purchased pursuant to any Award, (iii) the method for satisfaction of any tax withholding obligation arising in connection with any Award, including by the withholding or delivery of shares of Stock, (iv) the timing, terms and conditions of the exercisability or vesting of any Award or any shares acquired pursuant thereto, (v) the Performance Award Formula and Performance Goals applicable to any Award and the extent to which such Performance Goals have been attained, (vi) the time of the expiration of any Award, (vii) the effect of the Participant's termination of Service on any of the foregoing, and (viii) all other terms, conditions and restrictions applicable to any Award or shares acquired pursuant thereto not inconsistent with the terms of the Plan;

(e) to determine whether an Award of SARs, Restricted Stock Units or Performance Shares or Performance Share Units will be settled in shares of Stock, cash, or in any combination thereof;

(f) to approve one or more forms of Award Agreement;

(g) subject to Section 3.4, to amend, modify, extend, cancel or renew any Award or to waive any restrictions or conditions applicable to any Award or any shares acquired pursuant thereto;

(h) to accelerate, continue, extend or defer the exercisability or vesting of any Award or any shares acquired pursuant thereto, including with respect to the period following a Participant's termination of Service;

(i) to prescribe, amend or rescind rules, guidelines and policies relating to the Plan, or to adopt sub-plans or supplements to, or alternative versions of, the Plan, including, without limitation, as the Committee deems necessary or desirable to comply with the laws of or to accommodate the laws, regulations, tax or accounting effectiveness, accounting principles or customs of, non-United States jurisdictions whose citizens may be granted Awards; and

(j) to correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award Agreement and to make all other determinations and take such other actions with respect to the Plan or any Award as the Committee may deem advisable to the extent not inconsistent with the provisions of the Plan or applicable law.

3.4 **Repricing.** Without the affirmative vote of holders of a majority of the shares of Stock cast in person or by proxy at a meeting of the stockholders of the Company at which a quorum representing a majority of all outstanding shares of Stock is present or represented by proxy, neither the Board nor the Committee shall approve a program providing for (a) the cancellation of outstanding Options or SARs and the grant in substitution therefor of new Awards having a lower exercise or purchase price, (b) the amendment of outstanding Options or SARs to reduce the exercise price thereof, (c) except in connection with an adjustment pursuant to Section 4.2 or a transaction, the cashout of Options or SARs with an exercise price below Fair Market Value or (d) any other action that is treated as a repricing under generally accepted accounting principles. This paragraph shall not be construed to apply to "issuing or assuming a stock option in a transaction to which section 424(a) applies," within the meaning of Section 424 of the Code.

3.5 **Indemnification.** In addition to such other rights of indemnification as they may have as members of the Board or the Committee or as Officers or Employees of the Participating Company Group, members of the Board or the Committee and any Officers or Employees of the Participating Company Group to whom authority to act for the Board, the Committee or the Company is delegated shall be indemnified by the Company against all reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any right granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct in duties; provided, however, that within sixty (60) days after the institution of such action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at its own expense to handle and defend the same.

4. **SHARES SUBJECT TO PLAN.**

4.1 **Maximum Number of Shares Issuable.** Subject to adjustment as provided in Section 4.2, the maximum aggregate number of shares of Stock that may be issued under the Plan shall be eighty-eight million (88,000,000). The number of shares of Stock available for issuance under the Plan shall be reduced (a) by one (1) share for each share issued pursuant to Options or SARs, and (b) by one and seventy seven-hundredths (1.77) shares for each share issued pursuant to Awards other than those set forth in the preceding clause (a). Such shares shall consist of authorized but unissued or reacquired shares of Stock or any combination thereof. If an outstanding Award for any reason expires or is terminated or canceled without having been exercised or settled in full, or if shares of Stock acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by the Company at the Participant's purchase price to effect a forfeiture of unvested shares upon termination of Service, the shares of Stock allocable to the terminated portion of such Award or such forfeited or repurchased shares of Stock shall be added back to the Plan share reserve in an amount corresponding to the reduction in such share reserve previously made in accordance with the rules described above in this Section 4.1 and again be available for issuance under the Plan. Shares of Stock shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award (other than a SAR that may be settled in shares of Stock and/or cash) that is settled in cash. Shares withheld in satisfaction of tax withholding obligations pursuant to Section 13.2 shall not again become available for issuance under the Plan. Upon exercise of a SAR, whether in cash or shares of Stock, the number of shares available for issuance under the Plan shall be reduced by the gross number of shares for which the SAR is exercised. If the exercise price of an Option is paid by "net exercise" (as described in Section 6.3(a)(iv)) or tender to the Company, or attestation to the ownership, of shares of Stock owned by the Participant, the number of shares available for issuance under the Plan shall be reduced by the gross number of shares for which the Option is exercised.

4.2 **Adjustments for Changes in Capital Structure.** In the event of any change in the Stock through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares or similar change in the capital structure of the Company, or in the event of payment of a dividend or distribution to the stockholders of the Company in a form other than Stock (excepting normal cash dividends) that has a material effect on the Fair Market Value of shares of Stock, appropriate adjustments shall be made in the number and class of shares subject to the Plan and to any outstanding Awards, in the ISO Share Limit (as defined in Section 5.3(b)), the Award limits set forth in Section 5.4, and in the exercise or purchase price per share under any outstanding Award. Notwithstanding the foregoing, unless the Committee determines otherwise, any fractional share resulting from an adjustment pursuant to this Section 4.2 shall be rounded down to the nearest whole number, and in no event may the exercise or purchase price under any Award be decreased to an amount less than the par value, if any, of the stock subject to such Award. The adjustments determined by the Committee pursuant to this Section 4.2 shall be final, binding and conclusive.

5. **ELIGIBILITY AND AWARD LIMITATIONS.**

5.1 **Persons Eligible for Awards.** Awards may be granted only to Employees, Directors and Consultants. No Award shall be granted prior to the date on which such person commences Service.

5.2 **Participation.** Except as otherwise provided in Section 3.2, Awards are granted solely at the discretion of the Committee. Eligible persons may be granted more than one (1) Award. However, eligibility in accordance with this Section shall not entitle any person to be granted an Award, or, having been granted an Award, to be granted an additional Award.

5.3 **Incentive Stock Option Limitations.**

(a) *Persons Eligible.* An Incentive Stock Option may be granted only to a person who, on the effective date of grant, is an Employee of the Company, a Parent Corporation or a Subsidiary Corporation (each being an *"ISO-Qualifying Corporation"*). Any person who is not an Employee of an ISO-Qualifying Corporation on the effective date of the grant of an Option to such person, but who is otherwise an Employee or a Director of, or a Consultant to, the Company or any of its Affiliates, may be granted only a Nonstatutory Stock Option.

(b) *ISO Share Limit.* Subject to adjustment as provided in Section 4.2, the maximum number of shares of Stock that may be issued upon the exercise of Incentive Stock Options granted under the Plan will equal the aggregate Share number stated in the first sentence of Section 4.1, plus, to the extent allowable under Code Section 422 and the Treasury Regulations promulgated thereunder, any shares of Stock that become available for issuance under the Plan pursuant to Section 4.1 (the *"ISO Share Limit"*).

(c)   *Fair Market Value Limitation.* To the extent that options designated as Incentive Stock Options (granted under all stock option plans of the Participating Company Group, including the Plan) become exercisable by a Participant for the first time during any calendar year for Stock having a Fair Market Value greater than One Hundred Thousand Dollars ($100,000), the portion of such options which exceeds such amount shall be treated as Nonstatutory Stock Options. For purposes of this Section, options designated as Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of Stock shall be determined as of the time the option with respect to such Stock is granted. If the Code is amended to provide for a different limitation from that set forth in this Section, such different limitation shall be deemed incorporated herein effective as of the date and with respect to such Options as required or permitted by such amendment to the Code. If an Option is treated as an Incentive Stock Option in part and as a Nonstatutory Stock Option in part by reason of the limitation set forth in this Section, the Participant may designate which portion of such Option the Participant is exercising. In the absence of such designation, the Participant shall be deemed to have exercised the Incentive Stock Option portion of the Option first. Upon exercise, each portion shall be separately identified.

(d)   *Leaves of Absence.* For purposes of Incentive Stock Options, no leave of absence may exceed three (3) months, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then six (6) months following the first (1st) day of such leave, any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Nonstatutory Stock Option.

5.4   **Award Limits.**

(a)   **Individual Award Limits.** The following limits shall apply to the grant of any Award:

(i)   **Options and SARs.** Subject to adjustment as provided in Section 4.2, no Employee shall be granted within any fiscal year of the Company one or more Options or Freestanding SARs (as defined in Section 7.1) which in the aggregate are for more than four million (4,000,000) shares of Stock. An Option or SAR which is canceled in the same fiscal year of the Company in which it was granted shall continue to be counted against such limit for such fiscal year.

(ii)   **Stock Awards.** Subject to adjustment as provided in Section 4.2, no Employee shall be granted within any fiscal year of the Company one or more Stock Awards for more than one million five hundred thousand (1,500,000) shares of Stock in the aggregate.

(iii)   **Performance Awards.** Subject to adjustment as provided in Section 4.2, no Employee shall be granted (A) an Award of Performance Shares that could result in such Employee receiving from Performance Shares granted during one fiscal year of the Company more than one million five hundred thousand (1,500,000) shares of Stock in the aggregate during any fiscal year of the Company, or (B) an Award of Performance Units that could result in such Employee receiving more than two million five hundred thousand dollars ($2,500,000) during any fiscal year of the Company.

(b)   *Clarification of Limits.* For purposes of clarification regarding the foregoing limits, (i) Awards granted in previous fiscal years will not count against the Award limits in subsequent fiscal years even if the Awards from previous fiscal years are earned or otherwise settled in fiscal years following the fiscal year in which they are granted, and (ii) more than one Award of the same type can be granted in a fiscal year as long as the aggregate number of shares of Stock granted pursuant to all Awards of that type do not exceed the fiscal year limit applicable to that Award type.

(c)   *Director Award Limits.* Subject to any applicable adjustment as provided in Section 4.2, no non-employee Director shall be granted one or more Awards within any fiscal year of the Company, solely with respect to service as a Director, that in the aggregate exceed one million five hundred thousand dollars ($1,500,000) in aggregate value of cash-based and other Awards, with such value determined by the Committee and as of the date of grant of the Awards. For purposes of clarification regarding the foregoing limit, Awards granted in previous fiscal years will not count against the Award limits in subsequent fiscal years even if the Awards from previous fiscal years are earned or otherwise settled in fiscal years following the fiscal year in which they are granted.

6. **TERMS AND CONDITIONS OF OPTIONS.**

Options shall be evidenced by Award Agreements specifying the number of shares of Stock covered thereby, in such form as the Committee shall from time to time establish. Award Agreements evidencing Options may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

6.1 **Exercise Price.** The exercise price for each Option shall be established in the discretion of the Committee; *provided, however,* that (a) the exercise price per share shall be not less than the Fair Market Value of a share of Stock on the effective date of grant of the Option and (b) no Incentive Stock Option granted to a Ten Percent Owner shall have an exercise price per share less than one hundred ten percent (110%) of the Fair Market Value of a share of Stock on the effective date of grant of the Option. Notwithstanding the foregoing, an Option (whether an Incentive Stock Option or a Nonstatutory Stock Option) may be granted with an exercise price lower than the minimum exercise price set forth above if such Option is granted pursuant to an assumption or substitution for another option in a manner qualifying under the provisions of Sections 409A and 424(a) of the Code.

6.2 **Exercisability and Term of Options; Dividends.** Options shall be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the Committee and set forth in the Award Agreement evidencing such Option; *provided, however,* that (a) no Option shall be exercisable after the expiration of seven (7) years after the effective date of grant of such Option, and (b) no Incentive Stock Option granted to a Ten Percent Owner shall be exercisable after the expiration of five (5) years after the effective date of grant of such Option. Subject to the foregoing, unless otherwise specified by the Committee in the grant of an Option, any Option granted hereunder to an Employee, Consultant or Director shall terminate seven (7) years after the effective date of grant of the Option, unless earlier terminated in accordance with its provisions or the Plan. Options are not eligible to receive dividends or Dividend Equivalents.

6.3 **Payment of Exercise Price.**

(a) *Forms of Consideration Authorized.* Except as otherwise provided below, payment of the exercise price for the number of shares of Stock being purchased pursuant to any Option shall be made (i) in cash, by check or cash equivalent, (ii) by tender to the Company, or attestation to the ownership, of shares of Stock owned by the Participant having a Fair Market Value not less than the exercise price applicable to shares being acquired through such method, (iii) by delivery of a properly executed notice of exercise together with irrevocable instructions to a broker providing for the assignment to the Company of the proceeds of a sale or loan with respect to some or all of the shares being acquired upon the exercise of the Option (including, without limitation, through an exercise complying with the provisions of Regulation T as promulgated from time to time by the Board of Governors of the Federal Reserve System) (a "*Cashless Exercise*"), (iv) by a "net exercise" arrangement pursuant to which the Company will reduce the number of shares of Stock issued upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; *provided, however,* that the Company shall accept a cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued (unless the Company, in its discretion, permits withholding of fractional shares pursuant to a "net exercise" arrangement); *provided further, however,* that shares of Stock will no longer be outstanding under an Option and will not be exercisable thereafter to the extent that (A) shares are used to pay the exercise price pursuant to the "net exercise," (B) shares are delivered to the Participant as a result of such exercise, or (C) shares are withheld to satisfy tax withholding obligations, (v) by such other consideration as may be approved by the Committee from time to time to the extent permitted by applicable law, or (vi) by any combination thereof. The Committee may at any time or from time to time grant Options which do not permit all of the foregoing forms of consideration to be used in payment of the exercise price or which otherwise restrict one or more forms of consideration.

(b) *Limitations on Forms of Consideration.*

(i) **Tender of Stock.** Notwithstanding the foregoing, an Option may not be exercised by tender to the Company, or attestation to the ownership, of shares of Stock to the extent such tender or attestation would constitute a violation of the provisions of any law, regulation or agreement restricting the redemption of Stock. Unless otherwise provided by the Committee, an Option may not be exercised by tender to the Company, or attestation to the ownership, of shares of Stock unless such shares either (A) have been owned by the Participant for such period as necessary to avoid a charge to earnings for financial accounting purposes and not used for another Option exercise by attestation during any such period or (B) were not acquired, directly or indirectly, from the Company.

(ii)   **Cashless Exercise.** The Company reserves, at any and all times, the right, in the Company's sole and absolute discretion, to establish, decline to approve or terminate any program or procedures for the exercise of Options by means of a Cashless Exercise.

6.4   **Effect of Termination of Service.** An Option shall be exercisable after a Participant's termination of Service to such extent and during such period as determined by the Committee, in its discretion, and set forth in the Award Agreement evidencing such Option or in another written (including electronic) agreement between the Company and the Participant.

6.5   **Transferability of Options.** During the lifetime of the Participant, an Option shall be exercisable only by the Participant or the Participant's guardian or legal representative. No Option shall be assignable or transferable by the Participant, except by will or by the laws of descent and distribution. Notwithstanding the foregoing, to the extent permitted by the Committee, in its discretion, and set forth in the Award Agreement evidencing such Option, an Option shall be assignable or transferable subject to the applicable limitations, if any, described in the General Instructions to Form S-8 Registration Statement under the Securities Act or other applicable law.

7.   **TERMS AND CONDITIONS OF SARS.**

SARs shall be evidenced by Award Agreements specifying the number of shares of Stock subject to the Award, in such form as the Committee shall from time to time establish. Award Agreements evidencing SARs may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

7.1   **Types of SARs Authorized.** SARs may be granted in tandem with all or any portion of a related Option (a *"Tandem SAR"*) or may be granted independently of any Option (a *"Freestanding SAR"*). A Tandem SAR may be granted either concurrently with the grant of the related Option or at any time thereafter prior to the complete exercise, termination, expiration or cancellation of such related Option.

7.2   **Exercise Price.** The exercise price for each SAR shall be established in the discretion of the Committee; *provided, however,* that (a) the exercise price per share subject to a Tandem SAR shall be the exercise price per share under the related Option and (b) the exercise price per share subject to a Freestanding SAR shall be not less than the Fair Market Value of a share of Stock on the effective date of grant of the SAR.

7.3   **Exercisability and Term of SARs; Dividends.**

(a)   *Tandem SARs.* Tandem SARs shall be exercisable only at the time and to the extent that the related Option is exercisable, subject to such provisions as the Committee may specify where the Tandem SAR is granted with respect to less than the full number of shares of Stock subject to the related Option. The Committee may, in its discretion, provide in any Award Agreement evidencing a Tandem SAR that such SAR may not be exercised without the advance approval of the Company and, if such approval is not given, then the Option shall nevertheless remain exercisable in accordance with its terms. A Tandem SAR shall terminate and cease to be exercisable no later than the date on which the related Option expires or is terminated or canceled. Upon the exercise of a Tandem SAR with respect to some or all of the shares subject to such SAR, the related Option shall be canceled automatically as to the number of shares with respect to which the Tandem SAR was exercised. Upon the exercise of an Option related to a Tandem SAR as to some or all of the shares subject to such Option, the related Tandem SAR shall be canceled automatically as to the number of shares with respect to which the related Option was exercised.

(b)   *Freestanding SARs.* Freestanding SARs shall be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the Committee and set forth in the Award Agreement evidencing such SAR; *provided, however,* that no Freestanding SAR shall be exercisable after the expiration of seven (7) years after the effective date of grant of such SAR.

(c)   SARs are not eligible to receive dividends or Dividend Equivalents.

7.4   **Exercise of SARs.** Upon the exercise of a SAR, the Participant (or the Participant's legal representative or other person who acquired the right to exercise the SAR by reason of the Participant's death) shall be entitled to receive payment of an amount for each share with respect to which the SAR is exercised equal to the excess, if any, of the Fair Market Value of a share of Stock on the date of exercise of the SAR over the exercise price. Payment of such amount shall be made in cash, shares of Stock, or any combination thereof as determined by the Committee. Unless otherwise provided in the Award Agreement evidencing such SAR, payment shall be made in a lump sum as soon as practicable following the date

of exercise of the SAR. The Award Agreement evidencing any SAR may provide for deferred payment in a lump sum or in installments. When payment is to be made in shares of Stock, the number of shares to be issued shall be determined on the basis of the Fair Market Value of a share of Stock on the date of exercise of the SAR. For purposes of Section 7, a SAR shall be deemed exercised on the date on which the Company receives notice of exercise from the Participant.

7.5 **Effect of Termination of Service.** A SAR shall be exercisable after a Participant's termination of Service to such extent and during such period as determined by the Committee, in its discretion, and set forth in the Award Agreement evidencing such SAR or in another written (including electronic) agreement between the Company and the Participant.

7.6 **Nontransferability of SARs.** SARs may not be assigned or transferred in any manner except by will or the laws of descent and distribution, and, during the lifetime of the Participant, shall be exercisable only by the Participant or the Participant's guardian or legal representative.

8. **TERMS AND CONDITIONS OF STOCK AWARDS.**

Stock Awards shall be evidenced by Award Agreements specifying whether the Award is a Stock Grant, a Stock Purchase Right or a Restricted Stock Unit, and the number of shares of Stock or units subject to the Award, in such form as the Committee shall from time to time establish. Award Agreements evidencing Stock Awards may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

8.1 **Types of Stock Awards Authorized.** Stock Awards may be in the form of a Stock Grant, a Stock Purchase Right or a Restricted Stock Unit. Stock Awards may be granted or vest upon such conditions as the Committee shall determine, including, without limitation, Service to a Participating Company or upon the attainment of one or more Performance Goals.

8.2 **Purchase Price.** The purchase price for shares of Stock issuable under each Stock Purchase Right shall be established by the Committee in its discretion. No monetary payment (other than applicable tax withholding) shall be required as a condition of receiving shares of Stock pursuant to a Stock Grant or Restricted Stock Unit.

8.3 **Purchase Period.** A Stock Purchase Right shall be exercisable within a period established by the Committee, which shall in no event exceed thirty (30) days from the effective date of the grant of the Stock Purchase Right.

8.4 **Payment of Purchase Price.** At the time of grant of a Stock Purchase Right, the Committee will determine the consideration, if any, to be paid by the Participant upon delivery of each share of Stock acquired pursuant to the Stock Purchase Right. Except as otherwise provided below, payment of the purchase price for the number of shares of Stock being purchased pursuant to any Stock Purchase Right shall be made (i) in cash, by check, or cash equivalent, (ii) by such other consideration as may be approved by the Committee from time to time to the extent permitted by applicable law, or (iii) by any combination thereof, in each case consistent with any requirements under applicable law regarding payment in respect of the "par value" of the Stock. The Committee may at any time or from time to time grant Stock Purchase Rights which do not permit all of the foregoing forms of consideration to be used in payment of the purchase price or which otherwise restrict one or more forms of consideration.

8.5 **Vesting; Restrictions on Transfer; Deferral.** Shares issued pursuant to any Stock Award (including, without limitation, the percentage of actual achievement relative to pre-established target Performance Goals) may or may not be made subject to vesting conditioned upon the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, a Performance Award Formula and/or Performance Goals (the *"Vesting Conditions"*), as shall be established by the Committee and set forth in the Award Agreement evidencing such Award. During any period (the *"Restriction Period"*) in which shares acquired pursuant to a Stock Award remain subject to Vesting Conditions, such shares may not be sold, exchanged, transferred, pledged, assigned or otherwise disposed of other than pursuant to a Change of Control as provided in Section 11, or as provided in Section 8.8. Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of shares of Stock hereunder and shall promptly present to the Company any and all certificates, if shares are certificated, representing shares of Stock acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions. Restricted Stock Units may be subject to such conditions that may delay the delivery of the shares of Stock (or their cash equivalent) subject to Restricted Stock Units after the vesting of such Award.

8.6 **Voting Rights; Dividends and Distributions.** Except as provided in this Section, Section 8.5 and any Award Agreement, during the Restriction Period applicable to shares subject to a Stock Grant or Stock Purchase Right, the

Participant shall have all of the rights of a stockholder of the Company holding shares of Stock, including the right to vote such shares and, to receive all dividends and other distributions paid with respect to such shares. With respect to Restricted Stock Units, the Committee may, in its sole discretion, (i) provide that Dividend Equivalents shall not be paid, (ii) provide for the payment of Dividend Equivalents on Restricted Stock Units that have become nonforfeitable, (iii) provide for the accumulation until and payment of Dividend Equivalents to the extent that the Restricted Stock Units become nonforfeitable, or (iv) provide any combination thereof. In the event of a dividend or distribution paid in shares of Stock or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.2, then any and all new, substituted or additional securities or other property (other than normal cash dividends) to which the Participant is entitled by reason of the Participant's Stock Award shall be immediately subject to the same Vesting Conditions and, if applicable, deferral elections as the shares subject to the Stock Award with respect to which such dividends or distributions were paid or adjustments were made. Notwithstanding anything herein to the contrary, dividends or Dividend Equivalents may be accumulated but shall not be paid with respect to shares subject to a Stock Award unless and until the Vesting Conditions are satisfied.

8.7   **Effect of Termination of Service.** Unless otherwise provided by the Committee in the grant of a Stock Award and set forth in the Award Agreement or in another written (including electronic) agreement between the Company and the Participant, if a Participant's Service terminates for any reason, whether voluntary or involuntary (including the Participant's death or Disability), then (i) the Company shall have the option to repurchase for the purchase price paid by the Participant any shares acquired by the Participant pursuant to a Stock Purchase Right which remain subject to Vesting Conditions as of the date of the Participant's termination of Service, (ii) the Participant shall forfeit to the Company any shares acquired by the Participant pursuant to a Stock Grant which remain subject to Vesting Conditions as of the date of the Participant's termination of Service, and (iii) the Participant shall forfeit all rights in any portion of a Restricted Stock Unit award that has not vested as of the date of the Participant's termination of Service. The Company shall have the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company.

8.8   **Nontransferability of Stock Award Rights.** Rights to acquire shares of Stock pursuant to a Stock Award may not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance or garnishment by creditors of the Participant or the Participant's beneficiary, except by will or the laws of descent and distribution, and, during the lifetime of the Participant, shall be exercisable only by the Participant or the Participant's guardian or legal representative.

9.   **TERMS AND CONDITIONS OF PERFORMANCE AWARDS.** Performance Awards shall be evidenced by Award Agreements in such form as the Committee shall from time to time establish. No Performance Award or purported Performance Award shall be a valid and binding obligation of the Company unless evidenced by a fully executed Award Agreement (including through electronic acceptance). Award Agreements evidencing Performance Awards may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

9.1   **Types of Performance Awards Authorized.** Performance Awards may be in the form either of Performance Shares or Performance Units. Each Award Agreement evidencing a Performance Award shall specify the number of Performance Shares or Performance Units subject thereto, the Performance Award Formula, the Performance Goal(s) and Performance Period(s) applicable to the Award, and the other terms, conditions and restrictions of the Award.

9.2   **Initial Value of Performance Shares and Performance Units.** Unless otherwise provided by the Committee in granting a Performance Award, each Performance Share shall have an initial value equal to the Fair Market Value of one (1) share of Stock, subject to adjustment as provided in Section 4.2, on the effective date of grant of the Performance Share, and each Performance Unit shall have an initial value of one hundred dollars ($100), unless the Committee determines otherwise. The final value payable to the Participant in settlement of a Performance Award determined on the basis of the applicable Performance Award Formula will depend on the extent to which Performance Goals established by the Committee are attained within the applicable Performance Period established by the Committee.

9.3   **Establishment of Performance Periods, Performance Goals and Performance Award Formula.** In granting each Performance Award, the Committee shall establish in writing the applicable Performance Period(s), Performance Award Formula and one or more Performance Goals which, when measured at the end of the applicable Performance Period, shall determine on the basis of the Performance Award Formula the final value of the Performance Award to be paid to the Participant. The Company shall notify each Participant granted a Performance Award of the terms of such Award, including the Performance Period(s), Performance Goal(s) and Performance Award Formula.

9.4   **Measurement of Performance Goals.** The Performance Goals shall be established by the Committee on the basis of achievement of Company-wide, divisional, or individual goals or any other basis determined by the

Committee in its discretion. Performance Goals may include a minimum, maximum, or target level and intermediate or other levels of performance, with the final value of a Performance Award determined under the applicable Performance Award Formula by the level attained during the applicable Performance Period. A Performance Goal may be stated as an absolute value or as a value determined relative to a standard selected by the Committee. Performance Goals may differ from Participant to Participant and from Award to Award.

9.5   **Settlement of Performance Awards.**

(a)   *Determination of Final Value.* As soon as practicable following the completion of the Performance Period applicable to a Performance Award, the Committee shall determine the extent to which the applicable Performance Goals have been attained and the resulting final value of the Award earned by the Participant and to be paid upon its settlement in accordance with the applicable Performance Award Formula.

(b)   *Discretionary Adjustment of Award Formula.* In its discretion, the Committee may, either at the time it grants a Performance Award or at any time thereafter, provide for the positive or negative adjustment of the Performance Award Formula applicable to a Performance Award granted to any Participant to reflect such Participant's individual performance in his or her position with the Company or such other factors as the Committee may determine. If permitted under a Participant's Award Agreement, the Committee shall have the discretion, on the basis of such criteria as may be established by the Committee, to reduce some or all of the value of the Performance Award that would otherwise be paid to the Participant upon its settlement notwithstanding the attainment of any Performance Goal and the resulting value of the Performance Award determined in accordance with the Performance Award Formula.

(c)   *Effect of Leaves of Absence.* If required by law or determined by the Committee, payment of the final value, if any, of a Performance Award held by a Participant who has taken in excess of thirty (30) days of leaves of absence during a Performance Period may be prorated on the basis of the number of days of the Participant's Service during the Performance Period during which the Participant was not on a leave of absence.

(d)   *Notice to Participants.* As soon as practicable following the Committee's determination in accordance with Sections 9.5(a) and (b), the Company shall notify each Participant of the determination of the Committee.

(e)   *Payment in Settlement of Performance Awards.* As soon as practicable following the Committee's determination in accordance with Sections 9.5(a) and (b), payment shall be made to each eligible Participant (or such Participant's legal representative or other person who acquired the right to receive such payment by reason of the Participant's death) of the final value of the Participant's Performance Award. Payment of such amount shall be made in cash, shares of Stock, or a combination thereof as determined by the Committee. Unless otherwise provided in the Award Agreement evidencing a Performance Award, payment shall be made in a lump sum. An Award Agreement may provide for deferred payment in a lump sum or in installments at the election of the Participant or otherwise. If any payment is to be made on a deferred basis, the Committee may, but shall not be obligated to, provide for the payment during the deferral period of Dividend Equivalents or interest.

(f)   *Provisions Applicable to Payment in Shares.* Shares of Stock issued in payment of any Performance Award may be fully vested and freely transferable shares or may be shares of Stock subject to Vesting Conditions as provided in Section 8.5. Any shares subject to Vesting Conditions shall be evidenced by an appropriate Award Agreement and shall be subject to the provisions of Sections 8.5 through 8.8 above.

9.6   **Dividend Equivalents.** In its discretion, the Committee may provide in the Award Agreement evidencing any Performance Share Award that the Participant shall be entitled to receive Dividend Equivalents with respect to the payment of dividends on Stock having a record date prior to the date on which the Performance Shares are settled or forfeited. Dividend Equivalents may be paid on Performance Shares that have become nonforfeitable or may be accumulated until and paid to the extent that Performance Shares become nonforfeitable or a combination thereof, as determined by the Committee. Settlement of Dividend Equivalents may be made in cash, shares of Stock, or a combination thereof as determined by the Committee, and may be paid on the same basis as settlement of the related Performance Shares as provided in Section 9.5. Dividend Equivalents shall not be paid with respect to Performance Units. Notwithstanding anything herein to the contrary, Dividend Equivalents may be accumulated but shall not be paid with respect to Performance Share Awards unless and until the Performance Share Awards are earned.

9.7   **Effect of Termination of Service.** The effect of a Participant's termination of Service on the Participant's Performance Award shall be as determined by the Committee, in its discretion, and set forth in the Award

Agreement evidencing such Performance Award or in another written (including electronic) agreement between the Company and the Participant.

9.8 **Nontransferability of Performance Awards.** Prior to settlement in accordance with the provisions of the Plan, no Performance Award may be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except by will or by the laws of descent and distribution. All rights with respect to a Performance Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant's guardian or legal representative.

10. **STANDARD FORMS OF AWARD AGREEMENT.**

10.1 **Award Agreements.** Each Award shall comply with and be subject to the terms and conditions set forth in the appropriate form of Award Agreement approved by the Committee and as amended from time to time. Any Award Agreement may consist of an appropriate form of Notice of Grant and a form of Agreement incorporated therein by reference, or such other form or forms as the Committee may approve from time to time.

10.2 **Authority to Vary Terms.** The Committee shall have the authority from time to time to vary the terms of any standard form of Award Agreement either in connection with the grant or amendment of an individual Award or in connection with the authorization of a new standard form or forms; *provided, however,* that the terms and conditions of any such new, revised or amended standard form or forms of Award Agreement are not inconsistent with the terms of the Plan.

10.3 **Clawback/Recovery.** All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policies that the Company adopts, including any policies that the Company adopts pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the Committee may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Committee determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of cause as determined by the Committee.

11. **CHANGE OF CONTROL.**

11.1 The Committee or the Board may, in its discretion, provide in any Award Agreement, severance plan or other individual agreement, that, in the event of a Change of Control of the Company, the Award held by a Participant shall become vested, exercisable and/or payable to such extent as specified in such document.

11.2 In the event of a Change of Control, the surviving, continuing, successor, or purchasing entity or parent thereof, as the case may be (the "*Acquiror*"), may, without the consent of any Participant, either assume the Company's rights and obligations under outstanding Awards or substitute for outstanding Awards substantially equivalent equity awards for the Acquiror's stock. In the event the Acquiror elects not to assume or substitute for outstanding Awards in connection with a Change of Control, any unexercised and/or unvested portions of such outstanding Awards shall become immediately exercisable and vested in full as of immediately prior to the effective date of the Change of Control, except that vesting for Awards with performance-based vesting shall be determined based on the level of achievement of Performance Goals prior to the Change of Control, unless the Committee determines otherwise. The exercise and/or vesting of any Award that was permissible solely by reason of this paragraph 11 shall be conditioned upon the consummation of the Change in Control. Any Awards which are not assumed or replaced by the Acquiror in connection with the Change of Control nor exercised as of the time of consummation of the Change of Control shall terminate and cease to be outstanding effective as of the time of consummation of the Change of Control.

12. **COMPLIANCE WITH SECURITIES LAW.**

12.1 The grant of Awards and the issuance of shares of Stock pursuant to any Award shall be subject to compliance with all applicable requirements of United States federal and state and non-United States law with respect to such securities and the requirements of any stock exchange or market system upon which the Stock may then be listed. In addition, no Award may be exercised or shares issued pursuant to an Award unless (a) a registration statement under the Securities Act shall at the time of such exercise or issuance be in effect with respect to the shares issuable pursuant to the Award or (b) in the opinion of legal counsel to the Company, the shares issuable pursuant to the Award may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company's legal counsel to be necessary to the lawful issuance and sale of any shares hereunder shall relieve the Company of any liability in respect of the

failure to issue or sell such shares as to which such requisite authority shall not have been obtained. As a condition to the issuance of any Stock, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company.

12.2   If the exercise of an Award, or the purchase or delivery of shares of Stock subject to an Award, following the termination of the Participant's Service would be prohibited at any time during the applicable post-termination period solely because the issuance of shares of Stock would violate the registration requirements under the Securities Act, then the Award shall terminate on the earlier of (a) the expiration of a period of three (3) months after the termination of the Participant's Service during which the exercise of the Award would not be in violation of such registration requirements or (b) the expiration of the term of the Award as set forth in the Award Agreement.

13.   **TAX WITHHOLDING.**

13.1   **Tax Withholding in General.** Unless prohibited by applicable law, the Company shall have the right to deduct from any and all payments made under the Plan, or to require the Participant, through payroll withholding, cash payment or otherwise, including by means of a Cashless Exercise of an Option, to make adequate provision for United States federal, state, local and non-United States taxes, if any, required by law to be withheld by the Participating Company Group with respect to an Award or the shares acquired pursuant thereto. The Company shall have no obligation to deliver shares of Stock, to release shares of Stock from an escrow established pursuant to an Award Agreement, or to make any payment in cash under the Plan until the Participating Company Group's tax withholding obligations have been satisfied by the Participant.

13.2   **Withholding in Shares.** Unless prohibited by applicable law, the Company shall have the right, but not the obligation, to deduct from the shares of Stock issuable to a Participant upon the exercise or settlement of an Award, or to accept from the Participant the tender of, a number of whole shares of Stock having a fair market value, as determined by the Company, equal to all or any part of the tax withholding obligations of the Participating Company Group (unless the Company, in its discretion, permits a deduction or tender of fractional shares). The fair market value of any shares of Stock withheld or tendered to satisfy any such tax withholding obligations shall not exceed the amount permitted by the Committee or the amount of taxes owed by the Participant up to the maximum statutory tax rate in the Participant's applicable jurisdiction.

14.   **TERMINATION OR AMENDMENT OF PLAN.**

The Board or the Committee may terminate or amend the Plan at any time. However, without the approval of the Company's stockholders, there shall be (a) no increase in the maximum aggregate number of shares of Stock that may be issued under the Plan (except by operation of the provisions of Section 4.2), (b) no change in the class of persons eligible to receive Incentive Stock Options, and (c) no other amendment of the Plan that would require approval of the Company's stockholders under any applicable law, regulation or rule. No termination or amendment of the Plan shall affect any then outstanding Award unless expressly provided by the Board or the Committee. In any event, no termination or amendment of the Plan may adversely affect any then outstanding Award without the consent of the Participant, unless such termination or amendment is necessary to comply with any applicable law, regulation or rule.

15.   **MISCELLANEOUS PROVISIONS.**

15.1   **Repurchase Rights.** Shares issued under the Plan may be subject to one or more repurchase options, or other conditions and restrictions as determined by the Committee in its discretion at the time the Award is granted. The Company shall have the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company. Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of shares of Stock hereunder and shall promptly present to the Company any and all certificates, if shares are certificated, representing shares of Stock acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.

15.2   **Rights as Employee, Consultant or Director.** No person, even though eligible pursuant to Section 5, shall have a right to be selected as a Participant, or, having been so selected, to be selected again as a Participant. Nothing in the Plan or any Award granted under the Plan shall confer on any Participant a right to remain an Employee, a Consultant or a Director, or interfere with or limit in any way any right of a Participating Company to terminate the Participant's Service at any time. To the extent that an Employee of a Participating Company other than the Company receives

an Award under the Plan, that Award can in no event be understood or interpreted to mean that the Company is the Employee's employer or that the Employee has an employment relationship with the Company.

15.3 **Rights as a Stockholder.** A Participant shall have no rights as a stockholder with respect to any shares covered by an Award until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). No adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date such shares are issued, except as provided in Section 4.2 or another provision of the Plan.

15.4 **Fractional Shares.** The Company shall not be required to issue fractional shares upon the exercise or settlement of any Award.

15.5 **Beneficiary Benefits.** Subject to local laws and procedures, the Company may request appropriate written documentation from a trustee or other legal representative, court, or similar legal body, regarding any benefit under the Plan to which the Participant is entitled in the event of such Participant's death before such representative shall be entitled to act on behalf of the Participant and before a beneficiary receives any or all of such benefit.

15.6 **Unfunded Obligation.** Participants shall have the status of general unsecured creditors of the Company. Any amounts payable to Participants pursuant to the Plan shall be unfunded and unsecured obligations for all purposes, including, without limitation, Title I of the Employee Retirement Income Security Act of 1974, as amended. No Participating Company shall be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Participant account shall not create or constitute a trust or fiduciary relationship between the Committee, an Officer Committee or any Participating Company and a Participant, or otherwise create any vested or beneficial interest in any Participant or the Participant's creditors in any assets of any Participating Company. The Participants shall have no claim against any Participating Company for any changes in the value of any assets which may be invested or reinvested by the Company with respect to the Plan.

15.7 **Section 409A.** It is intended that all of the benefits and payments provided under the Plan satisfy, to the greatest extent possible, the exemptions from the application of Code Section 409A (together, with any state law of similar effect, "*Section 409A*") provided under Treasury Regulations Sections 1.409A-1(b)(4), 1.409A-1(b)(5), 1.409A-1(b)(6) and 1.409A-1(b)(9), and the Plan will be construed to the greatest extent possible as consistent with those provisions. To the extent not so exempt, the Plan and the payments and benefits to be provided hereunder are intended to, and will be construed and implemented so as to, comply in all respects with the applicable provisions of Section 409A. For purposes of Section 409A (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), any right to receive any installment payments under the Plan shall be treated as a right to receive a series of separate and distinct payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment.

To the extent that the Committee determines that any Award granted under the Plan is, or may reasonably be, subject to Section 409A, the Award Agreement evidencing such Award shall incorporate the terms and conditions necessary to avoid the consequences described in Section 409A(a)(1) of the Code (or any similar provision). Such terms and conditions shall include, without limitation, the following provision (or comparable provision of similar effect): "To the extent that (i) one (1) or more of the payments or benefits received or to be received by a Participant upon "separation from service" (as defined under Treasury Regulation Section 1.409A-1(h) without regard to alternative definitions thereunder) pursuant to the Plan would constitute deferred compensation subject to the requirements of Section 409A, and (ii) the Participant is a "specified employee" within the meaning of Section 409A at the time of separation from service, then to the extent delayed commencement of any portion of such payments or benefits is required in order to avoid a prohibited distribution under Section 409A(a)(2)(B)(i) and the related adverse taxation under Section 409A, such payments and benefits shall not be provided to the Participant prior to the earliest of (i) the expiration of the six (6)-month period measured from the date of separation from service, (ii) the date of the Participant's death or (iii) such earlier date as permitted under Section 409A without the imposition of adverse taxation on the Participant. Upon the first business day following the expiration of such applicable Section 409A(a)(2)(B)(i) period, all payments and benefits deferred pursuant to this paragraph shall be paid in a lump sum to the Participant, and any remaining payments and benefits due shall be paid as otherwise provided herein." If an Award Agreement is silent as to such provision, the foregoing provision is hereby incorporated by reference directly into such Award Agreement.

In addition, and notwithstanding any provision of the Plan to the contrary, in the event that the Committee determines that any Award is, or may reasonably be, subject to Section 409A and related Department of Treasury guidance

(including such Department of Treasury guidance issued from time to time) or contains any ambiguity as to the application of Section 409A, the Committee may, without the Participant's consent, adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to (A) exempt (or clarify the exemption of) the Award from Section 409A, (B) preserve the intended tax treatment of the benefits provided with respect to the Award, and/or (C) comply with the requirements of Section 409A and related Department of Treasury guidance.

Notwithstanding anything to the contrary contained herein, neither the Company nor any of its Affiliates shall be responsible for, or required to reimburse or otherwise make any Participant whole for, any tax or penalty imposed on, or losses incurred by, any Participant that arises in connection with the potential or actual application of Section 409A to any Award granted hereunder.

(a)   "*Affiliate*" means (i) an entity, other than a Parent Corporation, that directly, or indirectly through one (1) or more intermediary entities, controls the Company or (ii) an entity, other than a Subsidiary Corporation, that is controlled by the Company directly, or indirectly through one or more intermediary entities. For this purpose, the term "control" (including the term "controlled by") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the relevant entity, whether through the ownership of voting securities, by contract or otherwise; or shall have such other meaning assigned such term for the purposes of registration on a Form S-8 Registration Statement under the Securities Act.

(b)   "*Award*" means any Option, SAR, Stock Purchase Right, Stock Grant, Restricted Stock Unit, Performance Share, Performance Unit or for service as a Director, cash-based amounts (including, without limitation, retainers) granted under the Plan.

(c)   "*Award Agreement*" means a written (including electronic) agreement between the Company and a Participant setting forth the terms, conditions and restrictions of the Award granted to the Participant. An Award Agreement may be an "Option Agreement, a "SAR Agreement," a "Stock Purchase Agreement," a "Stock Grant Agreement," a "Restricted Stock Unit Agreement," "a "Performance Share Agreement" or a "Performance Unit Agreement."

(d)   "*Board*" means the Board of Directors of the Company.

(e)   "*Change of Control*" means:

(i)   any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity or person, or any syndicate or group deemed to be a person under Section 14(d)(2) of the Exchange Act, is or becomes the "beneficial owner" (as defined in Rule 13d-3 of the General Rules and Regulations under the Exchange Act), directly or indirectly, of securities of the Company representing thirty percent (30%) or more of the combined voting power of the Company's then outstanding securities entitled to vote in the election of directors of the Company;

(ii)   during any period of two (2) consecutive years, individuals who at the beginning of such period constituted the Board and any new directors, whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least three-fourths (3/4ths) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved (but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board) (the "*Incumbent Directors*"), cease for any reason to constitute a majority thereof;

(iii)   there occurs a reorganization, merger, consolidation or other corporate transaction involving the Company (a "*Transaction*"), in each case with respect to which the stockholders of the Company immediately prior to such Transaction do not, immediately after the Transaction, own securities representing more than fifty percent (50%) of the combined voting power of the Company, a parent of the Company or other corporation resulting from such Transaction (counting, for this purpose, only those securities held by the Company's stockholders immediately after the Transaction that were received in exchange for, or represent their continuing ownership of, securities of the Company held by them immediately prior to the Transaction);

(iv)   all or substantially all of the assets of the Company are sold, liquidated or distributed; or

(v)   there is a "Change of Control" or a "change in the effective control" of the Company within the meaning of Section 280G of the Code and the regulations promulgated thereunder.

(f)   "*Code*" means the United States Internal Revenue Code of 1986, as amended, and any applicable regulations promulgated thereunder.

(g)   "*Committee*" means the Executive Compensation Committee and/or other committee of the Board duly appointed to administer the Plan and having such powers as shall be specified by the Board. If no committee of the Board has

been appointed to administer the Plan, the Board shall exercise all of the powers of the Committee granted herein, and, in any event, the Board may in its discretion exercise any or all of such powers.

(h)   "**_Company_**" means Adobe Inc., a Delaware corporation, or any successor corporation thereto.

(i)   "**_Consultant_**" means a person engaged to provide consulting or advisory services (other than as an Employee or a member of the Board) to a Participating Company, provided that the identity of such person, the nature of such services or the entity to which such services are provided would not preclude the Company from offering or selling securities to such person pursuant to the Plan in reliance on, as applicable, (i) registration on a Form S-8 Registration Statement under the Securities Act, (ii) Rule 701 of the Securities Act, or (iii) other means of compliance with the securities laws of all relevant jurisdictions.

(j)   "**_Director_**" means a member of the Board or the board of directors of any other Participating Company.

(k)   "**_Disability_**" means the permanent and total disability of the Participant, within the meaning of Section 22(e)(3) and 409A(a)(2)(C)(i) of the Code.

(l)   "**_Dividend Equivalent_**" means a credit, made at the discretion of the Committee or as otherwise provided by the Plan, to the account of a Participant in an amount equal to the dividends paid on one share of Stock for each share of Stock represented by an Award held by such Participant.

(m)   "**_Employee_**" means any person treated as an employee (including an Officer or a member of the Board who is also treated as an employee) in the records of a Participating Company and, with respect to any Incentive Stock Option granted to such person, who is an employee for purposes of Section 422 of the Code; _provided, however,_ that neither service as a member of the Board nor payment of a Director's fee shall be sufficient to constitute employment for purposes of the Plan.

(n)   "**_Exchange Act_**" means the United States Securities Exchange Act of 1934, as amended.

(o)   "**_Fair Market Value_**" means, as of any date, the value of a share of Stock or other property as determined by the Committee, in its discretion, or by the Company, in its discretion, if such determination is expressly allocated to the Company herein, subject to the following:

(i)   If, on such date, the Stock is listed on a national or regional securities exchange or market system, the Fair Market Value of a share of Stock shall be the closing price of a share of Stock (or the mean of the closing bid and asked prices of a share of Stock if the Stock is so quoted instead) as quoted on The Nasdaq Global Select Market, The Nasdaq Capital Market or such other national or regional securities exchange or market system constituting the primary market for the Stock, as reported in _The Wall Street Journal_ or such other source as the Company deems reliable or such other value determined by the Committee in good faith. If the relevant date does not fall on a day on which the Stock has traded on such securities exchange or market system, the date on which the Fair Market Value shall be established shall be the last day on which the Stock was so traded prior to the relevant date, or such other appropriate day as shall be determined by the Committee, in its discretion.

(ii)   If, on such date, the Stock is not listed on a national or regional securities exchange or market system, the Fair Market Value of a share of Stock shall be as determined by the Committee in good faith without regard to any restriction other than a restriction which, by its terms, will never lapse.

(p)   "**_Incentive Stock Option_**" means an Option intended to be (as set forth in the Award Agreement) and which qualifies as an incentive stock option within the meaning of Section 422(b) of the Code. If an Option is not specifically designated as an Incentive Stock Option, or if an Option is designated as an Incentive Stock Option but some portion or all of the Option fails to qualify as an Incentive Stock Option under the applicable rules, then the Option (or portion thereof) will be a Nonstatutory Stock Option.

(q)   "**_Nonstatutory Stock Option_**" means an Option not intended to be (as set forth in the Award Agreement) or not qualifying as an incentive stock option within the meaning of Section 422(b) of the Code.

(r)   "**_Officer_**" means any person designated by the Board as an officer of the Company.

(s)　　*"Option"* means the right to purchase Stock at a stated price for a specified period of time granted to a Participant pursuant to Section 6 of the Plan. An Option may be either an Incentive Stock Option or a Nonstatutory Stock Option.

(t)　　*"Parent Corporation"* means any present or future "parent corporation" of the Company, as defined in Section 424(e) of the Code.

(u)　　*"Participant"* means any eligible person who has been granted one or more Awards.

(v)　　*"Participating Company"* means the Company or any Parent Corporation, Subsidiary Corporation or Affiliate.

(w)　　*"Participating Company Group"* means, at any point in time, all entities collectively which are then Participating Companies.

(x)　　*"Performance Award"* means an Award of Performance Shares or Performance Units.

(y)　　*"Performance Award Formula"* means, for an Award, a formula or table established by the Committee, which provides the basis for computing the value of an Award at one or more levels of attainment of the applicable Performance Goal(s) measured as of the end of the applicable Performance Period.

(z)　　*"Performance Goal"* means a performance goal established by the Committee.

(aa)　　*"Performance Period"* means a period established by the Committee at the end of which one or more Performance Goals are to be measured.

(bb)　　*"Performance Share"* means a bookkeeping entry representing a right granted to a Participant pursuant to Section 9 of the Plan to receive a payment in Stock, a cash payment equivalent, or a combination thereof, as determined in the sole discretion of the Committee, based upon achievement of one or more Performance Goals.

(cc)　　"*Performance Unit*" means a bookkeeping entry representing a right denominated in cash or property other than shares of Stock granted to a Participant pursuant to Section 9 of the Plan to receive a payment equal to the value of a Performance Unit based upon achievement of one or more Performance Goals.

(dd)　　*Restricted Stock Unit*" means a bookkeeping entry representing a right granted to a Participant pursuant to Section 8 of the Plan to receive one share of Stock, a cash payment equal to the value of one share of Stock, or a combination thereof, as determined in the sole discretion of the Committee.

(ee)　　*"Restriction Period"* means the period established in accordance with Section 8.5 of the Plan during which shares subject to a Stock Award are subject to Vesting Conditions.

(ff)　　*"SAR"* means a bookkeeping entry representing, for each share of Stock subject to such SAR, a right granted to a Participant pursuant to Section 7 of the Plan to receive payment of an amount equal to the excess, if any, of the Fair Market Value of a share of Stock on the date of exercise of the SAR over the exercise price.

(gg)　　*"Securities Act"* means the United States Securities Act of 1933, as amended.

(hh)　　*"Service"* means a Participant's employment or service with the Participating Company Group as an Employee, a Consultant or a Director, whichever such capacity the Participant held on the date of grant of an Award. Unless otherwise determined by the Committee, a Participant's Service shall be deemed to have terminated if the Participant ceases to render service to the Participating Company Group in such initial capacity. However, a Participant's Service shall not be deemed to have terminated merely because of a change in the Participating Company for which the Participant renders such Service in such initial capacity, provided that there is no interruption or termination of the Participant's Service. A Participant's Service shall be deemed to have terminated either upon an actual termination of Service or upon the entity for which the Participant performs Service ceasing to be a Participating Company. Subject to the foregoing and to the extent applicable Section 409A, the Company, in its discretion, shall determine whether the Participant's Service has terminated and the effective date of such termination.

(ii)　　*"Stock"* means the common stock of the Company, as adjusted from time to time in accordance with Section 4.2 of the Plan.

(jj)   *"**Stock Award**"* means an Award of a Stock Grant, a Stock Purchase Right or a Restricted Stock Unit Award.

(kk)   "***Stock Grant**"* means Stock granted to a Participant pursuant to Section 8 of the Plan.

(ll)   *"**Stock Purchase Right**"* means a right to purchase Stock granted to a Participant pursuant to Section 8 of the Plan.

(mm)   *"**Subsidiary Corporation**"* means any present or future "subsidiary corporation" of the Company, as defined in Section 424(f) of the Code.

(nn)   *"**Ten Percent Owner**"* means a Participant who, at the time an Option is granted to the Participant, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of a Participating Company (other than an Affiliate) within the meaning of Section 422(b)(6) of the Code.

(oo)   *"**Vesting Conditions**"* mean those conditions established in accordance with Section 8.5 of the Plan prior to the satisfaction of which shares subject to a Stock Award remain subject to forfeiture or a repurchase option in favor of the Company.





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Adobe Inc. encourages you to take advantage of convenient ways to vote. If voting by proxy, you may vote over the internet, by telephone or by mail. Your internet or telephone vote authorizes the named proxies to vote in the same manner as if you marked, signed, and returned your proxy card. To vote over the internet, by telephone, or by mail, please read the accompanying proxy statement and then follow these easy steps:

VOTE BY INTERNET
Before The Meeting: Go to **www.proxyvote.com or scan the QR Barcode above**

Use the internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on April 14, 2026. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting: Go to **www.virtualshareholdermeeting.com/ADBE2026**

You may attend the meeting via the internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on April 14, 2026. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Adobe Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V84605-P44738   KEEP THIS PORTION FOR YOUR RECORDS

- -

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ADOBE INC.

Vote on Directors

The Board of Directors recommends a vote <u>FOR</u> the following:

1. Election of the eleven (11) Directors proposed in the accompanying Proxy Statement to serve for a one-year term.

		For	Against	Abstain
1a.	Cristiano Amon	☐	☐	☐
1b.	Amy Banse	☐	☐	☐
1c.	Melanie Boulden	☐	☐	☐
1d.	Frank Calderoni	☐	☐	☐
1e.	Laura Desmond	☐	☐	☐
1f.	Shantanu Narayen	☐	☐	☐
1g.	Spencer Neumann	☐	☐	☐
1h.	Kathleen Oberg	☐	☐	☐
1i.	Dheeraj Pandey	☐	☐	☐
1j.	David Ricks	☐	☐	☐
1k.	Daniel Rosensweig	☐	☐	☐

Vote on Proposals

The Board of Directors recommends a vote <u>FOR</u> proposals 2, 3 and 4.

		For	Against	Abstain
2.	Approve the 2019 Equity Incentive Plan, as amended, to increase the available share reserve by 12 million shares.	☐	☐	☐
3.	Ratify the appointment of KPMG LLP as our independent registered public accounting firm for our fiscal year ending on November 27, 2026.	☐	☐	☐
4.	Approve, on an advisory basis, the compensation of our named executive officers.	☐	☐	☐

The Board of Directors recommends a vote <u>AGAINST</u> proposals 5, 6, 7 and 8.

		For	Against	Abstain
5.	Stockholder Proposal Regarding Vote on Golden Parachutes.	☐	☐	☐
6.	Stockholder Proposal Regarding Board Matrix.	☐	☐	☐
7.	Stockholder Proposal Regarding Report on Civil Liberties in Digital Services.	☐	☐	☐
8.	Stockholder Proposal Regarding Retirement Plan Climate Risk.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment or postponement thereof.

Sign exactly as your name(s) appear(s) on the stock certificate. If shares of stock stand of record in the names of two or more persons, or in the name of husband and wife, whether as joint tenants or otherwise, both or all of such persons should sign the proxy card. If shares of stock are held of record by a corporation, the proxy card should be executed by a President or Vice President and a Secretary or Assistant Secretary. Executors or administrators or other fiduciaries who execute the proxy card for a deceased stockholder should give their full title. Please date the proxy card.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual Meeting to be Held on Wednesday, April 15, 2026:

The Notice and Proxy Statement and Annual Report on Form 10-K are available at www.proxyvote.com.

V84606-P44738

ADOBE INC.

PROXY FOR ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY

The undersigned hereby appoints each of Shantanu Narayen and Louise Pentland, as proxies, with full power of substitution, to represent the undersigned and to vote all of the shares of stock in Adobe Inc. (the "Company") which the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Company, to be held virtually on Wednesday, April 15, 2026 at 9:00 a.m. Pacific Time and at any adjournment or postponement thereof: (1) as hereinafter specified upon the proposals listed on the reverse side and as more particularly described in the Company's Proxy Statement, receipt of which is hereby acknowledged, and (2) in their best judgment upon such other matters as may properly come before the meeting or any adjournment or postponement thereof.

The shares represented hereby shall be voted as specified. **If no specification is made, such shares shall be voted <u>FOR</u> the election of each of the nominees listed on the reverse side for the Board of Directors, <u>FOR</u> Proposals 2, 3 and 4, and <u>AGAINST</u> Proposals 5, 6, 7 and 8**. Whether or not you are able to attend the meeting, you are urged to sign and mail the proxy card in the return envelope so that the stock may be represented at the meeting.

IF YOU ELECT TO VOTE BY MAIL, PLEASE SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)